OUR MISSION. Our tireless commitment is to become our clients' indispensable partner in their own mission to build brands that stand out, that lead in their category and that last over time, to provide them with the best communications solutions, bar none, allowing them to build strong and lasting relationships with all their target audiences.

     With the strength of three of the best advertising global brands in the world, each fundamentally different in personality and positioning, Publicis Groupe SA today represents an unparalleled resource. Its European, North American and Asian roots - through a unique partnership with Dentsu - make Publicis Groupe SA the only genuinely multicultural communications group.

     Publicis Groupe SA is pledged to offer its employees a professional environment providing the best opportunities for personal growth.

     To assure the future of the company and its independence, as well as the future of its employees, its relationships with clients and shareholders, the goal of Publicis Groupe SA is to achieve, on a regular basis, the market's best performance in terms of professional quality, creativity, growth and profitability.

CONTENTS

02   A message from Elisabeth Badinter

04   An interview with Maurice Levy

08   Corporate governance

12   How the world's fourth largest communications group came to be

20   2002 Financial highlights

22   The Publicis Model

24   A made-to-measure organization

30   The networks

46   The SAMS group

57   The Publicis Drugstore

60   Human resources

REFERENCE DOCUMENT

62   Publicis and its shareholders

69   2002 financial data

                                   [PICTURE]

The year was full of market uncertainty and hesitation. Yet, once again, Publicis dared to lead. At a time when most companies' strategies are reactions to marketplace changes, our Groupe took the opposite approach. With a very clear long-term strategy in mind, we decided without hesitating and achieved the most important development in our history: the merger with America's Bcom3, and the alliance with its shareholder, Japanese group Dentsu. That our Groupe has shown its entrepreneurial spirit and professionalism with such flair and in such an exemplary way brings me great satisfaction. It fills me with pride that a group like Dentsu, with the world's leading advertising brand, chose to associate itself with Publicis, an independent French group considered by some as "establishment," (in the best sense of the word). And this, through a long-term partnership

CONFIDENCE, LOYALTY AND INDEPENDENCE - THE IMPORTANCE OF AN ABSOLUTE COMMITMENT TO EACH

ELISABETH BADINTER
CHAIR OF THE SUPERVISORY BOARD

agreement, so rare in the business world. I consider this agreement as the fulfillment, even the consecration, of the very significant transformation that Publicis started to put in place less than five years ago.

     In 1961, my father, Marcel Bleustein-Blanchet, met the managers of Dentsu; the rich and endearing personality of this group, so similar to ours, appealed to him. Like us, our Japanese partners are very loyal to their roots, to their founder, to their history. Their international presence, which complements our own, provides them with a unique perspective on future development...a perspective that corresponds to our own vision and one that shapes some of the most effective and modern creative work of our time. Above all, there is an extraordinary similarity between the values that we both uphold and defend. For this reason, I am convinced there is no better partner for us anywhere.

     Because our `marriage' with Dentsu is based on absolute confidence, total loyalty, and complete independence, it is the best arrangement for our Groupe's future and the preservation of our independence.

     Strengthened, we also come out of this venture energized. This exceptional arrangement takes us beyond anything we could have imagined. The merger with Bcom3, one of the best communications companies on the other side of the Atlantic, opens the door to the very exclusive club of `top-tier' companies. Our Groupe joins this club armed with three of the most admired networks on the planet: Publicis Worldwide, Saatchi & Saatchi and Leo Burnett: the most powerful, the most creative and the most magical. The heights we have reached give us an unlimited horizon. Publicis acquires the strength, attractiveness, and stability as well as the serenity born of a good marriage.

     The Groupe's new status offers Management Board a longer-term vision and gives them significant room to manage the company for the long term.

     The association with Dentsu came at a very opportune time for Publicis, at the same time that Somarel holding was to be merged with Publicis Groupe SA. This holding company, in its time, contributed to preserving the Groupe's independence. I would like to take this occasion to thank all the employees who worked beside me to preserve independent ownership. Their confidence provided genuine encouragement for the management team during a difficult period; thanks to their support, Publicis was able to pass successfully through one of the most trying periods in its history. I am happy that even under rather unfavorable market conditions, management's strategic choices have led to a substantial increase in the value of their investment.

I am very conscious of the challenge that our new size represents for our employees. The merger with Bcom3 has reinforced our global reach and increased our head count from 7,300 in 1998 through 20,000 in 2001, to 36,000 today. The merging of the companies' cultures, resources, and personalities will be our challenge in the coming years. I am convinced that management, under Maurice Levy's direction, will be able to carry out this charge with the same talent demonstrated during the integration of Saatchi & Saatchi. That network's striking accomplishments - winning prizes for creativity in 2002, adding an impressive number of major clients to its portfolio - attest to the effectiveness of the group's integration model: respecting the identity, values and operating procedures of each entity, while ensuring the same rigorous management standards.

Today, after a year rich in events, I hope that the family spirit that makes Publicis unique will continue to endure. We should never forget that it is thanks to this special "cultural difference" that we have been able to bring into our fold some of the best brands in the world.

                             [PICTURE OF MAURICE LEVY]

Economic outlook. HOW DO YOU ASSESS 2002?

     The year got off to a very bad start: the events of September 11, 2001 accelerated the downward trend that the advertising market had been experiencing for several months.

     The best we could have expected was a three-phase evolution: a continued decline, January to May, a leveling off from June to October, and the beginning of an upturn between October and December. Truly, nothing went as anticipated. We have proceeded in a world of permanent uncertainty: advertisers have modified their plans as they went along, thus upsetting our forecasts and requiring us to continually adapt.

     Nevertheless, Publicis has done better than the competition, with a notably lower decline in organic growth. I would like to emphasize the remarkable work done by our teams who were able to maintain

INTERVIEW

MAURICE LEVY
CHAIRMAN AND CEO

the highest level of quality of service to our clients.

     These challenges aside, 2002 constituted a major strategic turning point for our group which embarked on a very significant transformation with the Bcom3 acquisition. This operation allowed us to reach exceptional ranking in advertising, among media agencies, in healthcare communications, and SAMS (Specialized Agencies and Marketing Services) and, considerably strengthened our presence in the United States, Latin America and Asia. Above all, we have joined the exclusive circle of `top-tier companies'.

DO YOU EXPECT A TURNAROUND IN 2003? The current climate of uncertainty doesn't lend itself to prediction. We will have to adapt to this world of uncertainty and hesitation. Periods of economic stability appear to be a thing of the past. More than ever, companies will have to demonstrate vigilance and considerable flexibility to deal with the economy's unpredictable behavior.

     As far as the advertising market is concerned, 2003 should be a year of transition before an upturn, now hoped-for in 2004. Geopolitical problems and uncertainty weigh on some regions, leading the major economic players to use great caution. Nevertheless, what do we see? Firm ground in Asia (with the exception of Japan) with the United States holding up relatively well, though without recovering the euphoric levels of the past. On the other hand, it is hard to anticipate the evolution of markets in Germany, Southern Europe and Latin America. A stable or slightly rising worldwide advertising market is the best we can hope for in 2003. Obviously, the war in Iraq added even more uncertainty to the current situation.

     HOW DO YOU ASSESS CURRENT CONSUMPTION TRENDS AND ADVERTISERS' BEHAVIOR? Today, caution is the watchword for advertisers. Fortunately, some who have learned from previous recessions have decided to invest heavily to preserve, or better even strengthen, their market share. The reduction of advertising budgets during periods of economic slowdown could have long-term negative consequences for market position. Regaining market share after the downturn is extremely expensive. As far as consumer behavior is concerned, it appears to be very distinct from consumer confidence. Households are indeed preoccupied by the world situation, but their behavior is directly linked to daily life. While they are more concerned with price and more inclined to choose products on sale, overall their spending habits haven't changed much. Quality and brand are the discriminating elements in their choices, because experience has led consumers to know how to judge on value for money. Product safety is important requirement today and, without a doubt, a trend that will grow. It comes at a time of a broader movement toward the major brands, those that are known and which provide security.

BUSINESS STRATEGY. WHY HAS PUBLICIS ONCE AGAIN HELD UP BETTER THAN ITS COMPETITORS? Our strength lies in very decentralized management, based on autonomous units. We give our teams a lot of freedom; they operate under a quasi-entrepreneurial mode. Thanks to their personal involvement and their energy, we gained many new clients this year and have been able to manage our costs.

     We cultivate a `challenger' mentality, always on the alert, obsessed with client service quality, as well as ideas and strategies that can help them gain market share and contribute to brand recognition. Our teams are extremely motivated and our clients know it because they trust us and often ask us to handle new brands for them.

     Our strength also lies in the quality of our client portfolio, with many national and world leaders, well-balanced both by geography and sector.

WILL YOU BE SATISFIED WITH BEING NUMBER FOUR WORLDWIDE IN YOUR SECTOR OR WILL YOU CONTINUE YOUR RISE TO THE TOP? Ranking has never been an end in itself for us. Conversely, expansion is to me a sign of a company's health and energy. What was of greatest importance for Publicis was to be among the indisputable leaders of the world's advertising industry. The field had been made up of only three and the others were called upon to play the role of `extras'. To satisfy our clients, to attract the best talents, and to assure our future development, we had to join the top tier. Today we've succeeded, even if we're still some distance from number three. And it's just this gap that offers significant growth potential, because now we can take advantage of significant possibilities for development in several areas, notably specialized communications and marketing services.

WHAT BENEFIT DOES YOUR NEW STATUS OFFER YOUR CLIENTS? First, stability: it is important for them to entrust their brands to a company that can be a partner with them over the long term. In addition, our clients benefit from our new critical mass, affording us a stronger position to negotiate with media, and allowing us to bolster our investments in research and technology. All this means many strong arguments for attracting the best talent, which is the only way to guarantee the best service for our clients.

CAN YOU SUCCEED IN `HOLISTIC COMMUNICATIONS' WHEN YOU HAVE FEWER `SAMS' THAN YOUR COMPETITORS? Our organization is designed to adapt to the needs of each client. For many years, we have brought together the best talents for our clients to cover all of their needs, in the most cost-effective manner. This requires, of course, a solid team effort among different units, all focused solely on the client's interests. More than the size of our units, what is of importance to us is their capacity to manage our clients' needs. That is the `raison d'etre' for our focus on holistic communications. This said, however, there are regional as well as business sectors which we must still grow. This is the objective of our growth strategy, stressing foremost organic growth: in 2003, therefore, we will only make sectorally-targeted acquisitions. Once Bcom3's integration is complete, we will explore new avenues for growth.

WAS THE DISAPPEARANCE OF THE D'ARCY NAME NECESSARY? While this decision was very difficult to make on a human or emotional level, on a strategic level, it was not only logical but necessary. No large holding company today has four advertising networks and each of ours had a few weaknesses. By redistributing the D'Arcy assets - I'm aware that it was a bold decision - we found the fastest way to strengthen our networks and the most balanced way to avoid disruption. Nevertheless, this decision resulted in the disappearance of a fine brand. I understand and share the feelings of those who were close to it. Still, this has proven to be the right approach for our clients and our employees, because while the name has disappeared, the talent and clients have remained. We haven't lived through the destructive approach which so many of our competitors saw when they faced similar situations. Just the opposite, the integration has been a genuine success that has today the enthusiastic support of our clients as well as employees.

HUMAN RESOURCES. WILL THE GROUP'S NEW SIZE BRING ABOUT A HARMONIZATION OF COMPENSATION THROUGHOUT THE GROUP? Our compensation systems must be competitive with the market and take local conditions into account. Don't forget that we are located in over 100 countries! Therefore, there will always be differences. As far as human resources are concerned, it is essential that we have considerable operating flexibility because throughout the group, we have many lines of business and different situations. Still, we must at least develop common, fair principles and remain competitive, all the while achieving a fair balance between policies decided in Paris and the latitude needed by each entity. A compensation system including three components - fixed, variable linked to performance, and stock options with a long-term incentive plan - must be applied progressively to all entities.

GROWTH/PROFITABILITY. WHERE DO YOU SEE YOUR POTENTIAL FOR GROWTH? FOR PROFITABILITY? In advertising, none of our networks has reached the saturation point in terms of new business. Their agencies still have enough room to accommodate, without conflict of interest, many areas of activity. At the same time, we unquestionably have considerable growth potential in SAMS, and we now have the means to catch up to our competitors. In a far from saturated market, we therefore have both organic and external growth levers at our disposal.

     We are making continuous efforts to maintain a high level of profitability, which is the only way to guarantee our independence and the quality of our future service to clients.

     The Bcom3 merger brought us additional flexibility and options. Indeed, critical mass allows us to reduce our management and administrative costs and to lower the relative proportion of corporate staffing. Thanks to this merger, we have the best opportunity in our sector today to increase margins.

WHAT DO YOU EXPECT FROM YOUR AGREEMENT WITH DENTSU? This is very important in many respects: through the shareholders' agreement with Elisabeth Badinter, Dentsu is helping to secure the long-term future of Publicis and guarantees its stability. The development of a strategic partnership allows us and our clients to benefit from Dentsu's strengths in Japan and, in return, help Dentsu's own clients use our strengths throughout the world. Finally, joint operations are planned. One of them, in sports marketing, is already in place through the creation of iSe (International Sports and Entertainment).

IS A TARGET FOR OPERATING MARGIN GREATER THAN 15% REALISTIC? Good management is based on continuous performance improvements. At the same time, one must avoid utopian objectives and keep a realistic and sound vision of the company. By setting an objective for an EBITA margin of 15% for the second half of 2003, we are aware we are being very ambitious. I am certain, however, that the process underway will allow us to reach the best level of profitability in the market, and to meet this forecast. Once we have reached this level, we will safeguard that level before committing to new objectives.

WILL THE HEART OF PUBLICIS REMAIN IN PARIS? The history of Publicis was forged through successive and successful transformations. Each time, our group has emerged stronger. As long as it remains attached to its human values, its business and social ethics, faithful to the thinking of Marcel
Bleustein-Blanchet, Publicis will retain its soul.

     France is our birthplace, which makes us a different kind of group. Nevertheless, we are not looking to impose our culture on other nationalities. An important French virtue is to respect others. It is in this sense that France will remain our principal culture.

     We are French in France, American in the USA, British in England, and Japanese in Japan. We respect the countries where we work and strive to be good citizens there.

CORPORATE GOVERNANCE

MANAGEMENT BOARD

1    MAURICE LEVY
     Chairman & CEO
2    ROGER HAUPT
     President & COO
3    KEVIN JOHN ROBERTS
     CEO, Saatchi & Saatchi
4    BRUNO PESBARATS-BOLLET
     Vice-Chairman of the Supervisory Board, Medias & Regies Europe
5    BERTRAN SIGULER
     Executive Vice-President, Publicis Worldwide



SUPERVISORY BOARD
ELISABETH BADINTER
Chair
SOPHIE DULAC
Vice-Chair
ROBERT BADINTER
Professor Emeritus, University of Paris I
SIMON BADINTER
Chairman & CEO of the Management Board, Medias & Regies Europe
MONIQUE BERCAULT
Technical Advisor to the CEO Medias & Regies Europe
MICHEL CICUREL
Chairman of the Board, Compagnie Financiere Edmond de Rothschild Banque MICHEL DAVID-WEILL
Worldwide Chairman, Lazard LLC
YUTAKA NARITA
Chairman & CEO, Dentsu Inc.
FUMIO OSHIMA
Executive Vice-President, Dentsu Inc.
HELENE PLOIX
Chair, Pechel Industries
FELIX ROHATYN
Chairman of the Board, Aton Pharma Inc.
ROBERT LOUIS SEELERT
Chairman, Saatchi & Saatchi
AMAURY-DANIEL DE SEZE
Chairman of the Board, COPEBA
HENRI-CALIXTE SUAUDEAU
Director, Property Division, Groupe Publicis Services
GERARD WORMS
Managing Partner, Rotshchild & Cie Banque

AUDIT COMMITTEE
Chairman: Gerard Worms
Helene Ploix
Jean-Paul Morin
APPOINTMENT AND COMPENSATION COMMITTEE
Chair: Elisabeth Badinter
Gerard Pedraglio
Henri-Calixte Suaudeau

STATUTORY AUDITORS
Mazars & Guerard
     125, rue de Montreuil. 75011 Paris, France
Ernst & Young Audit
     4, rue Auber. 75009 Paris, France
ALTERNATE AUDITORS
Patrick de Cambourg
Denis Thibon

                                    [PICTURE]

                      [DRAWING -- BACK HALF OF HORSE]

SAVIGNAC LEFT US IN OCTOBER, 2002. TO PAY TRIBUTE TO HIS WORK AND, MORE SPECIFICALLY, TO THE POSTER WHICH HE CREATED FOR RENAULT WHEN PUBLICIS WAS ABOUT TO LAUNCH ITS FIRST WORK FOR THE COMPANY, WE OFFER THIS INTERPRETATION OF WHAT HE HAD TO SAY:

WHEN I WORKED ON A BRAND, I TRIED TO DRESS IT IN ITS SUNDAY FINEST. STRANGELY ENOUGH, ONE DAY, PEOPLE STOPPED LIKING CLARITY. INSTEAD, THEY PRETENDED TO LIKE WHAT WAS LEFT UNSAID. THEY HAD BEEN TOLD OVER AND OVER AGAIN IN SO MANY WORDS THAT, 'AS FOR VISUAL COMMUNICATION, AN IDEA IS GOOD ONLY IF IT CAN BE EXPRESSED IN DRAWING AND IF A GRAPHIC DESIGN CAN CONVEY ITS ESSENCE'. ONE OF MY MAIN CONCERNS IS TO EXPRESS A ROLE FOR THE COMMERCIAL PRODUCT THAT I AM TO REPRESENT. IT NEEDS TO GO BEYOND BEING JUST A STRANGE OBJECT THAT IS SUPERIMPOSED ON THE DRAWING, AS IS THE CASE WITH MOST IMAGES. IT MUST BECOME AN ACTOR AND RESPOND. THE DAY THAT CASSANDRE BEGAN DECOMPOSING THE WORD 'DUBONNET', HE ASTOUNDED US. I SAID TO MYSELF, 'THAT'S WHAT IS NEEDED TO MAKE THE PRODUCT AN ACTOR'.


                                   SAVIGNAC

                      [DRAWING -- FRONT HALF OF HORSE]

HOW THE WORLD'S FOURTH LARGEST COMMUNICATIONS GROUP CAME TO BE

THE KEY YEARS FOR THE GROUP

THE WATERSHED UNDERWAY OR THE FIRST STEPS OF A PIONEER

The merger with Bcom3 constitutes, if not a culmination, at least a major stage in the transformation started several years earlier.

     In the beginning, there was Publicis, France's premier advertising agency. Established in 1926 by Marcel Bleustein-Blanchet and guided by the pioneering spirit of its founder, Publicis was the leader in the French advertising market and for 50 years contributed to its rapid development. It was only during the 1970's that the agency began to accelerate its European development. In the 1980's, it grew to lead the European communications market, its brand serving as an umbrella for a broad range of communications services. Its global growth truly started in the second half of the 1990's, where systematic expansion was undertaken beyond the `Old World' of Europe.

     In less than four years, Publicis moved from thirteenth position worldwide to the world's Top four communications groups* and increased its work force from 7,300 to 35,700 employees.

* Advertising Age ranking by revenue

                    MARCH 7, 2002, TWO MAJOR DEVELOPMENTS IN ONE, AS THE WORLD'S FOURTH LARGEST COMMUNICATIONS GROUP IS BORN: PUBLICIS MERGES WITH AMERICA'S BCOM3, THEN THE NEWLY-FORMED GROUP AGREES TO A STRATEGIC PARTNERSHIP WITH DENTSU, THE LARGEST JAPANESE AND ASIAN COMMUNICATIONS ORGANIZATION.


                    PUBLICIS JOINS THE CLOSED CIRCLE OF TOP-TIER GLOBAL PLAYERS IN THE ADVERTISING INDUSTRY, THUS RESHAPING THE ENTIRE SECTOR'S COMPETITIVE LANDSCAPE.


1996-99 DETERMINED AND ACCELERATED GLOBALIZATION. Between 1996 and 1999, Publicis implemented a powerful strategy of international expansion on all continents. This development was a necessity in order to accompany its clients throughout the world and meet their growing needs as they, as well, followed their own paths to globalization.

     In three years, some thirty agencies on five continents were brought under the Lion logo.

     In Asia-Pacific: Welcomm in Korea, Ad-Link in China, Basic Advertising and AMA in the Philippines, Mojo Partners in Australia and New Zealand, Zen in India, Wet Desert in Malaysia, Prakit in Thailand and in other southeast Asian countries, as well as the top agencies in Pakistan, Singapore and Taiwan,

     In Latin America: Norton in Brazil, Romero in Mexico, as well as highly regarded agencies in Chile, Venezuela, Colombia, Peru and Argentina,

     In the Middle East, Publi-Graphics, and Ariely in Israel,

     Two agencies in South Africa,

     In the United States with Burrell Communications, Evans Group and Hal Riney, and SMW in Canada,

     In Europe, in particular Casadevall Pedreno in Spain and Aebi Strebel in Switzerland.

2000 THE GROUPE OFFERS MULTIPLE NETWORKS. The Publicis network alone was not enough to ensure the Groupe's future development and to confront and adapt to the transformation of its industry. The Groupe had to take on a second network to open new marketing opportunities and to extend its range of services. This change, carried out in 2000, put the Groupe on a path of major and permanent transformation. Over the course of one year, Publicis radically changed in size, acquiring at the same time some of the finest in the US communications market, a multi-network status, a significant opening into the Anglo-Saxon cultural universe, and diversified expertise in specialized communications.

Four acquisitions were at the heart of this change:

o Saatchi & Saatchi enriched the Groupe with a second global advertising brand, bringing its unequaled reputation and name recognition,

o Fallon gave Publicis the foundation of what will become a `multi-hub' network of ultra-creative agencies,

o Nelson Communications made the Groupe one of the leaders in the booming segment of healthcare communications,

o Frankel provided Publicis with its first significant access to direct marketing in the U.S.

     In 2001, Publicis strengthened its positions in media counsel and buying by combining Optimedia and Zenithmedia to create ZenithOptimedia, third largest media counsel and buying group in the world (ZenithOptimedia is held 75% by Publicis and 25% by Cordiant Communications Group).

     On December 31, 2001, Publicis was ranked sixth worldwide among communications groups, with 20,000 employees in 102 countries. In less than two years, it had doubled in size. All these steps were necessary to make the big jump which, in March 2002, was to catapult the group into the playing field of the largest companies.

     It is rare in the history of business that such a transformation is completed so quickly and on such a large scale. It is also remarkable that such a process should take place so smoothly, with great stability in management structures and without compromising the dynamic growth in group results.

HOW THE WORLD'S FOURTH LARGEST COMMUNICATIONS GROUP CAME TO BE

2002:  PUBLICIS REACHES A MAJOR MILESTONE
ROGER HAUPT, PRESIDENT & COO

BETWEEN 1997 AND THE END OF 2002, PUBLICIS GROUPE SA'S worldwide ranking went from No.13 to No.4. In two years, it had quadrupled in size, boosting its revenues from one billion euros in 1999 to more than four billion in 2002. Publicis has also become the world's leader in media counsel and buying, a spectacular change since the Groupe was ranked 8th just two years ago. In view of this progression, it is no longer a question of acceleration, nor of major change, but of leaps and bounds and transformation. With the Bcom3 acquisition, Publicis definitively broke with its progressive growth approach and dramatically expanded its scope of activity.

THE REASONS FOR A SUCCESSFUL MARRIAGE. The transaction bringing together Bcom3, Publicis and Dentsu is the result of several converging factors:

o The requirements of clients: they themselves are engaged in an unprecedented consolidation movement; global clients increasingly seek to entrust their communications strategies to companies that are strong, permanent and global, and who give them access to diversified resources.

o Common interests, complementary strengths: Publicis and Bcom3 were each aiming to consolidate their positions to anticipate better the needs of advertisers. For Publicis, Bcom3 quickly appeared to have the best possible combination of talent in the sector: a solid company, made up of prestigious brands, an exceptional client portfolio and excellent cultural and geographic fit with the Groupe's networks.

o    Values shared by the three parties.

The clients of Publicis and the former Bcom3, on one hand, and Dentsu on the other, quickly realized that all three shared basic cultural and business values: excellence in client relations, focus on discipline and high-quality standards, availability to serve client needs, obsession with profitable growth for client brands and devotion to their cultural roots and to their founders, Marcel Bleustein-Blanchet, Leo Burnett and Hoshiro Mitsunaga.

A NEW SCOPE OF ACTIVITY, A BROADER AND STRONGER OFFERING.

The transaction positions the new Groupe as the `fourth Musketeer' among the largest communications groups in the world - while the smallest, also the most aggressive and the most proactive, the most willing to make the best use of its new assets.

o Unrivalled access to the world's two largest markets: by allying with Bcom3, Publicis achieves its ambition of becoming a significant player in the United States, the largest market in the world. Furthermore, the privileged relationship between Bcom3 and Dentsu offers Publicis access to the Japanese market, the second largest advertising market in the world. The merger has also allowed the new Groupe to consolidate its geographic presence in Latin America and in a large number of Asia-Pacific markets.

o Major positions in most strategic disciplines: Already among the leaders in healthcare communications and multicultural communications in the United
States, the Groupe resulting from this merger further strengthens its position in these segments. The Groupe also reinforces its public relations activities. In the area of media counsel and buying, the merger brings together the two best offerings in the sector. In addition, through its strategic partnership with Dentsu, the new Publicis Groupe becomes the only player in the world with the ability to offer clients truly global management of their media strategy, Japan included.

     Finally, thanks to the year-end 2002 creation of the iSe joint venture, Publicis will expand its offer and expertise into sports marketing, an area in which Dentsu is the global leader.

o A single group for local response to multiple needs: major global brands are always looking for the most authentic cultural sensitivity in each country or each region, in order to establish an effective and true dialogue with the local consumer. Culturally and physically rooted on three continents - and with agencies in 109 countries - the new Publicis Groupe is the only one in the world that can, with its multicultural offering, meet this need.

                                    [PICTURE]

A NEW PUBLICIS SHAPED FOR GROWTH. The new Publicis today has three worldwide advertising brands that are not only strong, but also very differently positioned:

o Publicis Worldwide, `The Holistic Difference,' French by birth, European by nature, and global by calling,

o Saatchi & Saatchi, `The Ideas Company,' founded in the United Kingdom, champion of creativity,

o Leo Burnett, `Best Advertising, Bar None,' advertising excellence and one of the most prestigious names in the country that created advertising.

These prestigious brands of the new Publicis, even the oldest and most legendary ones, have a long way to grow. They all have strong growth potential, in terms of clients and business sectors. They can now rely on the specialized resources of the Groupe to offer their clients holistic and comprehensive services. They also benefit from the world's largest force in media counsel and buying.

     This spectrum of brands, offerings, specialties and diversified and complementary approaches create an unbeatable tool to win new clients and to gain new accounts. Given its new size and scope of offerings, the Groupe's potential to expand into new markets is matched only by its ambition: boundless.

HOW THE WORLD'S FOURTH LARGEST COMMUNICATIONS GROUP CAME TO BE

POWER AND COMPLEMENTARITY OF THE NEW GROUPE

Publicis is the fourth largest communications group in the world and the world's largest media counsel and buying group. Publicis Groupe SA's unique offer is founded on three prestigious advertising brands, each with its fundamentally different positioning and cultural roots: Publicis Worldwide, Saatchi & Saatchi, and Leo Burnett. The new Groupe, which resulted from the merger with Bcom3 in 2002, and the strategic partnership with Dentsu, has an unmatched footprint, on three continents and throughout three cultures, and with the most multicultural offering on the market.

PUBLICIS PUBLICIS, FOURTH LARGEST COMMUNICATIONS GROUP IN THE WORLD BASED ON REVENUES
             WORLD LEADER IN MEDIA COUNSEL AND BUYING
             BASED ON BILLINGS - RECMA RANKING
             DATED JANUARY 2003

MAJOR UNITS OF PUBLICIS GROUPE SA


PUBLICIS GROUPE SA

ADVERTISING                      MEDIA                        SAMS

Publicis Worldwide               Starcom MediaVest Group      DIRECT MARKETING       PRODUCTION
Leo Burnett Worldwide            ZenithOptimedia              CRM                    PUBLISHING
Saatchi & Saatchi Worldwide                                   SALES PROMOTION        Capps Digital
                                 Medias & Regies Europe       Arc Marketing          Comma
Fallon Worldwide                                              Frankel                The Facilities Group
Bartle Bogle Hegarty2                                         Ileo                   Mundocom
                                                              Publicis Dialog        Publicis Blueprint
Beacon Communications                                         The Triangle Group     WAM
The Kaplan Thaler Group
                                                              HEALTHCARE             HUMAN RESOURCES
                                                              COMMUNICATIONS         COMMUNICATIONS
                                                              The Klemtner Group     Media System/
                                                              Medicus Group          Talentvillage
                                                              Nelson Communications
                                                              Publicis Wellcare      DIGITAL COMMUNICATIONS
                                                              Saatchi & Saatchi      Arc Interactive
                                                              Healthcare             iLeo
                                                                                     Leonardo
                                                              MULTICULTURAL          Publicis Networks
                                                              COMMUNICATIONS         Semaphore Partners
                                                              Pangea Group
                                                              (Lapiz, Bromley,       SPORTS MARKETING
                                                              Vigilante...)          iSe3
                                                              Burrell Communications Relay
                                                              Publicis Sanchez &
                                                                 Levitan             DESIGN
                                                                                     Design Carmi & Ubertis Design
                                                              PUBLIC RELATIONS       Carre Noir
                                                              PRESS RELATIONS        Duffy Design
                                                              CORPORATE AFFAIRS
                                                              BRANDING
                                                              Manning Selvage & Lee
                                                              Publicis Consultants
                                                              Rowland Communications
                                                                 Worldwide


1. Specialized Agencies and Marketing Services

2. 49%-owned

3. 45%-owned

HOW THE WORLD'S FOURTH LARGEST COMMUNICATIONS GROUP CAME TO BE

WORLDWIDE PRESENCE: CRITICAL MASS
COMPREHENSIVE GEOGRAPHIC COVERAGE


PUBLICIS GROUPE SA IS PRESENT, through its three major advertising brands, in 109 countries which represent more than 95 per cent of the global advertising market. In addition, the Groupe is ranked number one in Europe and number three in the United States and ranks among the top five in each of the fifteen largest advertising markets, (including in Japan, through its strategic partnership with Dentsu).

[PUBLICIS RANKS AMONG THE TOP 5 IN THE 15 MAJOR ADVERTISING MARKETS -- GRAPHIC]


SOURCE: MARKET SIZE: ZENITHOPTIMEDIA ADVERTISING EXPENDITURE FORECASTS - DECEMBER 2002.
          RANKINGS: ADVERTISING AGE - APRIL 2002 - PARENT COMPANY'S REVENUES.


2002 (PRO FORMA) WORLDWIDE PRESENCE BY REGION

                                                                              Middle East
                       North America  Europe    Asia Pacific   Latin America    Africa
Revenues                  2,042        1,599       380             180               79
(in millions of euros)
Employees                11,409       14,227     6,334           2,475            1,236
Number of countries           2           38        18              21               30
Number of cities             56           82        32              25               34


                              [WORLD MAP -- GRAPHIC]



[2002 (PRO FORMA) REVENUES OF THE TOP 10 MARKETS -- GRAPHIC] in millions of euros

[2002 OPERATING INCOME BY GEOGRAPHY -- PIE CHART]

[ORGANIC GROWTH BY GEOGRAPHY -- GRAPHIC]

[2002 (PRO FORMA) OPERATING INCOME BY GEOGRAPHY -- PIE CHART]

2002 FINANCIAL HIGHLIGHTS

JEAN-MICHEL ETIENNE, GROUP CFO


                    2002 WAS THE YEAR OF THE MERGER WITH BCOM3, WHICH GENERATED ADDITIONAL REVENUES, ON A FULL-YEAR BASIS, OF 1.9 BILLION EUROS, PRACTICALLY DOUBLING THE SIZE OF THE GROUPE. THE NEWPUBLICIS GROUPE GENERATED PRO FORMA REVENUES OF 4.28 BILLION EUROS, AN OPERATING INCOME OF 573 MILLION EUROS AND A FREE CASH FLOW OF 337 MILLION EUROS. THE GROUPE EMPLOYS 35,700 PEOPLE IN 109 COUNTRIES.


[BILLINGS OVER 5 YEARS - REVENUES OVER 5 YEARS -- GRAPHIC]


Publicis Groupe's revenues reached 2,926 million euros in 2002, including 2,366 million from the original Publicis alone and 560 million from Bcom3, which was consolidated only over a three months and five days period. Organic growth was negative by 3.9% (-3.4% for Publicis alone), once again giving Publicis the no. 2 ranking in the industry. Moreover, the total amount of net new business (expressed as forecast billings) reached 2.2 billion euros in 2002.


[ORGANIC GROWTH OVER 5 YEARS - GRAPHIC]


[PRO FORMA REVENUES BY NETWORK - PIE CHART]


[PRO FORMA REVENUES BY BUSINESS -- PIE CHART]


[PRO FORMA REVENUES BY GEOGRAPHY -- PIE CHART]

[PICTURE]


[NET INCOME, EXCL. MINORITES -- TABLE]


The Groupe's net profit before goodwill amortization rose 10.2% to 237 million euros in 2002. After the year's acquisitions and especially the consolidation of Bcom3 over one quarter, goodwill amortization increased, resulting in net earnings of 147 million euros, down 2.6% compared to 2001. Overall, the Groupe's average net earnings growth rate over a 5-year period stands at 25.4%.


[CASH FLOWS FROM OPERATIONS -- TABLE]


The Groupe's cash flows from operations grew by 51.7% in 2002 to 393 million euros. Over the past five years, cash flows from operations increased at an annual growth rate of 30%.


[EBITDA -- TABLE]


[OPERATING INCOME -- TABLE]


In 2002, the Groupe reached its profitability objectives. The EBITDA/revenues ratio reached 18.2% (17.3% for Publicis alone, without Bcom3's contribution for the last and most profitable quarter of the year), the best results in the advertising industry. The operating margin came to 14.7% (operating income/revenues), or 13.8% for Publicis alone. It was the second highest performance in the industry in 2002. EBITDA reached 533 million euros (up 25.1% compared to 2001) while operating income, which includes current restructuring costs, reached 429 million, up 25.4%.

Except for Bcom3, investment in 2002 was very limited: 64 million euros in capital expenditures and 75 million in net acquisitions for the SAMS (Specialized Agencies and Marketing Services) units. The Groupe spent 180 million euros for share repurchases and 196 million euros to pay back the contingent value rights (CVRs) associated with the acquisition of Saatchi & Saatchi in 2000. Bcom3 was financed through shares and various equity-linked securities (bonds redeemable for new or existing shares and bonds with equity warrants, ORANEs and OBSAs).

     The Groupe's financial structure (and specifically its debt-to-equity ratio) improved considerably in 2002 due to the methods used to finance the Bcom3 acquisition, thereby strengthening the Groupe's equity. The debt-to-equity ratio rose from 100% in 2000 to 145% by June 30, 2002, and fell to 83% by December 31, 2002 (62% when bonds with equity warrants are accounted as equity). Undrawn credit facilities available to the Groupe totaled 815 million euros on December 31.

THE PUBLICIS MODEL

A CERTAIN IDEA OF BUSINESS INTEGRATION

COMMUNICATIONS AND ADVERTISING ARE ACTIVITIES WHICH DEPEND INTRINSICALLY ON THE TALENT, INVOLVEMENT, and motivation of men and women, and the confidence their clients have in them. It is undoubtedly for this reason that very few mergers have been qualified as successes in this sector. Three conditions are necessary for success:

o    keeping clients who are sometimes destabilized by a merger,

o retaining and motivating employees who account for a significant part of the company's value, and

o    implementing a better performing organization.

In short, it means allowing the acquired entities to retain their identities, their values and to pursue their growth, all the while adapting to the demands of the new Group to which they belong.

SAATCHI & SAATCHI: THE BEST PUBLICIS GROUPE PERFORMANCE IN 2002. The Saatchi & Saatchi group was acquired by Publicis in September 2000, bringing with it more than 5,000 employees in close to 90 countries, revenues of 700 million euros, and one of the best advertising brands in the world. The newcomer had a strong personality marked by a somewhat turbulent history and, above all, a culture and temperament far removed from the Latin culture of Publicis.

     Two years later, Saatchi & Saatchi, its soul and culture intact, is at the peak of its glory, winning the 2002 Cannes festival's award for excellence, chosen 'Global Agency Network of the Year' by AdWeek and Advertising Age, and ranked first for global new business by Advertising Age.

     Financially, in 2002 Saatchi & Saatchi achieved the Groupe's best performance for organic growth and met its profitability objectives set at the end of 2000 with an operating margin approaching 13%, compared with 9.5% two years ago, and all this in an unfriendly economic environment.

     The integration of Saatchi & Saatchi did not lead to any loss of key talent or of clients.

     This total success is, to a great extent, due to the talent of the men and women who make up Saatchi & Saatchi, particularly Kevin Roberts, its CEO, and his management team, and to the talent of the Publicis Groupe SA for successfully coordinating and completing the integration process.

               WITH THE BCOM3 ACQUISITION IN SEPTEMBER 2002, PUBLICIS BEGAN TO INTEGRATE CLOSE TO 16,000 NEW EMPLOYEES IN SOME 100 COUNTRIES, WHO REPRESENT APPROXIMATELY TWO BILLION EUROS IN REVENUE. A TRUE CHALLENGE, THIS TASK IS BEING MANAGED IN THE SMOOTHEST, MOST ORDERLY MANNER POSSIBLE.

               THE OBJECTIVE OF PUBLICIS IS THAT THE STRENGTH, CULTURE AND TALENT OF THE MERGED ENTITIES WILL FLOURISH EVERYWHERE IN THE NEW GROUPE. THE STRIKING SUCCESS OF THE SAATCHI & SAATCHI INTEGRATION IN 2002 ILLUSTRATES THE VALUE OF THIS TESTED APPROACH.


INTEGRATION ACCORDING TO PUBLICIS GROUPE SA: RESPECT, DISCIPLINE AND... PERSISTENCE. The cult of independence is rooted in the culture of Publicis Groupe SA. This bedrock respect for independence shaped the Publicis principles for integration of newly-acquired companies. The operating methods, professional codes and customs, the essence of the Saatchi & Saatchi culture, were preserved as were decision-making and operating autonomy.

     The integration of people and functions was managed in a climate of confidence, with the overall aim of creating a profitable organization. After closing down the former Saatchi & Saatchi central administrative organizations, management structures were merged into the Groupe's major market divisions.
In emerging market countries, the agency networks were brought together, sometimes creating dual-name agencies.

     Begun eighteen months ago, the integration process will be complete in 2003: It has clearly borne fruit and greatly improved the competitiveness of Saatchi & Saatchi. What made this integration an unquestioned success was that it was transparent to employees, but tangible in the numbers.

BCOM3, ON THE SAME SUCCESSFUL TRAJECTORY? The acquisition of Bcom3 was finalized in September 2002. The integration process has begun and is expected to last about two years: it is already possible, however, to note some first impressions and reaffirm fundamental principles.

     Since the announcement of this major transaction and the decision to eliminate the D'Arcy brand, the vast majority of the two groups' clients have reconfirmed their confidence in their agencies. So this change should therefore not create significant disturbance. As far as human resources are concerned, the great majority of people accounting for the success of the former Bcom3 entities are still in their positions and have expressed their confidence in the new Groupe. In terms of the administrative and financial integration process, the spirit of cooperation and willingness to go forward augurs well for the months to come.

A MADE-TO-MEASURE ORGANIZATION

REORGANIZING CORPORATE STRUCTURES

THE GROUPE'S PROFOUND TRANSFORMATION FOLLOWED THE BCOM3 ACQUISITION, AND LED TO SEVERAL STRATEGIC BUSINESS DECISIONS ANNOUNCED IN THE FALL OF 2002:

O    NEW SENIOR MANAGEMENT APPOINTMENTS,

O BOLSTERING THE GROUPE'S THREE MAIN GLOBAL NETWORKS AND A DECISION TO MERGE D'ARCY WITH THE OTHER GROUPE ENTITIES,

O    A NEW FOCUS ON SAMS (SPECIALIZED AGENCIES AND MARKETING SERVICES) STRATEGY,

O    REORGANIZATION OF HEALTHCARE COMMUNICATIONS OFFERINGS,

O RATIONALIZATION OF THE GROUPE'S CORPORATE STRUCTURES, LEADING TO THE CLOSING OF BCOM3 HEADQUARTERS,

O REORGANIZATION OF THE GROUPE'S LEGAL STRUCTURE TO REDUCE THE NUMBER OF GROUPE ENTITIES,

O ESTABLISHMENT OF SHARED RESOURCE CENTERS IN THE MAIN COUNTRIES WHERE PUBLICIS OPERATES,

o    RATIONALIZATION OF THE GROUPE'S PRESENCE IN EMERGING COUNTRIES.

APPOINTMENTS


TO THE GROUPE'S                  PUBLICIS WORLDWIDE              AT GROUPE LEVEL
 MANAGEMENT BOARD
o   ROGER HAUPT, former          o RICK BENDEL, Chief            o WALTER VAN DER MEE,
     Chairman & CEO of              Chief Operating Officer         Executive Vice President,
     Bcom3, to the position         reporting to Maurice            reporting to the
     of Groupe President            Levy, Chief Executive           Directoire, for resource
     and Chief Operating            Officer (CEO)                   management and development
     Officer (COO)               o DAVID DROGA, Worldwide           in Europe
                                    Creative Director, a newly-
SAMS                                created position
o   JOHN FARRELL                 o SUSAN GIANINNO (ex Chair
     former President &             & Chief Branding Officer
     CEO of D'Arcy                  of D'Arcy Worldwide),
     Worldwide, has taken           Chair & CEO Publicis USA
     responsibility for           o JEAN-YVES NAOURI,
     the SAMS (specialized           Regional Chairman for
     agencies and marketing          Northern Europe
     services) group with         o PAULO SALLES, Regional
     the mission to organize         Chairman for Latin America
     and develop this area
     for the Groupe


D'ARCY ASSETS REDISTRIBUTED ACROSS THREE STRONG ADVERTISING BRANDS. The Bcom3 acquisition resulted in giving the Publicis Groupe four world class advertising networks: Publicis Worldwide, Saatchi & Saatchi, Leo Burnett and D'Arcy. The decision was made to concentrate all Groupe advertising resources in the three strongest global brands in order to offer clients the best possible service.

     The merger of D'Arcy was conceived in a way never seen before in the sector: instead of proceeding with a pure and simple D'Arcy merger with one of the other three networks, which might have caused conflicts of interest with clients or incompatibilities within teams, the Groupe undertook to carefully `custom fit' D'Arcy's operations, client by client and country by country, in order to create a transfer that would include the greatest possible advantages for clients and employees.

     The transfer of D'Arcy's advertising clients and employees to the three other networks would also meet three objectives: to reinforce Publicis Worldwide in the U.S., the Asia-Pacific region, and Latin America, strengthen Leo Burnett in Europe and reinforce the position of Saatchi & Saatchi with a number of global clients. At the beginning of 2003, this process is already well under way and is progressing satisfactorily with the great majority of clients. The D'Arcy agencies and the D'Arcy international network headquarters in New York are gradually being closed. The D'Arcy agency in Detroit has been aligned with the Leo Burnett network; entirely dedicated to General Motors, it has taken the name `Chemistri' and is a perfect demonstration of the holistic approach and dedication to client service that is at the base of the strategic changes of Groupe network assets and structure since the watershed Bcom3 acquisition.

NEW MOMENTUM FOR SAMS. At the beginning of 2003, John Farrell presented a new strategic business plan to the Management Board. It aims to improve the structure of specialized communications offerings: its objectives are to create the conditions for optimized use of specialized resources by the three major Groupe brands, to take greater advantage of the huge untapped potential offered by many existing clients and, finally, to better orient the Groupe's organic growth and acquisition strategies toward priority segments.

RATIONALIZATION OF HEALTHCARE COMMUNICATIONS OFFERINGS. The merger of Publicis and Bcom3 has placed the Groupe in the top tier of global players in healthcare communications* through the Nelson, Medicus, and Klemtner organizations. The wide dispersion of the offerings between several brands and a large number of operating units made necessary a thorough rationalization. In 2003, a new entity, Publicis Healthcare Group (PHG) aims to implement this process and concentrate the offering within three strong brands: Nelson, Medicus and Klemtner in the U.S. In the rest of the world, one or two brands will be selected based on local conditions.

RATIONALIZATION OF CORPORATE FUNCTIONS. Bcom3 headquarters, located in New York and Chicago, was closed at the end of 2002, with the Groupe's corporate functions concentrated in Paris. In addition, several corporate functions were strengthened or newly created at the Groupe level, such as Mergers & Acquisitions, Legal, Finance, and internal and external Communications.

     Made up of more than one thousand legal entities after the Bcom3 merger, the Groupe has undertaken an ambitious streamlining program to reduce the number of legal entities by 2004.

WORLD SCALE SHARED RESOURCE CENTERS. In all countries where significant efficiencies can be generated, the Groupe will merge all agency administrative functions into a single service unit able to ensure the most cost-effective service. The process was started in the U.S. at the end of 2002 and should take two years.

RATIONAL AGENCY MANAGEMENT IN EMERGING COUNTRIES. It quickly became apparent that it is not economically feasible to maintain three distinct agencies (Publicis Worldwide, Saatchi & Saatchi and Leo Burnett) in over thirty developing countries because of the small volume of business in those markets. During 2003, in conjunction with clients, the Groupe will be rationalizing these structures with a view to creating more efficient and more profitable multi-brand agencies.


* Med Ad News ranking * 26

A MADE-TO-MEASURE ORGANIZATION

STRENGTH AND FLEXIBILITY


                    STRENGTH, FLEXIBILITY, AND PRAGMATISM. SUCH IS THE ORGANIZATIONAL MODEL OF PUBLICIS, READY TO PROVIDE A STRUCTURE THAT MEETS CLIENTS' NEEDS AND EXPECTATIONS, EVEN IF IT MEANS THROWING OUT CONVENTIONAL MODELS AND NOT HESITATING TO OVERTURN EXISTING STRUCTURES. THIS IS THE SPIRIT THAT MAKES PUBLICIS SUCH A VALUED PARTNER WITH ITS CLIENTS AND THE MOST RESPONSIVE PLAYER IN THE WORLDWIDE ADVERTISING MARKET.


AUTONOMOUS ADVERTISING AND MEDIA NETWORKS. Today Publicis has three worldwide advertising brands that are managed in a completely independent fashion:
Publicis Worldwide, Saatchi & Saatchi Worldwide and Leo Burnett Worldwide. In addition to having unique commercial and creative position, each of these three brands has its own organization, network, and tools. Because of that, they are naturally inclined to find themselves in competition with one another.

     This structure provides for complete separation between businesses and guarantees clients in the same industry absolute security and confidentiality of information.

     The same rule applies to the `ultra-creative networks' - Fallon Worldwide and Bartle Bogle Hegarty (49%-owned).

     The Groupe's two media agencies, ZenithOptimedia and Starcom MediaVest Group, are also managed in a totally autonomous manner.

TOWARD A NEW SPECIALIZED AGENCY DIVISION. Publicis Groupe SA is currently reorganizing its SAMS* division, made up of agencies and networks operating in various specialized communications disciplines: relationship marketing, database, sales promotions, corporate events, public relations, multicultural, human resources, and interactive communications, among others.

     Today, some of these agencies are aligned with an advertising network; others are independent and can service all Groupe advertising brands, in order to provide holistic marketing services or to propose independent services to agency clients.

     This division should soon become the center of the Groupe's expansion and manage important reorganization.

     In the field of healthcare communications, the Groupe is currently bringing together a number of specialized units under the banner of The Publicis Healthcare Group.


* Specialized Agencies and Marketing Services

SHARED RESOURCE CENTERS. From the mid-90s, Publicis pioneered the creation of the shared resource center concept, in Europe and then in North America, for units of the Publicis Worldwide network. The agencies are relieved of administrative functions such as accounting and finance, IT, outsourced services and purchasing, real estate management, and tax and legal services. These functions are centralized in each country within a service entity that performs the various tasks for all agencies at competitive prices.

     This rationalization of administrative resources and operating costs has contributed greatly to the improved profitability of the Publicis Worldwide network. This concept was extended to Saatchi & Saatchi starting in 2001 and will soon be extended to other entities of the Groupe and of the former Bcom3. The main shared resource centers are located in the markets where the Groupe has the most agencies, i.e. in particular the United States, the United Kingdom, France and Germany.

TOWARD PRAGMATIC RATIONALIZATION IN EMERGING COUNTRIES. Pragmatism is one of the keys to effective Groupe management: dogmatic approaches are not acceptable when the issue is optimal resource management in the client's interest.

     For example, in some emerging markets the question of profitability is often raised for agencies whose size is inadequate to cover fixed costs.

     The Groupe, with three worldwide networks, each present in over 80 countries (in 109 countries combined), aims to manage capacity that can exceed local market needs in some countries. Where efficient and compatible with client interests, it will study bringing together several agency brand activities in one office.

                      [DRAWING -- BACK HALF OF HORSE]

                      [DRAWING -- FRONT HALF OF HORSE]

THE ADVERTISING NETWORKS

PUBLICIS WORLDWIDE
srong, coherent, holistic
1    RICK BENDEL, COO
2    DAVID DROGA, WORLDWIDE CREATIVE DIRECTOR

                    IN 2002, THE PUBLICIS WORLDWIDE NETWORK GREW IN SIZE AND POWER. BY INTEGRATING SOME OF THE FORMER D'ARCY NETWORK CLIENTS AND TEAMS UNDER ITS NAME, PUBLICIS WORLDWiDE CONSIDERABLY STRENGTHENED ITS POSITIONS IN THREE AREAS: THE U.S., LATIN AMERICA, AND THE ASIA-PACIFIC REGION.


A HOLISTIC APPROACH EVERYWHERE. THE YEAR'S PRIORITY, EXTENDING THE `HOLISTIC DIFFERENCE' CONCEPT, FOCUSED on methodologies and took concrete form with the strengthening of relationship marketing in several countries. Publicis Dialog made a number of acquisitions in the field, taking over Media Publics, Sales Story, Stella and ECA2 in France, Magnesium in Belgium and Gravitas in Japan. In Austria, the Publicis agency incorporated Direct'n'More, a direct marketing specialist. And several network clients, Renault, Carrefour and Nestle, extended their collaboration in holistic communication.

NUMEROUS WORLDWIDE ACCOUNT WINS. The network won several major international competitions, finishing in second place in 2002 - behind Saatchi & Saatchi - in the Advertising Age `global new business' ranking. Publicis Worldwide won, among others:

o Compaq, with Hewlett-Packard as the new parent company. As a result, Publicis is now in charge of all `products and solutions' communications of HP and Compaq at the worldwide level, in more than 90 countries,

o Allied Domecq, with the mission of supporting the development of the Beefeater, Stolichnaya, Kahlua, Sauza and Midori brands in approximately one hundred countries,

o    Cadbury, for its chocolate confectionery brands, in 10 countries.

THE PRIZE FOR CREATIVITY: WIDESPREAD WORLDWIDE RECOGNITION. Several important appointments to art director positions bolstered the agency's creativity.
At Cannes, Publicis in the U.S. received a `Bronze Lion' for the Fuji Film campaign `Poodle,' as well as other honors for Nestle/PowerBar (Silver Medal at the New York Festival) and The Washington State Lottery (Bronze Clio Award). In Australia, Publicis Mojo was elected Agency of the Year by B&T magazine.

     The Renault campaigns of Publicis Etoile and Publicis Frankfurt were recognized, gaining respectively a Golden EFFIE Award and a Silver Medal at the New York Festival. In the meantime, campaigns for Swiss membership in the UN by Publicis Zurich and the Mahou beer campaign conceived by Publicis Madrid won industry awards. Publicis Amsterdam was honored for the euro campaign. Publicis in Zurich won two first prizes at the Art Directors Club awards, placing the agency far ahead of competitors.

THE OFFICIAL LAUNCHING OF `LA HOLISTIC DIFFERENCE' IN ALL NETWORK AGENCIES AND THE ESTABLISHMENT OF A WORLDWIDE CREATIVE DIRECTOR POSITION BOTH CONTRIBUTED TO A COMMON VISION AND A COHERENT APPROACH TO CLIENTS.

     WITH 9,500 EMPLOYEES LOCATED IN 83 COUNTRIES ON ALL CONTINENTS, THE PUBLICIS WORLDWIDE NETWORK GENERATED REVENUE OF 1,019 BILLION EUROS IN 2002.


[2 PICTURES]


[REVENUES BY GEOGRAPHY -- PIE CHART]

A.  Europe 58%
B.  North America 27%
C.  Asia Pacific 9%
D.  Latin America 4%
E.  ROW 2%


A HARVEST OF 'NEW BIZ' IN EVERY COUNTRY

At the same time, Publicis Worldwide worked to increase market share in every country where it is located. Among its new local assignments:

FRANCE AGF, PMU, Hygena, Bacardi and Loewe


UNITED STATES Denny's, Curves for Women, L'Oreal/Fructis, Sara Lee/Champion and JustMySize, Sara Lee Bakery Group, Hotwire, Tower Records, Old National Bancorp


CANADA Kia Motors

UNITED KINGDOM The Army and Ferrero

ITALY Sara Lee/Sanex

SPAIN Turespana and Banesto

TURKEY AkBank/Axcess

AUSTRALIA Nike and Nescafe

GERMANY Vobis Microcomputer and Berliner Sparkasse

SWITZERLAND Migros, ICN and Pfister

THE ADVERTISING NETWORKS

SAATCHI & SAATCHI
BRILLIANT, CREATIVE, AGGRESSIVE
1    KEVIN ROBERTS, CEO
2    BOB ISHERWOOD, WORLDWIDE CREATIVE DIRECTOR

               TWO YEARS AFTER ITS INTEGRATION INTO THE PUBLICIS GROUPE, SAATCHI & SAATCHI BRILLIANTLY DEMONSTRATED ITS ABILITY TO REMAIN TRUE TO ITS VALUES, EXPRESS ITS PERSONALITY AND REACH THE SUMMITS OF CREATIVITY. RELATIONSHIPS WITH ITS MAJOR, LONGSTANDING CLIENTS, SUCH AS PROCTER & GAMBLE, TOYOTA AND GENERAL MILLS, HAVE BEEN STRENGTHENED AGAIN, IN PARTICULAR WITH THE TRANSFER OF ASSIGNMENTS FROM THE D'ARCY NETWORK.

TWELVE LIONS AT CANNES. SAATCHI & Saatchi was elected `Global Agency Network of the Year' by Advertising Age and Adweek in 2002, and was ranked number one for `global new business' by Advertising Age. It continues to confirm its creative reputation and stands out as one of the best-performing agencies worldwide.

     The agency's work was rewarded at the Cannes advertising festival in 2002 with twelve Lions. Thirteen of its offices have been honored for their creations, particularly the Procter & Gamble and Toyota campaigns. The London agency received the title `Agency of the Year' as well as the Grand Prix for print campaigns for `Club 18-30.' In the automobile category, Saatchi & Saatchi received three out of six prizes, including a `Gold Lion.'

A NEW BUSINESS CHAMPION. In 2002, Saatchi & Saatchi earned $1.2 billion in net new business, half of which is from global clients. In particular, the agency won international assignments from:

o General Mills/Pillsbury for the Green Giant, Old El Paso, Progresso, Frescarini and La Saltena brands, all transferred from the D'Arcy network,

o General Mills - Cereal Partners Worldwide for brands such as Cookie Crisp and Zucosos

o Procter & Gamble for the oral care division (Crest and others) and for Pampers,

o    Sicily Tourist Office,

o    Chantelle lingerie.

The network won numerous regional or national assignments such as:

o    KitchenAid in the United States,

o    Toyota Avensis in Europe.

Saatchi & Saatchi consolidated its relationships with major clients. The network now has responsibility for ten significant Procter & Gamble brands, including the three most important, Pampers, Tide and Ariel, and those that are experiencing the most growth, Crest and Iams. For General Mills, Saatchi & Saatchi now manages the entire worldwide account of the Pillsbury brand.

RATIONALIZING THE ORGANIZATION. Saatchi & Saatchi has combined its U.S.-based Hispanic agency Conill Advertising, with its Latin American network Nazca Saatchi & Saatchi, in order to create a unique resource center for the Hispanic world.

     At the same time, the network closed its agency in Tokyo and transferred its assignments to the Beacon Communications (ex-Bcom3) agency in order to make efficient use of the new Publicis Groupe's resources.

MEANWHILE NUMEROUS NEW CLIENT WINS HAVE BEEN RECORDED ON ALL CONTINENTS.

     THE SAATCHI & SAATCHI NETWORK IS PRESENT IN 82 COUNTRIES WITH 5,300 EMPLOYEES. IN 2002, ITS REVENUES REACHED 665 MILLION EUROS.


[REVENUES BY GEOGRAPHY -- PIE CHART]


[2 PICTURES]


AWARDS ON EVERY CONTINENT

ASIA

Saatchi & Saatchi was honored as `the most creative network' at the Adfest Asia Media & Marketing Awards

LATIN AMERICA

The F/Nazca Saatchi & Saatchi agency in Brazil was named Agency of the Year for the Americas by Advertising Age

UK

The UK's most honored agency, Saatchi & Saatchi London was rated second worldwide by the Gunn Report for its `Club 18-30' campaign

UNITED STATES

The Los Angeles agency was honored for its Toyota campaign

THE ADVERTISING NETWORKS

1   LEO BURNETT
     GLOBAL BRAND-BUILDING POWERHOUSE
2    LINDA WOLF, CEO
3    MIGUEL A. FURONES, CHIEF CREATIVE OFFICER

               INTEGRATED INTO GROUPE PUBLICIS ON SEPTEMBER 24, 2002, LEO BURNETT HAS PLAYED A KEY ROLE IN BUILDING THE GREAT BRANDS OF THE CENTURY, AND SO HELPED CREATE ICONS OF OUR TIME: MCDONALD'S, HEINZ, MARLBORO, DISNEY AND KELLOGG'S.

                    THE NETWORK IS PRESENT IN 85 COUNTRIES WITH 6,500 EMPLOYEES
               AND REVENUES OF 748 MILLION EUROS IN 2002.


NEW CONCEPTS IN ACTION. Based on its brand-building heritage, during the spring of 2002, Leo Burnett introduced a revised vision to all of its 98 worldwide agencies - "we create ideas that inspire enduring belief," i.e., brands that become true symbols in their own right and withstand the test of time.

     During 2002, Leo Burnett made strategic investments across the network to deliver holistic marketing solutions for its clients. The objective was to promote the integration of different communications disciplines within its network. Leo Burnett launched or affiliated with new units in a number of markets, including Dublin, Stockholm and Zurich. Leo Burnett London initiated a restructuring to integrate all marketing services companies under the Leo Burnett Group umbrella. It also partnered in the launch of "Made in London," an agency oriented toward the worlds of fashion and lifestyle brands.

     In the same spirit, Leo Burnett launched the iLeo network in more than 25 markets, unifying agency expertise in interactive communications, CRM (Customer Relationship Management) and database management, in order to provide clients solutions that are complementary to conventional advertising.

     In late 2002, Leo Burnett began integrating former D'Arcy employees and clients into the network, and helped develop a new Publicis Groupe unit dedicated to General Motors in Troy, Michigan, called Chemistri, officially launched in March 2003. Its multi-disciplinary approach represents both a breakthrough and a model for advertising industry agencies.

APPOINTMENT    At the beginning of 2003, MIGUEL ANGEL FURONES succeeded Michael
               Conrad, who is retiring. This new Worldwide Chief Creative
               Officer's mission is to maintain the highest creative standards across the network.

THE CONTINUING CONFIDENCE OF LONG-STANDING CLIENTS. Leo Burnett won new assignments with major long-standing clients in the U.S. and Asia such as Kellogg's, Procter & Gamble, Philip Morris, Delta Air Lines, Polaroid and McDonald's and in Southeast Asia with Pacific Breweries (Tiger Beer). At the same time, the network was aggressively winning new local clients in a great number of markets.

UNRELENTING CREATIVITY. Each quarter, Leo Burnett agencies evaluate their creative product through a special creative committee called the Global Product Committee. The practice contributes to Leo Burnett's continuing recognition for its creativity.

     The Gunn Report continued to rate Leo Burnett among the five most awarded agencies in the world; likewise, it was the fourth most awarded agency network at the Cannes advertising festival. The Oslo Leo Burnett agency won a Grand Prix in the Poster category, while Leo Burnett Sao Paulo was awarded a "Silver Lion" and a "Bronze Lion, "thus becoming the only Brazilian agency to be repeatedly honored for the past three years. In Asia, the Seoul agency won Korea's first "Gold Lion" in five years.

     Leo Burnett has standout agencies on every continent. Offices in Bogota, Budapest, Madrid, Prague and Warsaw were all elected Agencies of the Year in their respective markets. The London agency received the Andy Awards grand prize. On the strength of its twelve Effie Awards, the most of any agency, Leo Burnett USA was the "most effective American agency." Among Leo Burnett USA's most recognized campaigns of 2002, the Toys'R'Us campaign with Geoffrey the Giraffe was honored for its exceptional brand recall rate among commercials. In Latin America, Leo Burnett was ranked second on the El Ojo de Iberoamerica winner's list.

[REVENUES BY GEOGRAPHY -- PIE CHART]


[2 PICTURES]


NEW BUSINESS FOR 200 MILLION DOLLARS NET

Major new accounts:

UNITED STATES
Gap Inc.
Beck's
EarthLink
Lexmark

CANADA
Zeller's

FRANCE
Intermarche

MIDDLE EAST
Saudi Telecom

COLOMBIA
Bavaria

THAILAND
Krung Thai

SINGAPORE
Sing-Tel
Shanghai World
Expo 2010

LATIN AMERICA AND THE CARIBBEAN
Visa International
(the largest regional account of the year)

WORLDWIDE
Morgan Stanley:
worldwide branding assignment

THE ADVERTISING NETWORKS

FALLON, BARTLE BOGLE HEGARTY, KAPLAN THALER, BEACON
BRANDS WITH STRONG CHARACTER

PAT FALLON, CHAIRMAN FALLON WORLDWIDE


[PICTURE]


FALLON WORLDWIDE, EXCELLENCE IN ACTION. Based in Minneapolis, Fallon has built a global network of agencies with regional impact from locations in New York, London, Sao Paulo, Singapore and Hong Kong. Fallon's activity in 2002 started off with difficulty, hampered by the hesitation of advertisers, as well as by the loss of some clients (Nikon, Timex, and Long John Silver). Nevertheless, the agency succeeded in a mid-year relaunch with enough aggressiveness to win the worldwide accounts of Nestle/Purina, Sony Consumer Electronics and Speedo in Europe and Dyson in the United States. The momentum provided by these successes should bear fruit in 2003.

CAMPAIGNS THAT WIN HONORS

Hailed as the `best integrated campaign' by AdWeek, Fallon's BMW digital campaign 'The Hire' also earned the agency a Cyber Lion at Cannes, an AICP (Association of Independent Commercial Producers) prize and several Clio Awards.

     In the United Kingdom, Skoda's campaign broke all records during the British Television Advertising Awards. Several films produced for Skoda also received D&AD Awards.

     Holiday Inn Express 'Double Points' and Citibank 'Live Richly' campaigns earned several EFFIE Awards for Fallon.

BARTLE BOGLE HEGARTY, OUT TO CONQUER THE WORLD.

     Established in London, Singapore, Tokyo and New York, BBH opened a new agency in Sao Paulo in 2002, named Neogama/BBH. The latter recently completed the BBH network, called 'the Fame Factory,' wholeheartedly dedicated to the creativity and development of big brands.

     In 2002, BBH gained new clients, including the prestigious Levi's account in the United States.

SPECIAL DISTINCTION FOR THE LONDON AGENCY

     Honored as 'Agency of the Year' at the British Television Awards as well as by Media & Marketing Europe Magazine, BBH London saw its creativity triumph in 2002. At the Cannes advertising festival, BBH London was awarded two "Gold Lions" and one "Bronze Lion" for the Xbox and Levi's campaigns. The Levi's campaign also earned the gold medal and three silvers at the D&AD Awards. The agency also received the IPA grand prize 2002 for its Barnardo's campaign.

                    IN ADDITION TO ITS MAJOR WORLDWIDE BRANDS, PUBLICIS GROUPE SA HAS ALSO ATTRACTED SEVERAL AGENCY BRANDS WHICH ARE KNOWN FOR THEIR `ULTRA-CREATIVE' SPARKLE, WHETHER THEIR COVERAGE AND IMPACT IS INTERNATIONAL OR LOCAL.

                    FALLON WORLDWIDE AND BARTLE BOGLE HEGARTY (BBH, 49%-OWNED) ARE DEVELOPING DEDICATED INTERNATIONAL NETWORKS WITH `HUBS' IN EACH KEY GEOGRAPHIC REGION. FOLLOWING THE BCOM3 MERGER, THE KAPLAN THALER GROUP, ONE OF NEW YORK'S TRUE GROUND-BREAKING AGENCIES, AND BEACON COMMUNICATIONS IN JAPAN, HAVE BECOME MEMBERS OF THIS VERY EXCLUSIVE CLUB OF ATYPICAL AGENCIES.

THE KAPLAN THALER GROUP, `BIG BANG' SPECIALIST. The avowed purpose of Kaplan Thaler is to create `big bangs.' Its creativity focuses on disruptive strategies and the search for unconventional ideas.

     In April 2002, Kaplan Thaler took over the activities of the Ayer agency (Bcom3 group) and its clients Continental Airlines, Lane Bryant and Villeroy & Boch.

     With this strong platform and fresh confidence from its clients, the agency also had an impressive year in winning new business. The main new clients gained were Blimpie International, Gruner & Jahr and, at the end of the year, CapitalOne.

     The agency earned numerous awards, especially for its Pilot Pen, Herbal Essences and AFLAC campaigns.

BEACON COMMUNICATIONS, JAPAN'S AVANT-GARDE. Based in Tokyo and jointly founded in 2001 by Leo Burnett, D'Arcy and Dentsu, the agency's ultra-creative approach rapidly built its reputation. Despite the very depressed advertising market in Japan in 2002, Beacon won several assignments, including Aiful KK, Polaroid, Procter & Gamble's Iams brand and Hennessy Cognac. It also received several prizes for the quality of its work. The CM Index rated the agency eighth in Japan for its creativity. In particular, the `Georgia Coffee' campaign was one of the standouts of the year and one of the most effective for The Coca-Cola Company Japan's marketing thrust.

NEW BUSINESS

BARTLE BOGLE HEGARTY

UNITED STATES
Levi's
Rolling Stone magazine
ING Direct
Mentos

EUROPE
AEG
Mentos
Sanford pens (worldwide account)
ITV2 (United Kingdom)
Woolwich Building Society (United Kingdom)
Lindt (United Kingdom)

ASIA
Starbuck's (Japan)

[DRAWING]

[DRAWING]

THE MEDIA NETWORKS

ZENITHOPTIMEDIA
BOLSTERED, AGGRESSIVE, INVENTIVE
JOHN PERRISS, CEO


[PICTURE]


BUILDING THE NEW GROUP. The challenge of the merger was to maximize the synergy available without harming client service. The merger was put into effect except in the United States and Spain due to client relationship considerations. In all other countries, common structures now link the two companies. The central support functions, in particular purchasing, research, strategic resources and administration, have been pooled. Nevertheless, the teams have preserved their autonomy in managing their respective clients. The process of integration, now complete, has been successful and has not slowed the network's dynamic marketing.

THE ROI AGENCY. ZenithOptimedia has finalized its new brand positioning as `The ROI Agency,' meaning the agency focused on providing the best return on investment for its clients.

     The Zenith Media and Optimedia research tools have been re-evaluated and combined in a single suite of ZOOM tools. At the same time, the network developed the `Return on Investment Blue Print,' a new methodology for evaluating the effectiveness of funds invested in media by its clients.


AWARDS AND PRIZES

ZenithOptimedia won a great many awards in 2002 in recognition of its work:

o Media & Marketing Awards in the IT/Telecom category for work on behalf of Hewlett- Packard,

o Grand Prix Strategies (outdoor advertising) for Alcatel and the "Top Com D'Or" for H&M in France,

o the best media Automotive campaign for the MG Rover Campaign in the United Kingdom,

o    the prize for Best use of research for the British Airways campaign.

PRODUCT OF THE ZENITHMEDIA AND OPTIMEDIA COMBINATION IN OCTOBER 2001, ZENITHOPTIMEDIA COMPLETED ITS MERGER IN 2002, WHILE CONTINUING A VERY AGGRESSIVE CLIENT WIN STRATEGY. A NEW BRAND POSITIONING WAS DEVELOPED DURING THE YEAR.

THE ZENITHOPTIMEDIA BRAND IS PRESENT IN 61 COUNTRIES ON FIVE CONTINENTS WITH 4,000 EMPLOYEES.


[BILLINGS BY GEOGRAPHY -- PIE CHART]
A.  Europe 34.8%
B.  North America 44%
C.  Asia Pacific 18.4%
D.  Row 2.8%

NEW BIZ
$1.4 BILLION IN WINS

FRANCE
Toyota

GERMANY
Nestle

UNITED STATES
General Mills/Pillsbury (media-planning) AstraZeneca/ Crestor Allied Domecq (media-planning) Schering Plough Healthcare/ Claritin OTC

WORLDWIDE
HP/Compaq
British Airways (media-planning)

THE MEDIA NETWORKS

STARCOM MEDIAVEST GROUP
Young and attracting success

JACK KLUES, CEO



INNOVATION: THE KEY TO GROWTH. In a highly concentrated sector, Starcom MediaVest Group experienced a new year of growth with new client wins and above all an increase in the budgets of its large traditional clients such as Disney, Procter & Gamble, Kellogg and Philip Morris. In Asia, the network benefited in particular from budget increases by Coca-Cola, Kellogg's and Procter & Gamble.

     The network continued to enrich its offering and sharpen its tools for greater innovation and efficiency under the banner 'Fueling Brand Power'. Its diversified commitment and integrated approach (events, direct marketing, among others) allow for the development of custom-tailored solutions for advertisers who want to diversify their communications to better target specific audiences.


AWARDS AND PRIZES

UNITED STATES

o MediaWeek honored MEDIAVEST USA and STARCOM NORTH AMERICA for the effectiveness of their media plans, in the Best-Use of Cable Television and Best-Use of Out-of-Home categories, respectively.

o The Kraft Foods Supplier of Excellence Award was given to MEDIAVEST USA to recognize the quality of its client relations.

ASIA

o STARCOM PHILIPPINES was named Agency of the Year for the second consecutive year by AAAA Philippines.

EUROPE

o STARCOM MOTIVE was elected Media Agency of the Year by Campaign and Media & Marketing Europe.

o STARCOM MOTIVE also received the Campaign of the Year prize from Media & Marketing Magazine and won first prize in the Fashion/Luxury Goods, Kids and outdoor advertising categories.

o    STARCOM POLAND received Impact's Agency of the Year Award,

o    STARCOM SWEDEN was named Resume's Most Creative Media Agency.

LAUNCHED GLOBALLY IN 2001, THE STARCOM MEDIAVEST GROUP IS ONE OF THE YOUNGEST NETWORKS IN THE MEDIA COUNSEL AND BUYING MARKET.

     ITS SPECTACULAR GROWTH RESULTS FROM THE DYNAMISM OF ITS NETWORK WHICH SPANS 77 COUNTRIES AND INCLUDES 3,700 EMPLOYEES.

[BILLINGS BY GEOGRAPHY -- PIE CHART]
A.   Europe, Middle East, Africa 21%
B.   North America 67%
C.   Asia Pacific 7%
D.   Latin America 5%

SMG'S DIVERSIFIED BUSINESS UNITS

o    Starcom

o    MediaVest

o    GM Planworks

o    StarLink

o    Tapestry Multicultural Marketing

o    SMG IP

o    Halogen Response

o    SMG Entertainment

o    Relay Sports & Event Marketing

o    SMG Directory Marketing Services


AN IMPRESSIVE RECORD IN NEW BUSINESS

the major successes

GLOBAL

Sun Microsystems

UNITED STATES

The Walt Disney Company
Heineken
Rentway

EUROPE
British Telecom
Nintendo
United Biscuits
Levi Strauss
Philip Morris

LATIN AMERICA
BellSouth
UDV/Diageo

ASIA-PACIFIC

Sony (Australia, India and Singapore)
Procter & Gamble (South Korea)
LiNing (China)
San Miguel (Philippines)

THE MEDIA NETWORKS

MEDIAS & REGIES EUROPE
SIMON BADINTER, CHAIRMAN & CEO OF THE MANAGEMENT BOARD



OUTDOOR ADVERTISING AND RADIO ON TOP. The advertising slowdown, very much felt in 2002 in Europe, reduced media purchasing and refocused budgets towards those media deemed to be more efficient.

     Radio has proven to be excellent for advertiser 'traffic.' M&RE's contract was renewed for 10 years by radio station Europe1 in France (Regie 1) after 2002 saw audience levels grow and advertising revenue decline contained. Unfortunately, Intervoz Publicidade's contract in Portugal was not renewed by Radio Renascenca, despite good results in a difficult economic environment. Media & Regies Europe continued to develop methods to enhance the added value of its product mix (special-purpose planning software, specialist business teams, specially partnered operations with the stations, among others)

     As usual, outdoor advertising withstood the slump in 2002. The limited number of "top sites," did not lose value. The French leader for outdoor advertising in public transport, Metrobus performed well, considering the economic climate, and continued to develop its new products (subway entrances, large passageways, large adhesive sidings and Siren plasma screens).

     In Spain, Publisistemas had its activity limited to the Valencia subway system, following the non-renewal of the Madrid Metro contract at the end of 2001. In Portugal, the activity of TCS was hampered by an unfavorable market.

DYNAMISM IN STREET FURNITURE. In street furniture, Publex/JC Decaux Nederland is the market leader with a presence in nineteen of the country's twenty largest cities. Its sales volumes were stable in a seriously declining Dutch advertising market. This performance clearly demonstrates the quality and attractiveness of its outdoor advertising sites. In the U.S., OmniMedia has successfully set up 155 kiosks in Cleveland, Ohio, and participated selectively in calls for tenders in midsize cities.

THE MEDIAS & REGIES EUROPE GROUP COMBINES MEDIA SALES REPRESENTATION FOR DAILY PRESS AND MAGAZINES, RADIO, CINEMA AND URBAN OUTDOOR ADVERTISING. IN A CONTEXT OF ECONOMIC SLOWDOWN MEDIAS & REGIES EUROPE WAS ABLE TO MAINTAIN ITS ACTIVITY THANKS TO ITS RECOGNIZED AND VARIED EXPERTISE AND ITS WELL-ESTABLISHED MARKET POSITIONS.

MEDIAS & REGIES EUROPE HAS A PRESENCE IN FRANCE, THE NETHERLANDS, SPAIN, AND PORTUGAL. ITS 2002 BILLINGS REACHED 507 MILLION EUROS.

     AT THE START OF 2003, CHANGES WERE MADE IN THE MANAGEMENT BOARD OF MEDIAS & REGIES EUROPE. SIMON BADINTER NOW MANAGES THE COMPANY, REPLACING BRUNO DESBARATS WHO WAS NAMED VICE CHAIRMAN OF THE MEDIAS & REGIES EUROPE SUPERVISORY BOARD.

A PREMIUM FOR THE LEADER IN PRESS AND CINEMA ADVERTISING SPACE SALES. The collapse in classified and financial advertising has weighed heavily in both volume and price on the print advertising market. The emergence of free daily publications and a new type of concentration regrouping dailies and magazines has significantly reshaped the French market.

     Le Monde, France's leading newspaper, benefited from its leadership position and was able to limit sales volume erosion while competitors could not prevent greater declines in their sales volumes.

     In the cinema sector, Mediavision, the French market leader, performed well in 2002, particularly in expanding its presence in the new, fast-growing multiplex cinema segment. Outside of France, Mediavision is re-evaluating its strategy of country presence with contract renegotiations currently underway.


[BILLINGS BY MEDIA -- PIE CHART]
A.   Press 34.8%
B.   Cinema 10.1%
C.   Radio 18.6%
D.   Outdoor 36.5%

MR&E, A GROUP OF MULTIMEDIA ENTITIES

MR&E's business is generated by four major agencies:

MEDIAS & REGIES PRESSE

Le Monde, Liberation, Le Nouvel Economiste, Tele Z, Pariscope

METROBUS (OUTDOOR ADVERTISING IN SUBWAYS, BUSES AND ON STREET FURNITURE) RATP (Paris), RTM (Marseilles), JCDecaux Nederland, Omni Media Cleveland

MEDIAVISION (CINEMA)

REGIE 1
(radio)

Europe 1

THE SAMS GROUP

JOHN FARRELL, PRESIDENT & CEO


[PICTURE]


THE TERM SAMS (specialized communications and marketing services agencies) covers all Publicis Groupe disciplines which meet advertisers' needs in parallel with conventional advertising: healthcare communications, direct marketing and CRM (customer relationship marketing), sales promotion, corporate events, public relations, investor relations, human resources, multicultural communications, and interactive or digital communications, among others.

Until now there have been many business units within the Groupe that were a part of SAMS, but they lacked an overall plan. Publicis therefore decided to give new impetus to its SAMS strategy by entrusting the task to John Farrell, former President and CEO of D'Arcy Worldwide, now President and CEO of the SAMS group.

     This division, which already has strong assets, will soon be responsible for the major portion of the Groupe's investments in external growth and is expected to experience growth higher than the Groupe's average. In 2002, this division accounted for 25% of the revenues of the new Publicis Groupe.

THE SAMS GROUP

RELATIONSHIP MARKETING/CRM NEW BUSINESS



FRANKEL, A YEAR OF RESTRUCTURING. Confronted with marketing budget reductions by numerous clients and the loss of two important assignments, Frankel has reorganized, concentrating on its strengths, and developing its marketing activity.

     Using its expertise in `proximity marketing', Frankel has expanded its initiatives on behalf of Nestle in Latin America and Europe. It has also refocused on its two areas of excellence: sales promotion and point-of-sale marketing. As a result, it won Visa International's entire promotional budget. Its experience in trade marketing earned it the ConAgra account.

     Stimulated by these successes, the agency was able to start 2003 from a stronger position.

GROWTH DYNAMICS FOR THE TRIANGLE GROUP. In a depressed British market, Triangle increased its activity by winning, among others, the BAA, Littlewoods and Transport for London accounts. The group also benefited from increased budgets from existing clients, such as Cadbury Trevor Bassett, Diageo, Lloyds TSB and Safeway. The Triangle Group's new activities, through Lime (the brand strategy specialist) and Perceptor (repositioned in the interactive marketing area), achieved very promising results. The group's creative talents were recognized through the 36 honors received during the year.

NEW BUSINESS

FRANKEL
ConAgra
Purina
Luminarc
Clorox
Johnson & Johnson

NEW BUSINESS

TRIANGLE
BAA
Littlewoods
Transport for London

                    WITH FRANKEL IN THE U.S., THE TRIANGLE GROUP IN THE UK, AND THE ARC MARKETING INTERNATIONAL NETWORK, THE PUBLICIS GROUPE NOW HAS AN EXPANDED OFFERING IN RELATIONSHIP MARKETING AND SALES PROMOTION. IT REINFORCES THE OFFERING DEVELOPED BY PUBLICIS DIALOG AND ILEO, RESPECTIVELY WITHIN THE PUBLICIS WORLDWIDE AND LEO BURNETT ADVERTISING NETWORKS.

ARC MARKETING, A MULTI-SERVICE, MULTINATIONAL GROUP. ARC Marketing was created in July 2002 from the merger of the former D'Arcy Marketing Services and several Bcom3 agencies operating in 'below-the-line' fields. ARC Marketing is developing an extensive portfolio of services in the world of marketing. With locations in 19 countries, it operates through three hubs, London for Europe, Greenwich, Connecticut for North America and Singapore for Asia.

     In the U.S., ARC Marketing has worked on a number of innovative projects, including the development of General Motors' new Cadillac website, promotional campaigns connected with the launching of the Cadillac CTS and EXT models, as well as the Kellogg's/Spiderman promotion. In Europe, Fiat has decided to consolidate all its interactive communications via ARC Interactive. In addition, ARC Europe has expanded its work with several Procter & Gamble brands.

NEW BUSINESS

ARC MARKETING
Roche/Xenical
Keebler (website)
Universal Studios
Clairol Herbal Essences
Fox network (promotion)
playboy.com
COI
First Quench
Gallagher International

THE ARC MARKETING CONSTELLATION

NORTH AMERICA
Clarion Marketing & Communications
Chain Reaction
Cognetics
IMP

EUROPE
IMP Teasing
Azzura IMP
Grupo K
Netwhere
Blue Marble

THE SAMS GROUP

MULTICULTURAL COMMUNICATIONS
Four communities, four strengths


Multicultural communications is a discipline that is specific to the U.S. marketplace where it has entered into the culture of major advertisers. It should be noted that almost one third of the American population is covered by this very specialized type of communications. Furthermore, in periods of reduced advertising investment, multicultural communications represent an effective tool for optimizing budgets. The sector is fast developing, and it clearly outperformed the U.S. advertising market as a whole in 2002. Publicis Groupe agencies have greatly benefited from this segment's growth, generating total revenues of close to 65 million euros.

                    PUBLICIS HOLDS MAJOR POSITIONS IN THE MULTICULTURAL COMMUNICATIONS SEGMENT, A FAST-GROWING MARKET IN THE U.S. THROUGH ITS SPECIALIZED AGENCIES, BURRELL COMMUNICATIONS, CONILL ADVERTISING, PUBLICIS SANCHEZ & LEVITAN AND, SINCE 2002, THE PANGEA GROUP, THE PUBLICIS GROUPE REACHES ALL SEGMENTS THAT COMPOSE THE ETHNIC DIVERSITY OF THE UNITED
                    STATES:

                    THE HISPANIC COMMUNITY (35 MILLION PEOPLE), THE AFRICAN-AMERICAN COMMUNITY (34 MILLION), THE ASIAN COMMUNITY (11 MILLION) AND THE GAY/LESBIAN COMMUNITY (ALMOST 25 MILLION).


BURRELL COMMUNICATIONS. Specializing in the African-American/Urban segment, Burrell continued its record of breakthrough marketing by winning Fruitopia, Fannie Mae and GlaxoSmithKline. In its Yurban Division, the agency developed a product placement offering for video clips featuring more that 80 artists.

     AAAA named Burrell 'Multicultural Agency of the Year,' while Black Enterprise magazine named it 'Agency of the Year.' It also made the front page of AdWeek for its high impact Toyota campaign.

PUBLICIS. SANCHEZ & LEVITAN. Specialized in communications for the Hispanic community, Publicis. Sanchez & Levitan intensified its development by expanding its assignments for a number of clients such as BellSouth, Pennzoil Quaker State and Chivas Regal. The agency has also opened an office in New York. This year Publicis. Sanchez & Levitan received the Radio Mercury Award, the most prestigious prize in the Hispanic world for radio advertising.

PANGEA GROUP. Starting with units of the former Bcom3, the Pangea Group brought together agency brands Bromley Communications, Lapiz, new-a, Vigilante and Double Platinum.

     For the Hispanic segment, Bromley, the market's second largest agency, had a strong year in 2002, winning advertising assignments for Coors Light and Verizon Superpages. It garnered numerous awards for its creativity, in particular for its 'Crest Tinta' commercial on behalf of Procter&Gamble. The Lapiz Agency, which won advertising assignments for Tecate Beer and Hanes, had the distinction of winning the most awards in its sector in 2002, including the EFFIE Awards.

     The Vigilante agency, specializing in African-American communications, won advertising assignments for Heineken, Earthlink and Mad Waves.

THE SAMS GROUP

HEALTHCARE COMMUNICATIONS
Birth of a global offering


Healthcare communications cover all specialized communications activities which pharmaceutical companies undertake towards professionals. It includes three major segments: advertising, medical education, and sales support services.

     In 2002, the healthcare communications market suffered from a sluggish global economic environment. The sharp reduction in U.S. Food and Drug Administration product approvals and the decrease in product launches combined to slow down the U.S. market. In addition, pharmaceutical companies limited their communications investments. Advertising budgets have been redirected to medical education and to more specific and more targeted techniques. Sales support services has remained a difficult area because of significant marketing overcapacity within pharmaceutical companies.


NEW BUSINESS

NELSON
BristolMyers Squibb/Excedrin,
Pravachol and Avapro
BioPure/HemoPure
Schwarz Pharmaceutical/NuLev
Galderma/Differin
AstraZeneca/Crestor
Reliant
Johnson & Johnson/Imodium
Pfizer/PHL

                    NELSON COMMUNICATIONS, SAATCHI & SAATCHI HEALTHCARE, THE KLEMTNER GROUP AND PUBLICIS WELLCARE PUT PUBLICIS GROUPE SA IN THE TOP TIER OF GLOBAL PLAYERS IN HEALTHCARE COMMUNICATIONS. FOLLOWING THE BCOM3 MERGER, THE GROUPE CONSIDERABLY STRENGTHENED THIS POSITION IN 2002 BY INTEGRATING THE MEDICUS GROUP. THE GROUPE WAS ABLE TO INCREASE ITS MARKET SHARE DESPITE MORE DIFFICULT MARKETPLACE CONDITIONS.

                    IN 2002, HEALTHCARE COMMUNICATIONS REPRESENTED APPROXIMATELY 300 MILLION EUROS IN REVENUE, EMPLOYING 1,850 EMPLOYEES, MORE THAN 80% OF WHOM ARE LOCATED IN THE UNITED STATES.

CREATION OF PUBLICIS HEALTHCARE GROUP. In 2002, the Groupe began a process of rationalizing its offering, previously scattered among a large number of specialized entities. Its objective is to incorporate under the Publicis Healthcare Group (PHG) banner all of the group's top brands. In the U.S., activities will be combined under three independent brands, Nelson, Medicus and Klemtner, and, within each brand, the structure of the offering will be streamlined.

     In the rest of the world, essentially Western Europe, Japan and Australia, healthcare communications are expected to be brought together under one or two brands per country according to clients' needs. Thus, the Groupe will have a truly international network responding to the needs of advertisers and capable of achieving marketing and administrative synergy.

NELSON: GOOD RESPONSIVENESS IN THE FACE OF RECESSION. The network consolidated its relationship with its main clients, in particular Johnson&Johnson, GlaxoSmithKline and Galderma and gained a significant amount of new business. A strong level of activity in medical education partially offset the slowdown in advertising activities. On the sales support services segment, slowed by market trends, Nelson undertook to reposition itself in programs of more limited size or by targeting medical specialties. Growth in specialized services and consulting continued in 2002.

MEDICUS: THE ADVANTAGE OF A GLOBAL NETWORK. The balanced geographic distribution of its activities allowed the Medicus group to compensate for Japanese and Australian market slowdown via strong activity in North America and in Europe. 2002 was particularly rewarding in international new business.

     The 2002 acquisition of Ventiv Health Communications reinforced the Discovery unit specialist in medical education, one of today's most dynamic healthcare communications market segments, both in the United States and in Europe. Medicus has also launched a management consulting practice in the areas of product development and marketing franchise strategies.

THE KLEMTNER GROUP: FOCUSING ON GROWTH SEGMENTS. Despite the contraction in its market, The Klemtner Group, part of the Saatchi & Saatchi network, developed further its medical education activity and reorganized its resources in the fast growing direct to consumer (DTC) sector, particularly for its main clients, AstraZeneca, Wyeth, Pharmacia and Transitions.

NEW BUSINESS

MEDICUS

GLOBAL ACCOUNTS
Roche/Fuzeon
GSK/Levitra
Cephalon/Provigil
Solvay/Androgel

LOCAL ACCOUNTS
Pfizer/Bextra (United Kingdom)
AstraZeneca/Crestor (France)

THE KLEMTNER GROUP
AstraZeneca/Nexium and Seroquel
Altana/Alvesco and Roflumilast
Medpointe/Astelin,
Felbatol and Twinjet

THE SAMS GROUP

SPECIALIZED COMMUNICATIONS
Expanded and strengthened skill centers


MANNING SELVAGE & LEE: A MULTI-SPECIALIST NETWORK ON THE MOVE. Located in 30 countries with 40 offices, Manning Selvage & Lee (MS&L) boasts nearly 1,000 employees in four main areas of expertise: healthcare, consumer marketing, corporate communications and technology.

     In 2002, the agency strengthened its worldwide network by expanding its number of affiliates in the U.S. (Baltimore, Kansas City, Raleigh, Minneapolis, and St. Louis) and in Europe (Berlin). This network enhancement was rounded out by three key acquisitions:

o Hass in the U.S. (Michigan), an agency specializing in Internet use, working principally for General Motors,

o    Chiappe Revello in Genoa (Italy), and

o    Andreoli in Sao Paulo (Brazil).

     During the year, the firm relaunched its brand, adopting a new positioning. The large number of new clients gained during the year is evidence of the appeal of the new approach. MS&L also won the most awards of any public relations agency at the Holmes Report Sabre Awards competition in New York.

PUBLICIS CONSULTANTS. Specialists in communications and strategic consulting, the Publicis Consultants network is active in eight countries with sixteen offices and 460 employees. The network offers a broad range of expertise in corporate communications and institutional identity. Its consultants work with corporations both on devising and implementing their strategies; corporate, financial, internal, crisis, visual identity/ design communications and strategic brand evaluation are among its offerings.

     In 2002, Publicis Consultants strengthened its capabilities by opening an agency in Belgium and embarking on several major acquisitions, including:

o Johnston & Associates, a lobbying firm in Washington D.C., specialized in dealings with U.S. federal authorities, and

o    Van Sluis Consultants, a Dutch public relations agency.

     In addition, Net Intelligenz, an Internet monitoring agency, has been integrated in the Publicis Consultants' offering.

     At the same time, the Publicis Consultants subsidiary Carre Noir opened an office in Barcelona. The celebrated Paris-based graphic design and corporate identity agency also maintains a presence in Turin, Warsaw and Tokyo.

NEW BUSINESS

A FEW OF THE YEAR'S NEW ASSIGNMENTS

MANNING SELVAGE & LEE
GlaxoSmithKline
London Stock Exchange
Philips Medical Systems
Chiron Corp.
World Gold Council
Staples
Nestle Nutrition Division

PUBLICIS CONSULTANTS

CONSULTANCY, PUBLIC RELATIONS, FINANCIAL COMMUNICATIONS

The Ministry of Finance and Industry (France)
UBS
Carbone Lorraine
Accor
Texas Pacific Group
General Electric Energy Products
Fauchon
Dim
Piaget
Les Trois Suisses
JC Decaux
Societe Generale
Rhodia

CORPORATE DESIGN
La Caisse Nationale d'Assurance Maladie (France)
Bic
Les Trois Suisses

PACKAGING
Buitoni
Stimorol

ARCHITECTURE CONSULTING
BNP Paribas
Carrefour
Darty
Decathlon

E-DESIGN
Kerastase
SNCF (voyages-sncf.com)

               SINCE THE BCOM3 ACQUISITION, PUBLICIS GROUPE SA HAS SIGNIFICANTLY INCREASED ITS PRESENCE IN THE PUBLIC RELATIONS AND CORPORATE COMMUNICATIONS SECTORS. THE INTEGRATION OF THE MANNING SELVAGE & LEE (MS&L) NETWORK HAS ALLOWED THE GROUPE TO EXTEND ITS REACH TO NEW COUNTRIES, ROUNDING OUT PUBLICIS CONSULTANTS' SOLID EUROPEAN POSITION.

               IN A DIFFICULT CONTEXT, THE BUSINESS UNITS HAVE MADE STRATEGIC ACQUISITIONS TO CONSOLIDATE THEIR POSITIONS AND BOLSTER THEIR AREAS OF EXPERTISE. THIS SHOULD CONTINUE IN 2003. ONE OF THE GROUPE'S MAJOR GOALS IS TO ESTABLISH ITSELF AS A KEY PLAYER IN PUBLIC RELATIONS.

MEDIA SYSTEM. Media System is the French leader in the human resources communications market, operating a network of ten agencies in France and a newly created worldwide network, the Talent Village, present in 15 countries and supported by four 'hubs': Chicago, Paris, London and Singapore. The network, founded in part with the resources of Media System, incorporates Saatchi & Saatchi Recruitment Advertising as well as top correspondent agencies (Shaker Advertising in the U.S. and Barkers in the UK). Media System is growing through entities with complementary abilities in the fields of human resources, recruitment, internal communications and publishing.

     In France, in a sector hit by an economic slowdown and a slump in the recruitment market, Media System has succeeded in preserving its sales volumes by winning a number of new assignments.

     In 2002, the network greatly expanded its Internet activity, in particular through several acquisitions, including:

o    Tchooze, a human resources communications site,

o    APR, an on-line recruitment site,

o    Agence On Line, specialized in producing internal newsletters on the web.

     Media System also acquired the Francois Blanc agency, specializing in internal communications.

     Its subsidiary Mundocom, continuing its strong development in the publishing market, acquired BLM to add a digital photography service. It also won numerous clients, including Thomson Multimedia, Perrier/Vittel and Weight Watchers.

AWARDS AND PRIZES: THE YEAR OF TOP COM In 2002, Media System received the 'Top Com d'Argent' for the Best Institutional Campaign (Bouygues Construction) and 'Top Com de Bronze' for the best Human Resources site (Cegetel). Verbe was awarded the 'Top Com d'Or' in the book publishing category. Guillaume Tell was elected Best Agency of the Year at the Grand Prix des Agences.

MEDIA SYSTEM SKILL CENTERS

Media System and Guillaume Tell (human resources communications, #1 in France and recruitment communications)
Verbe (internal communications)
La Rochefoucauld (Business to Business)
Mundocom (publishing)

NEW BUSINESS

SOME OF THE NEWLY GAINED ASSIGNMENTS
Valeo
Unilever France
Toyota Motors
Europe
Eurofactor
Dim
Bricorama
Mondial Assistance
Carrefour
EDS, etc.

THE SAMS GROUP

INTERACTIVE/DIGITAL COMMUNICATIONS

               AFTER A 2001 YEAR MARKED BY SIGNIFICANT RESTRUCTURING, THE NEW TECHNOLOGY SECTOR ENTERED A CONSOLIDATION PHASE AS INTERACTIVE COMMUNICATIONS SEEMS TO HAVE FOUND A REAL PLACE IN ADVERTISERS' COMMUNICATIONS STRATEGIES.

                    CONSISTENT WITH THE PUBLICIS HOLISTIC APPROACH, THE GROUPE'S
               INTERACTIVE COMMUNICATIONS OFFERING IS INTEGRATED WITH ITS DIFFERENT ADVERTISING NETWORKS IN EIGHTEEN COUNTRIES.



In 2002, Publicis Networks, associated with the Publicis worldwide network, increased their collaboration on new projects with several major network clients:

o L'Oreal/Garnier with the Garnier Beauty Bar site, which was launched in six European countries under the supervision of Publicis Networks France,

o    L'Oreal Paris,

o    Whirlpool,

o    Carrefour,

o    Coca-Cola,

o    Nestle,

o    Hewlett Packard/ Compaq.

     Corporate sites have also been developed for new clients.

For the second consecutive year, Fallon Interactive developed BMW interactive campaigns for the car manufacturer's web site in the U.S., for which it earned several prizes, including the Grand Clio and the Gold Clio Award for the film, 'The Hire.'

     Semaphore Partners, an agency based in the U.S., has developed cooperative activities with Saatchi & Saatchi and Leo Burnett, which brought it new clients in 2002. Named 'Interactive Agency of Record' by General Mills for its cereal line, Semaphore Partners also implemented projects for LeapFrog, Home Depot and McKesson.

THE PUBLICIS DRUGSTORE

THE MEETING PLACE FOR CREATION AND INNOVATION


               THE NEW PUBLICIS DRUGSTORE WAS CONCEIVED BY THE CALIFORNIA ARCHITECT MICHAEL SAEE AS THE THREE-DIMENSIONAL SHOWCASE FOR THE PUBLICIS'S VALUES AND STANDARDS BEHIND ITS WORLDWIDE REPUTATION:
               CREATIVITY, INNOVATION, CAPACITY TO COMMUNICATE, QUALITY, AND SERVICE.

Behind the screen of construction fencing, the new Drugstore is taking shape. Two years have passed since the project was launched and obtaining the official construction permit in July 2002. This followed a long procedure to ensure the project met the strict standards for construction on a historic landmark like the Champs-Elysees.

     Throughout this process, Publicis benefited from close support of Batiments de France architects (the official body that oversees constructions in such situations) and, in particular, the curator of the Arc de Triomphe.

Today, the project is entering its final phase. The Publicis Drugstore's grand opening is scheduled for the fourth quarter of 2003. Completely renovated, covering two levels, the new space will offer Parisians and their visitors amenities that combine the enjoyable with the useful:

o    a new restaurant, with a menu marrying innovation with quality,

o a two-level bookstore, featuring a section devoted to advertising and creativity,

o    a pharmacy,

o    a newsstand,

o    a tobacco shop,

o    two renovated movie theaters,
     ...and other great surprises.

The Groupe's aim is to make the Publicis Drugstore the center of attraction and entertainment on the Champs-Elysees, and to perpetuate the dream of the concept's first creator, Marcel Bleustein-Blanchet.

                      [DRAWING -- BACK HALF OF HORSE]

                      [DRAWING -- FRONT HALF OF HORSE]

SUSTAINABLE GROWTH

HUMAN RESOURCES

HUMAN RESOURCES PROMOTING DIVERSITY. Every culture is represented within the Publicis Groupe, which is made up of nearly 36,000 employees in all continents and in 109 countries. One of the objectives of the Groupe's human resources policy is to promote the expression, mutual enrichment, and fulfillment of this wealth of cultures.

     In three years, the Groupe's has tripled its workforce as it has been enriched by numerous additional nationalities. Their integration has been a success thanks to a management approach that allows a wide range of autonomy for and responsibility of each Groupe unit.

     At Publicis, decentralized personnel management is as much a preference as a necessity. To support their strong identity in highly competitive markets, every unit must have flexibility to adjust its resources, and have a competitive local compensation system, both for its sector and the market where it operates.

     Nevertheless, the Groupe's new dimension makes adoption of common principles and tools a necessity. In 2002, on the occasion of Bcom3's integration into the Groupe, Publicis updated and reissued its ethics charter, 'OUR PRINCIPLES AND OUR VALUES.' As the Groupe entered a new development phase, a widely-distributed, common reference on the ethical values and rules of conduct applying to all networks, in all countries, became a necessity. The aim is to promote a uniform and consistent Publicis Groupe spirit and way of doing things.

In 2003, a further step in this direction will be taken with the appointment of a Groupe Human Resources Director whose mission will be to prepare a worldwide policy that respects each unit's local autonomy.

A MAJOR CHALLENGE: RECRUITING TALENT AND BUILDING LOYALTY. The professions of our advertising industry are those of creation and counsel. The effectiveness of Publicis' recommendations and the loyalty of its clients depend upon the quality of its personnel. This imperative is written in the genes and the history of Publicis. From the start, the Groupe has attracted the best talent, and spread it throughout the profession. Today, more than ever, attracting the best talent remains a high priority. In every unit, a key element of human resources policy is continuing education and training.

     In 2003, the establishment of a new compensation system, with systematic integration of a variable element based on various performance criteria (operational, financial, etc.) and including stock options should help harmonize the motivational tools for the management teams of major Groupe units. At the same time, the specifics of each marketplace or sector will be kept in mind in order to stay competitive within each.

Publicis' dynamism could not be sustained without the full commitment of all of its employees. Encouraging their development is a fundamental objective as much for the Groupe as it is for its employees. Publicis human resources policy is based on four main priorities: support the Groupe's growth through hiring adapted to the specific business strategy of each entity; strengthen employee loyalty and performance by two-way communications, training, and transmission of a strong corporate culture; provide dynamic personnel management, the source of progress for employees and for the Groupe; and offer future opportunities that are competitive in every way.

[BAR GRAPH]
Total number of employees at December 31
1998 8,709
1999 10,362
2000 20,340
2001 20,592
2002 35,681

[PIE GRAPH. LETTERS A-I CORRESPOND TO SECTIONS OF GRAPH]

EMPLOYEES BY GEOGRAPHY
A Europe 40%
B North America 32%
C Asia Pacific 18%
D Latin America 7%
E RoW 3%

EMPLOYEES BY FUNCTION
A Sales 22%
B Creative department 17%
C Production and specialized 15%
D Media and research 21%
E Administration and finance 17%
F Other 8%

EMPLOYEES BY NETWORK
A Publicis Worldwide 27%
B Saatchi & Saatchi 14%
C Leo Burnett 18%
D D'Arcy 10%
E Other networks 3%
F Healthcare 5%
G Starcom Mediavest 10%
H ZenithOptimedia 5%
I other units 8%

SUSTAINABLE GROWTH

PUBLICIS AND ITS SHAREHOLDERS

      PUBLICIS IN THE STOCK MARKET. In a stock market in significant decline, Publicis shares ranked among the top performers in its sector, exactly in line with the French stock market's overall performance for the year. The CAC 40 and SBF 120 indexes dropped 33.7% and 33% respectively during the year, while Publicis shares lost 32.7% over the same period.

      Over a five-year period, Publicis shares increased an average of 22.5% per year.

      PUBLICIS SHARES SIGNIFICANTLY OUTPERFORMING THE SECTOR. For the second year in a row, during 2002, the prices of all advertising and media sector stocks lost significant ground. The persistent recession in the advertising market reflected the high level of caution by advertisers in a very uncertain economic climate. Advertising, which continues to be considered as part of the "TMT" sector, has continued to suffer from the negative influence of the telecommunications and technology sectors as well as other media segments. Finally, the accounting and financial controversies affecting two competing groups weighed heavily on the trend for advertising share prices, beginning in the third quarter of 2002.

      Despite this very hostile environment, Publicis achieved the second best performance in the advertising sector worldwide, its competitors' stocks (Omnicom, WPP, Interpublic, Havas and Cordiant) having lost between 27% and 65% of their value during the year.

      Publicis shares started the year at 30 euros and saw a period of relative price stability in January and February, ranging between 27 and 32 euros. On March 7, 2002, the announcement of the acquisition of Bcom3 and the strategic partnership with Dentsu was received with enthusiasm by the financial markets, propelling the price to close to 40 euros. The highest price of the year was reached on April 2, at 39.90 euros. The lack of recovery led analysts to revise their sector forecasts downward, which drove Publicis' share price to about 30 euros until the month of June. It was at that point that questions were raised in a financial newspaper about the quality of financial information from a competing company. In August, there was the announcement by another competitor of a significant adjustment in its earnings. These reports precipitated a strong downward movement of advertising stocks that was not stabilized until the fall. The Publicis share price experienced a nearly continuous drop, with a low point of 16.70 euros reached on September 24. The price then bounced back until the month of December, when it saw a new downward movement, influenced by persistent negative international economic and political news. The year-end closing share price was 20.20 euros.

      At the beginning of 2003, the price increased slightly before dropping through the 20 euro threshold, oscillating between 17 and 18 euros, due to political uncertainty in the Middle East that could affect advertisers' confidence.

      However, several financial analysts take the view that the Publicis share has considerable upside potential, considering the Groupe's new standing, its potential for improved profitability with the integration of Bcom3, and its substantial new business wins.

PUBLICIS SHARE FACT SHEET
Nominal value                       e 0.40
Number of shares in issue as of     196,082,129
3/30/2003
Market Capitalization on 3/30/2003  3.2
(e bn)
Euroclear Paris Code                13057
NYSE Ticker                         PUB
Reuters                             PUBP.PA
Bloomberg                           PUB FP

PUBLICIS OCEANE BOND FACT SHEET
Nominal value                       e 39.15
Number of bonds in issue            17,624,521
Total amount                        e 689,999,997
Coupon rate                         1% p.a.
Yield-to-maturity                   2.75% p.a.
Maturity                            16 years (2018)
Redemption                          at 134.59%
Euroclear Paris Code                18012


      PUBLICIS AND ITS SHAREHOLDERS: AN OPEN, ONGOING, AND HIGH-QUALITY RELATIONSHIP. On December 31, 2002, Publicis had approximately 68,000 shareholders spread throughout close to 50 countries. France, the United States and the United Kingdom have the largest number of shareholders, followed by several European countries - Germany, Switzerland and Italy - as well as Asia. More than ever, the quality of the Groupe's relationship with its shareholders constitutes one of the Groupe's core values. In 2002, Publicis stepped up its communications with investors.

      DEVELOPMENT OF THE INVESTOR RELATIONS PROGRAM: After the creation in 2001 of an "investor relations" department, the Groupe organized numerous occasions to meet with investors, arranging financial information meetings in Paris and London, as well as numerous teleconferences and webcasts. Publicis met with more than 250 investors in one-on-one meetings in Paris and in several financial centers around the world, including London, New York, Boston, Toronto, Montreal, Zurich, Amsterdam, Frankfurt, and Stockholm.

      A SPECIAL WEBSITE: A dedicated Website (WWW.FINANCE.PUBLICIS.COM), created in November 2001, allows individual or institutional shareholders, Groupe employees, journalists and financial analysts to access all Groupe financial publications (press releases, annual reports, notes on financial transactions, etc.) to follow and obtain information on the Publicis share and its development.

      FIRST 690 MILLION EUROS "OCEANE" BOND ISSUE IN JANUARY 2002. In January 2002, Publicis launched a 690 million euro bond convertible or exchangeable into new or existing Publicis shares ("Oceane"). This was the Groupe's first such transaction. The objective was to refinance a large portion of Groupe debt, essentially all short term, and to reduce its average financing costs by benefiting from low interest rates (yield to maturity of 2.75%). Since January 21, 2002, the bond has been listed on Euronext Paris.

      ISSUANCE OF "OBSAS" AND "ORANES" IN CONNECTION WITH THE BCOM3 TRANSACTION. A portion of the Bcom3 acquisition payment was made to that company's shareholders in the form of two listed but presently non-transferable securities. The first is an 858 million euros bond with equity warrants, "OBSAs," (maturity in 2022, annual coupon of 2.75%) and the second, "ORANEs," a bond with mandatory redemption for new or existing shares with a maturity of 20 years.

      SHARE BUYBACK PROGRAM. Publicis has been authorized by the Annual Shareholders' Meeting to buyback its own shares on the stock market, limited to 10% of its capital. In 2002, this option was used regularly and Publicis repurchased 8,225,213 shares at an average price of 22.14 euros, equivalent to an investment of 182.1 million euros. A large portion of these shares will be granted to employees as part of a stock option plans; they may also be used to deliver stock required for part of the future conversion of "Oceanes" or for the exercise of equity warrants in connection with the Bcom3 transaction. This will limit or eliminate the need for issuing new shares.

PUBLICIS GROUPE SA SHARE PRICE/SBF 120 INDEX

      [Graph]

SUSTAINABLE GROWTH

PUBLICIS AND ITS SHAREHOLDERS

LISTED SECURITIES

PUBLICIS GROUPE S.A. SHARE

o Listing: the Premier Marche of Euronext Paris (13057) and the New York Stock Exchange (PUB), in the form of American Depositary receipts (with a parity of one ADR for one ordinary share).

o Securities approved for listing on the Premier Marche (Euronext Paris): all securities making up the company's capital stock

o Trading volume and share price trend over the last eighteen months on the Euronext Paris stock exchange:

-------------------------------------------------------------------------------
                 Daily trading volume              Monthly price (in e)

       -----------------------------------------------------------------------
          Period   Number  Number       Value  Opening  Closing   High    Low
                       of      of           e
                  trading  shares   thousands
                     days
       -----------------------------------------------------------------------
  2001 September     20    652,590   13,154.2   26.48    18.50    26.77  16.12
         October     23    825,025   16,793.0   17.50    24.60    26.84  15.83
        November     22    621,524   17,384.5   24.68    27.91    30.85  24.44
        December     18    436,358   12,749.7   27.15    29.75    33.20  26.55
       ------------------------------------------------------------------------
  2002   January     22    871,181   25,206.5   30.00    28.58    32.85  26.80
        February     20    510,923   14,694.3   28.15    30.52    30.52  26.85
           March     20  1,288,717   46,810.0   36.59    36.79    39.45  30.30
           April     21    599,292   22,075.9   37.35    36.94    39.90  32.80
             May     22    584,228   19,186.9   32.84    32.70    34.75  31.11
            June     20    793,049   22,992.4   29.32    29.27    32.69  24.51
            July     23    874,984   20,869.8   24.33    24.15    28.15  19.00
          August     22    671,284   14,083.1   21.35    21.15    23.62  18.71
       September     21    758,970   15,104.2   20.16    20.27    22.99  16.70
         October     23    825,313   17,494.2   20.87    21.03    24.85  17.00
        November     21    835,696   19,045.7   22.83    22.99    26.40  20.10
        December     20    540,745   12,101.8   21.98    21.73    26.80  19.22
       ------------------------------------------------------------------------
  2003   January     22    595,227   12,113.8   20.50    20.33    22.69  18.32
        February     20    654,210   11,538.4   17.77    17.66    19.88  15.64
-------------------------------------------------------------------------------

PUBLICIS GROUPE S.A. ADR (AMERICAN DEPOSITARY RECEIPT)

------------------------------------------------------------------------
                      Daily trading volume       Monthly price (in $)

       -----------------------------------------------------------------
         Period   Number    Number     Value  Closing    High      Low
                      of        of         e
                 trading      ADRs thousands
                    days
       -----------------------------------------------------------------
2001   September     15     2,266      41.4    17.00     23.16    16.40
         October     23     3,178      58.9    22.10     23.68    14.75
        November     21    16,223     451.8    25.00     26.54    22.54
        December     20    18,445     492.7    26.00     29.25    23.70
       -----------------------------------------------------------------
2002     January     21     2,195      57.3    24.60     29.22    23.75
        February     19     6,310     149.5    26.35     26.35    23.00
           March     20     5,560     183.2    34.04     34.95    26.87
           April     22     4,341     140.5    30.21     34.47    29.95
             May     22     5,882     178.8    30.20     31.50    28.80
            June     20     4,035     113.5    27.30     30.70    25.00
            July     22    10,641     269.7    22.60     27.25    19.40
          August     22     5,286     109.3    22.10     22.60    18.65
       September     20     4,770      92.6    18.91     22.40    16.70
         October     23     4,782      95.0    22.55     23.95    16.90
        November     20    10,005     231.3    25.40     25.60    20.70
        December     21     2,195      49.2    20.96     26.20    20.50
       -----------------------------------------------------------------
2003     January     21     4,195      89.6    20.63     23.40    20.03
        February     19     3,979      74.2    17.93     21.17    16.99
       -----------------------------------------------------------------

PUBLICIS GROUPE S.A. OCEANE

o     Listing:  Euronext Paris (18012)

o     First listing:  January 21, 2002

o     Trading volume and price trend:

-------------------------------------------------------------------------------

                 Daily trading volume       Monthly price (in e)

       ------------------------------------------------------------------------
          Period  Number   Number      Value   Opening Closing   High     Low
                      of       of          e
                 trading   shares  thousands
                    days
       ------------------------------------------------------------------------
2002     January      9   448,753   17,901.7    40.30   40.10   40.35    39.40
        February     20   274,143   10,860.9    40.15   40.90   41.49    39.31
           March     20   467,228   20,494.5    40.99   46.55   46.99    40.01
           April     20   121,808    5,547.5    46.80   43.40   46.95    42.01
             May     22       808       34.1    43.20   42.00   43.20    40.80
            June     20     6,861      275.2    42.30   39.50   42.30    38.78
            July     23   226,365    8,521.6    39.50   36.20   41.00    35.00
          August     22     6,492      225.4    37.00   36.20   38.25    34.25
       September     21     2,009       71.2    36.20   36.50   38.50    35.00
         October     23     9,810      354.8    36.50   37.25   39.00    33.00
        November     21    89,998    3,383.1    38.00   39.50   40.50    35.90
        December     20     3,561      140.2    39.50   37.99   40.00    37.20
       ------------------------------------------------------------------------
2003     January     20    27,549    1,014.7    37.99   37.00   39.00    36.85
        February     11    48,032    1,765.9    37.75   37.30   37.75    36.50
       ------------------------------------------------------------------------

SUSTAINABLE GROWTH

PUBLICIS AND ITS SHAREHOLDERS

DIVIDEND AND YIELD

  FISCAL   Number     Dividend  Tax     Total    Total      Price    Net
 YEAR OF       of        per   credit   income distribution   at    yield
DIVIDEND   Shares      share    (in       per     (in       Dec. 31
 PAYMENT                 (in   euros)   share   million       (in
                       euros)            (in      of        euros)
                                        euros)    euros)

    1998  87,322,690   0.122    0.061    0.18     10.7        15    0.80%
    1999  89,938,440    0.17    0.085    0.26     15.3        38    0.45%
    2000  135,649,391   0.20    0.100    0.30     27.1        36    0.56%
    2001  133,740,806   0.22     0.11    0.33     29.4        30    0.73%
    2002  195,296,325*  0.24     0.12    0.36     46.9        20    1.20%

---------------
* NUMBER OF SHARES, INCLUDING TREASURY SHARES, AT 31 DECEMBER 2002 AFTER CANCELLATION OF 784,804 SHARES IN THE PUBLICIS/SOMAREL MERGER.

Unclaimed dividends are payable to the beneficiary for up to five years. Beyond, dividends are transfered to the French government.

      Over the past several years, Publicis' policy has been to provide a steady dividend payout to its shareholders, while at the same time preserving sufficient cash flow to fund the company's further development.

      Publicis intends in the future to provide steady dividend growth for its shareholders so as to achieve a yield close to the average for stocks listed on the Euronext Paris Stock Exchange.

Thus, after two years of sustained growth in dividend payments, the per-share dividend will once again be raised significantly (+9%).

PUBLICIS GROUPE S.A. SHARE OWNERSHIP STRUCTURE AT DECEMBER 31, 2002

-------------------------------------------------------------------------

                                     Shares      %      Voting       %
                               beneficially             rights
                                      owned
SHAREHOLDERS HOLDING MORE
THAN 5% OF TOTAL SHARE
CAPITAL
                           -----------------------------------------------
Dentsu Inc (1)                   35,518,504   18.11   35,518,504    15.78
Somarel (2) (3)                  30,960,000   15.79   61,920,000    27.50
Elisabeth Badinter                7,766,800    3.96   15,533,600     6.90
(registered shares) (3)
Public (registered and          109,045,225   55.61  112,172,365    49.82
bearer shares)
Treasury shares                  12,790,600   6.52         0     0.00
TOTAL                           196,081,129 100.00 225,144,469 100.00
--------------------------------------------------------------------------

1. DENTSU HOLDS 14.63% SHARES IN FULL OWNERSHIP (12.74% VOTING RIGHTS) AND 3.48% SHARES THROUGH USUFRUCT (3.03% VOTING RIGHTS).

2. SOMAREL IS CONTROLLED BY ELISABETH BADINTER AND FAMILY (51.29%), SOPHIE DULAC (7.98%), INSTITUTIONAL INVESTORS (18.55%), PUBLICIS GROUPE EMPLOYEES (18.55%), MICHELE BLEUSTEIN-BLANCHET (2.42%), NICOLAS RACHLINE (1.21%).

3. THE SHARES HELD BY THESE SHAREHOLDERS HAVE A DOUBLE VOTING RIGHT.

SHARE OWNERSHIP STRUCTURE AT DECEMBER 31, 2002

A    SOMAREL                                                 15.8%
B    E. Badinter                                             4%
C    Dentsu                           [PIE CHART]            18.1%
D    Institutional investors                                 38.4%
E    Treasury shares                                         6.5%
F    Private investors incl. Former Bcom3                    17.2%
     shareholders for approx. 10%

BEARER SHAREHOLDERS BY GEOGRAPHY AT DECEMBER 31, 2002

A    France            40.6%
B    US                22.3%
C    UK                20.5%
D    Rest of Europe    13.9%
E    ROW               2.7%

      [PIE CHART]

      The share ownership structure including potential dilution from all securities issued by the Groupe is as follows:

-----------------------------------------------------------------------------

                                     Shares      %      Voting          %
                               beneficially             rights
                                      owned
                           --------------------------------------------------
AFTER MAXIMUM DILUTION
Elisabeth Badinter                7,766,800     2.9    15,533,600       5.2
(registered shares)
Somarel                          30,960,000    11.4    61,920,000      20.7
Dentsu Inc                       35,518,504    13.1    35,518,504      11.9
Treasury shares                  12,790,600     4.7             0         0
Public (registered and          109,045,225    40.3   112,172,365      37.4
bearer shares)
ORANEs                           28,125,000            28,125,000
Equity warrants (1)              28,125,000            28,125,000
OCEANEs                          17,624,521  27.6(2)   17,624,521      24.8(2)
Saatchi & Saatchi share              80,503                80,503
options
Publicis share options              570,050               570,050
TOTAL                           270,606,203  100.00   299,669,543     100.00
-----------------------------------------------------------------------------

1. AT A STRIKE PRICE OF 30.5 EUROS.

2. MAXIMUM DILUTION SHOWN IN THIS TABLE DOES NOT INCLUDE THE POTENTIAL USE OF TREASURY SHARES FOR THE ORANES AND OCEANES REDEMPTION.

SUSTAINABLE GROWTH

PUBLICIS AND ITS SHAREHOLDERS

CHANGE IN SHARE OWNERSHIP STRUCTURE OVER THE LAST TWO YEARS

--------------------------------------------------------------------------------------------
                              AT DECEMBER 31, 2001          AT DECEMBER 31, 2000
                      Shares         Voting      %        Shares     %    Voting      %
                beneficially         rights         beneficially          rights
                       owned    %                          owned
SHAREHOLDERS HOLDING
MORE THAN 5% OF TOTAL
SHARE CAPITAL
                ----------------------------------------------------------------------------
Somarel S.A.    30,960,000   22.18  61,916,400 35.61   30,960,000  22.40  61,916,400  36.37
Elisabeth        7,766,800    5.56  15,533,600  8.93    7,766,800   5.62  15,533,600   9.12
Badinter
Putnam                  --      --          --    --    9,336,255   6.75   9,336,255   5.48
Investments
Public          96,242,769  68.94   96,436,868  55.46  83,173,835  60.18  83,449,384  49.03
Treasury shares  4,630,427   3.32          --     --    6,982,929   5.05          --     --
TOTAL          139,599,996  100.00 173,886,868 100.00 138,219,819 100.00 170,235,399 100.00
--------------------------------------------------------------------------------------------

2002 FINANCIAL DATA

70      REPORT OF THE MANAGEMENT BOARD
93      REPORT OF THE SUPERVISORY BOARD
94      CONSOLIDATED FINANCIAL STATEMENTS
94      Consolidated statements of income
95      Consolidated balance sheets at December 31
96      Consolidated statements of cash flows
97      Notes to the consolidated financial statements
123     List of consolidated entities at December 31, 2002
127     Report of the statutory auditors on the consolidated
        financial statements
128     PRO FORMA FINANCIAL INFORMATION

131     Auditors' report on the pro forma financial information
132     SUMMARIZED STATUTORY ACCOUNTS
132     Statements of income
132     Balance sheets at December 31
133     Statements of cash flows
134     Notes to the statutory accounts of Publicis Groupe S.A.
140     Subsidiaries and affiliates at December 31, 2002
141     Details of investments at December 31, 2002
142     Operating results of Publicis Groupe S.A. over the last five years
143     Reports of the statutory auditors
144     SUPPLEMENTARY INFORMATION
144     Report editor and auditors
145     General information on Publicis Groupe S.A. and its capital stock
151     Information relating to the business of Publicis Groupe S.A.
156     Administrative, Management and Supervisory bodies
157     Information concerning recent developments
158     2003 FINANCIAL CALENDAR
159     TABLE OF CONCORDANCE

REPORT OF THE MANAGEMENT BOARD

Fiscal year 2002

      Publicis Groupe SA's offering through its brands around the world is built on a holistic approach that looks beyond the differences between forms of communication to take a unified view of client relationships. However, to make it easier for readers to track trends in revenues and business (accounts lost and gained), the following report breaks down information by major advertising brand and sector: media buying and consultancy, media sales, and specialized agencies and marketing services.

      The merger of Publicis and Bcom3, announced on March 7, 2002, finally took effect on September 24, creating the world's fourth largest advertising group and its largest in media buying and consultancy. It also opened the way for the signature of an agreement for a long-term strategic partnership with Dentsu, the number-one communications group in Japan and Asia as a whole.

      This has brought a sea change to the industry, placing Publicis in the top tier and widening the gap with medium-size companies a little further, while continuing a process of consolidation already well under way. Perhaps most importantly, Publicis has created the first truly multicultural major, drawing strength from roots in the US, Europe and Japan to offer advertisers an unprecedented range of choices through networks with highly diversified market positioning, creative styles and cultural origins. None of our competitors today can boast such a variety and wealth of resources. Shifts in consumer tastes and society, as well as globalization make existing business models obsolete. Publicis has not only reshaped the competitive environment, but has become the only group able to respond adequately to the changes under way in our world.

      Our fundamental goal remains ever-more effective service for our clients. These clients naturally include major advertisers, themselves engaged in unprecedented consolidation. It makes it increasingly important for them to work with well-managed communications networks offering business clout through a lasting, diversified presence on world markets to achieve economies of scale wherever possible. But that does not in any way diminish our commitment to domestic and regional clients, who can draw on our understanding of markets in each country. Our local agencies are a special strength, with local roots ensuring that they are attuned to consumer tastes, culture and habits. We remain determined to consolidate this pillar of our business development.

      In addition to new worldwide standing and the enormous media-buying power resulting from the combined resources of newcomer Starcom MediaVest and Zenith Optimedia, the Bcom3 transaction meets a broad range of strategic goals. Through the agreement with Dentsu, we are able to offer clients unique access to the Japanese market --the world's second largest-- and we have also strengthened positions in other parts of Asia and in Latin America. Finally, we have significantly expanded our presence in specialized areas including healthcare communications, multicultural communications, public relations, customer relationship management and sports marketing. All of these considerations guided Publicis in making the transactions.

      At closing, the Bcom3 acquisition valued under French accounting standards represented a total of approximately EUR 2.1 billion. Financing has been structured to keep the creation of shares to a minimum. Half is in new shares, a large portion of which will be held by Dentsu for a period of ten years, and the other half in instruments including bonds redeemable in existing or new shares and bonds with attached equity warrants, spreading the issue of new shares over time or avoiding it. To limit the impact of new shares on the market, lockup agreements will postpone any sales and include provisions for orderly sale.

      Our agreement with Dentsu has three components: a strategic partnership, a shareholders' agreement with Publicis Groupe SA, and a shareholders' agreement with Ms. Elisabeth Badinter. The unique strategic partnership between Publicis and Dentsu is designed to offer our clients privileged access to the Japanese market, in particular in the area of media buying and consultancy. Publicis is today the only communications group in the world providing clients with media-purchasing services spanning the whole world including Japan. In return, Publicis will be the favored international network for the Japanese clients of Dentsu outside Asia. This strategic partnership should enable both our groups to identify added opportunities for new business, an example being the Hewlett-Packard account won in Japan at the end of 2002. Our agreement also calls for the joint development of some international operations, particularly in the area of sports marketing where Dentsu is the world leader. An agency has also been set up jointly by Dentsu (45%), Publicis (45%) and SportsMondial (10%) and began operating under the name iSe (International Sponsoring and Entertainment) in early 2003.

      The financial terms of the agreement, under which Dentsu has taken an equity interest in our group, are an added assurance of success for our partnership. Dentsu has 15% of voting rights and has undertaken to hold its interest for ten years. We thus have a common commitment and interest in the development of our business. At the same time, the shareholders' agreement with Elisabeth Badinter provides a sound basis to preserve the special structure and culture of our Group as a family business with worldwide reach. As a result of the agreement, Mr. Narita and Mr. Oshima also joined the Supervisory Board.

      At the beginning of October, only a few weeks after the completion of this strategic transaction, a number of other important decisions regarding organization were announced, including the integration of D'Arcy Worldwide's assets into other group businesses to focus resources on three strong brands:
Publicis Worldwide, Saatchi & Saatchi Worldwide and Leo Burnett Worldwide. Other entities, in particular Fallon Worldwide, will continue development in accordance with existing plans. Fallon Worldwide, like Bartle Bogle Hegarty in which we have a 49% interest, is in a special position as a multi-hub network built on outstanding creative talent.

      Smaller than the other networks and going through a difficult phase, D'Arcy is thus being merged into other group entities. This highly sensitive and very difficult decision was taken only after lengthy consideration, but is in the best interest of our clients and the future of our Group. It may also appear hazardous, but is in fact perfectly reasonable. Generally, mergers of this kind result in losses of clients and key employees. To limit this danger, we have taken an original, perhaps unprecedented approach, since it will not be a matter of merging one network into another. Instead, D'Arcy assets will be redistributed piece by piece, city by city and client by client to place them with the Group entity in the most complementary position. In the US, parts of D'Arcy's assets have been merged into Publicis USA, to reinforce the Publicis Worldwide network, while D'Arcy Detroit has formed Chemistri, a special entity with Leo Burnett Worldwide to serve General Motors. Some D'Arcy accounts, including Procter & Gamble and Pillsbury, together with associated staff, have been transferred to Saatchi & Saatchi with the agreement of clients. In other parts of the world, mergers will be decided on a case by case to serve the best interest of clients.

      A number of important appointments have also followed. Roger Haupt, former Chief Executive Officer of Bcom3, has joined the Publicis Groupe SA Management Board as President and Chief Operating Officer. At Publicis Worldwide, which remains under the responsibility of Maurice Levy, Chairman and Chief Executive Officer, Rick Bendel, formerly Regional Chairman for the UK and Nordic countries, was promoted to the position of Chef Operating Officer. He will have particular responsibility for ensuring that "La Holistic Difference", a concept which he helped to develop, and which is the hallmark of the Publicis Worldwide network, is fully integrated in the culture of each unit. Susan Gianinno, formerly Chair and Chief Branding Officer at D'Arcy Worldwide, is now taking responsibility, as Chair and CEO, for Publicis Worldwide in the US, where the scope of business is significantly broadened once the D'Arcy merger is completed. David Droga has been appointed Worldwide Creative Director, a newly created position at Publicis Worldwide. Publicis Groupe SA has confirmed its intentions to expand in the Specialized Agencies and Marketing Services or SAMS sector and John Farrell, formerly President and Chief Executive Officer of D'Arcy Worldwide, is now in charge of this area of business with the title of President and CEO. SAMS will be the main focus of investments in the near future.

      Finally, in media buying and consultancy, a field where the group ranks first worldwide (source: RECMA), will be placed under the responsibility of Roger Haupt. Jack Klues,

Chairman and CEO of Starcom MediaVest Group, and John Perriss, Chief Executive Officer of Zenith Optimedia, report directly to Roger Haupt, favoring the development of synergies while maintaining the strict independence of the two brands and their managements.

      Turning to the worldwide advertising market, 2002 saw the negative trends of the previous year continue or worsen. This was partly expected in the first quarter, since the beginning of 2001 provided a highly unfavorable basis for year-on-year comparisons, but the market downturn steepened more than even pessimistic forecasts had foreseen in the second quarter and the trend continued in the second half, particularly in Europe. However there were signs of steadying, even firming in North America from autumn on, and markets in other parts of the world, particularly Asia (excluding Japan), returned to growth, a trend that gathered pace from quarter to quarter.

      International economic and political uncertainties make advertisers extremely cautious, with the result that there is a complete lack of visibility and any forecast would be risky. There have also been significant disparities within the market between resilient sectors such as mass-market consumer goods and automobiles, on the one hand, and others such as financial services, technology, tourism and transport where conditions have been more testing.

      Against this backdrop, Publicis continued to do better than the market and most of its competitors. The organic decline in our business for 2002 was limited to 3.4%, while the decline including Bcom3 in the final quarter was 3.9%. Our actual growth, including consolidation of Zenith Media as well as that of Bcom3 over the final quarter plus five days in September, was 20.2%. Sound performances are mainly attributable to the quality of our client portfolio and healthy performances in new business from the second quarter on. New accounts booked during the year, including Bcom3 in the fourth quarter, represented a net gain of EUR 2.2 billion. Publicis won a large number of both domestic and international accounts over the year.

      Excluding Bcom3, Publicis made only a limited number of acquisitions during the year, in keeping with the strategy it had announced. Mostly focused on Specialized Agencies and Marketing Services (SAMS), these included Gravitas, a Japanese relationship marketing agency, Johnston & Associates, a US agency lobbying the US Congress and federal government on private and public-sector issues, Direct `n More, a direct marketing agency in Austria and Magnesium, a Belgian marketing services specialist. In France, Media Publics (business tourism), Sales Story and Stella (relationship marketing) and ECA 2 (events), usefully extended the scope of Publicis Dialog. Our offer in the Netherlands was rounded out with the acquisition of public relations agency Van Sluis Consultants in July.

      The Publicis Worldwide network also doubled its size on the Mexican market in July, acquiring the Arredondo/De Haro advertising agency and taking over design agency Art y Mana.

      Consolidated billings for 2002 came to EUR 24.7 billion, 48.5% more than the EUR 16.7 billion recorded in 2001. This rise reflects consolidation of Bcom3 over one quarter plus five days, as well as consolidation of Zenith Media over nine months more than in the previous year. The difference between this rise in billings and the more moderate rise in revenues is due to expansion of our media-buying business, which is associated with high billings but lower revenues than creative sectors.

      Group revenues for 2002 came to EUR 2,926 million, showing a rise of 20.2% from EUR 2,434 million in 2001. The figure includes contributions from Zenith Media, consolidated from October 1, 2001, and Bcom3, consolidated over one quarter and five days in 2002. It also reflects the negative impact of exchange rates, particularly the euro's rise against the dollar. Like-for-like revenues slipped 3.9%. Taken alone, Publicis Groupe SA showed a 3.4% organic decline in 2002, and Bcom3 organic declines of 4.8% for the year as a whole and 6.3% in the final quarter. Overall organic performances reflected a decline of 5.6% for Publicis Worldwide, rises of 1.4% for Saatchi & Saatchi Worldwide and 4.2% for ZenithOptimedia, and a decline of 2.8% for Media & Regies Europe.

      Taken alone, Publicis business showed organic declines of 5.2% in Europe and 3.7% in North America. Other geographical regions showed organic rises reaching 3.2% in the Asia-Pacific area, 8.4% in Latin America, and 5.6% for the rest of the world.

      Before amortization of goodwill, consolidated net income excluding minorities came to EUR 237 million, or 10% more than the EUR 215 million reported in 2001. After amortization of goodwill, net income excluding minorities came to EUR 147 million in 2002, showing a 2.6% decline from EUR 151 million in 2001.

KEY FIGURES FOR YEAR TO DECEMBER 31, 2002

(EUR millions)                            2002       2001     %        2000
                                                            change
                                                           2002/2001
                                          ------------------------------------
Billings                                  24,751   16,667   +48.5%    11,806
Revenues                                  2,926    2,434    +20.2%    1,770
Operating income before depreciation and  533      426      +25.1%    334
amortization
Operating income before depreciation and  18.2%    17.5%    -         18.9%
amortization/revenues
Operating income                          429      342      +25.4%    275
Operating income/revenues                 14.7%    14.1%    -         15.5%
Net interest expense                      (28)     (30)     -         (11)
Net income excluding minorities (before   237      215      +10%      160
amortization of goodwill)
Net income excluding minorities (after    147      151      -2.6%     128
amortization of goodwill)
Headcount                                 35,681   20,592   -         20,340
Debt-to-equity ratio                      0.83     0.73*    -         0.99

--------------
* 1.25 IF CVRS (PAID IN MAY 2002) ARE RECORDED IN NET DEBT.

ADVERTISING

1.    PUBLICIS WORLDWIDE

      The Publicis Worldwide network generated revenues of EUR 1,019 million in 2002, down 6.6% from EUR 1,091 million in 2001.

      Regions worst affected by the market slump included the US and Canada, although there were some signs of firming in the final quarter, as well as Europe as a whole, with Germany, the Netherlands, Scandinavia and countries to the south all feeling the full brunt of economic slowing from the second quarter on. However declines were more limited in France, while the UK and some other European markets even saw rises. Healthy annual gains were reported in the Asia-Pacific area, Latin America and the Middle East throughout the year.

      Net income of the Publicis Worldwide network showed a modest decline from 2001.

      New business booked by the network included the worldwide accounts for Hewlett Packard/Compaq products and solutions (advertising and relationship marketing) and Allied Domecq (Kahlua, Beefeater and Stolichnaya). New local and regional accounts included Hygena, Loewe, Bacardi, PMU and AGF in France; Hotwire, Tower Records, Old National Bankcorp, Curves for Women, Denny's, Sara Lee/Champion and JustMySize, and Ghirardelli Chocolate in the United States; Kia Motors in Canada; Bridgestone/Firestone in Mexico; Prigat and Energy Snacks & Bars in Israel; Kamis and Generali in Poland; Grupo Santander in Portugal; Fumas and Anatel in Brazil; Migros, ICN and Pfister in Switzerland; the Ministry of Traffic in the Netherlands, Vobis Microcomputer and Berliner Sparkasse in Germany; the Army and Ferrero in the UK; the Victoria State Government, Nike and Nescafe in Australia; Uni2 and SaraLee/Sanex in Italy; Turespana, Banesto and Linea Directa in Spain; Nestle (water) in Austria; Nestle/Aquarel in the Czech Republic; Coca-Cola in Korea and New Zealand; Akai in India; and Akbank/Axess in Turkey.

      In FRANCE, where market conditions took a marked turn for the worse from the second quarter on, revenues came to EUR 217 million, showing little change from 2001. The Publicis Conseil Group, benefiting from a healthier cost structure, focused efforts on enhancing its creative offering and winning new clients. It successfully continued the development of its holistic approach to client relations.

      BUSINESS IN THE REST OF EUROPE generated revenues of EUR 337 million, down 14.1% from EUR 393 million in 2001. The most satisfactory performances were in Northern Europe, with advertising business up in the UK and Denmark. In contrast, revenues declined significantly in both Germany and the Netherlands. No sizeable new accounts were won in the Netherlands to offset the end of the European Central Bank's campaign for the launch of the euro. In Germany, Publicis lost accounts with Wal-Mart and Citibank, while overall business suffered from the impact of the economic slump on advertising spend. To the south, recession had a severe impact on our operations in Spain and, to a lesser extent, Italy, although accounts recently booked make for more reassuring prospects in 2003. Greece was an exception, showing relatively healthy growth, as did Croatia and the Czech Republic.

      In the ASIA-PACIFIC REGION, revenues came to EUR 88 million compared with EUR 84 million in 2001, showing a like-for-like rise of 3.6%. A number of regional markets picked up from the first quarter on, making for satisfactory revenue growth in Australia, New Zealand, Korea, the Philippines, India, Thailand and Indonesia. However, business in other countries fell back, particularly for agencies in China and Japan.

      In AFRICA AND THE MIDDLE EAST, revenues came to EUR 32 million, with a like-for-like rise of 9% driven by the performance of Publicis-Graphics in the Middle East and recovery in South African business. Conditions remained difficult in Israel.

      In LATIN AMERICA, revenues amounted to EUR 36 million, showing a 7.3% organic rise. Growth in Mexico, Chile, Colombia and Venezuela offset steep falls in Peru, Argentina and Uruguay. Revenues in Brazil were practically unchanged from the previous year. A major strategic development came in July 2002 with the acquisition of Arredondo/De Haro


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in advertising and design agency Art y Mana, a move that doubled the size of
Publicis business in Mexico.

      In CANADA, Publicis generated revenues of EUR 33 million, showing a 9.5% organic decline from 2001.

      In the UNITED STATES, advertising agencies in the Publicis network --Publicis & Hal Riney, Publicis Evans, Publicis Bloom and Burrell-- generated revenues of EUR 227 million, down 8.4% from EUR 248 million in 2001. The organic decline was a more moderate 3.6%. Most agencies improved revenues in the second half, reporting year-on-year rises. Publicis & Hal Riney suffered a steep fall, due in particular to the loss of the Saturn and First Union/Wachovia accounts. However the recently booked worldwide account for Hewlett-Packard/Compaq products and solutions began to put new life into the agency and turn the trend around towards the end of the year.

2.    SAATCHI & SAATCHI WORLDWIDE

      The Saatchi & Saatchi network generated revenues of EUR 665 million in 2002, showing a 4.6% decline from 2001. However, there was an organic rise of 1.4%. Revenues were up in most regions with the exceptions of Europe and, even more, the Middle East. Revenues fell organically 1.4% in Europe and rose 2.7% in the US, increasing 1.2% in the Asia-Pacific area and 7.4% in Latin America. These good performances were mainly due to increases in business with the network's major clients: Procter & Gamble, General Mills and Toyota. Impetus also came from new worldwide accounts including Pillsbury, KitchenAid and Pampers, as well as others for Europe.

      Saatchi & Saatchi Worldwide's creative flair and commercial drive won recognition with a string of awards during 2002 and at the beginning of this year. It was the most awarded agency at the Cannes Festival and it was named Global Agency Network of the Year by Ad Age and AdWeek, and was ranked first for new international business by Ad Age.

      Net income of the Saatchi & Saatchi network showed a steep rise, particularly in North America and Europe, and profitability goals were achieved only two years after its acquisition.

      New business booked by Saatchi & Saatchi Worldwide in 2002 included in particular: international accounts (excl. US) for General Mills/Pillsbury (Green Giant, Old El Paso, Betty Crocker, etc.) for Chantelle (lingerie), the region of Sicily (Italy) and Bulgari (perfumes); Toyota Avensis in Europe, an account extension in Europe for Tiscali; PayLess Shoes in Latin America; T-Mobile and CPW/Cookie Crisp Cereal in the UK; Dell and Shenzen Telecom in China; SmarTone Mobile in Hong Kong; the Singapore Navy, Petron Corporation in the Philippines; Turner International in Argentina; Visa, Extra supermarkets and ATL Telecom in Brazil; account extension for Verizon in Puerto Rico; Playwin Infraves (on-line lottery) in India; Cadbury chocolates in the United Arab Emirates; Pampers (Asia, North and South America) and Kandoo (Europe) for Procter & Gamble; Toyota Motor Sales (4Runner, Martrix and Corolla), KSL Resorts, KitchenAid and Boost Mobile in the US; Olympus in Australia; Imperio Bonanca (insurance) in Portugal; NEPAD in South Africa.


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      In the UNITED KINGDOM, revenues showed an organic decline of 3.5% to stand at EUR 83 million. The London agency lost the Lloyds TSB, British Army and Telewest accounts during the year and undertook extensive reorganization. Yet it has also showed some renewed pace, recently booking the Royal Bank of Scotland account. Saatchi & Saatchi London was named Agency of the Year at the Cannes Festival, rewarding the creativity of its "Club 18-30" campaign.

      In the REST OF EUROPE, agencies in Germany and Italy reported satisfactory revenue growth despite unfavorable economic conditions, but trends took a turn for the worse in France and Spain after the second quarter. All other agencies in the network faced generally adverse conditions, except in Denmark. Total revenues in the region came to EUR 101 million.

      In NORTH AMERICA, like-for-like revenues were up 2.7%, totaling EUR 321 million. Business performances improved markedly in the course of the year due to increased inflows from Procter & Gamble, Toyota/Lexus and General Mills, as well as the first benefits of new accounts with Pillsbury and KitchenAid. Declines in the revenues of Rowland, hit by a fall in business with DuPont, were offset by good performances from New York and Los Angeles agencies, TeamOne, and Conill Advertising, the Hispanic agency. In contrast, Klemtner, specializing in healthcare communications, reported a decline in revenues as pharmaceutical companies cut advertising and new product launches fell off.

      In LATIN AMERICA, Saatchi & Saatchi reported an overall organic rise of 7.4%, with revenues of EUR 41 million reflecting a good performance from the Puerto Rico agency. However, business in Brazil and Mexico fell off. US-based hispanic agency Conill tied up with Nazca in South America to consolidate positions across Latin American communities.

      In THE ASIA-PACIFIC REGION, organic growth remained satisfactory at 1.2% and revenues for the year came to EUR 94 million. Good results from agencies in China, Taiwan, Thailand, Malaysia and India offset falls in Singapore, Australia and New Zealand. Revenues in the last two countries suffered from the loss of several accounts at the end of 2001: NRMA in Australia, and Westpac and Lion Nathan in New Zealand.

      In the MIDDLE EAST, good performances in Egypt and Saudi Arabia failed to offset a decline in the business of Saatchi & Saatchi Dubai.

3.    LEO BURNETT WORLDWIDE

      The Leo Burnett network, part of the Bcom3 group, came into the Publicis fold on September 24, 2002. Revenues for 2002 came to EUR 748 million, showing an organic decline of 5.6%. Like other businesses in North America, Leo Burnett reported a marked improvement at the end of the year. During the year, the network reinforced ties to existing clients and won a significant number of new accounts. These included Lexmark, EarthLink, Gap and Beck's in the US, Visa International in South America, and the worldwide brand strategy account for Morgan Stanley. The main account lost during the year was USPS in the US.


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4.    D'ARCY WORLDWIDE

      A unit of Bcom3, the D'Arcy network was also consolidated from September 24, 2002. However, it was decided to redistribute its accounts and staff units across the Publicis group's three main networks. With the support of a large majority of the clients concerned, this process got under way in October 2002 and should be completed in the first half of 2003. Based on information available at the end of February, everything has gone smoothly to plan, with no significant loss of clients or key staff. 44% of D'Arcy's business, made up of the Detroit agency and a large part of its European operations, has been transferred to Leo Burnett. Most other US business has been allocated to Publicis Worldwide (22%), as well as agencies in the Asia-Pacific area and Latin America. In the meantime, Saatchi & Saatchi reinforced its positions with clients such as Procter & Gamble and General Mills. Some other accounts and staff are joining other units including Kaplan Thaler and CRM/direct marketing specialist ARC Marketing. D'Arcy's 2002 revenues came to EUR 446 million, showing an organic decline of 10.5% largely due to the loss of Mars, Pampers and Burger King accounts.

5. FALLON WORLDWIDE

      Fallon Worldwide revenues for 2002 came to EUR 88 million, showing an organic decline of 12.8% on the previous year. Fallon US continued to bear the full brunt of the US recession, which has dealt a severe blow to many of its clients in sectors including tourism, transport, financial services and information technology (United, Citibank, Holiday Inn and EDS). It also lost accounts for Long John Silver, Timex and Nikon. In contrast, Fallon London continued to expand rapidly. At the end of June, Fallon, in tandem with Publicis, won the worldwide account for the Nestle/Purina brand and a number of other pet food brands in the same division. In early November, Fallon London won the Sony account for Europe, which had recently been put out for review. These successes, as well as other new accounts including Speedo worldwide, Noble House, Bibendum, and SCA Velvet in the UK and SoBe, Guidant, and Dyson in the US, should put the network on a more favorable track in coming months.

6.    OTHER ADVERTISING AGENCIES

      Other main agencies within the scope of consolidation are Beacon Communications in Japan, Kaplan Thaler Group in the US and multicultural agency Pangea Group, also in the US.

MEDIA BUYING AND CONSULTANCY

1.    ZENITHOPTIMEDIA

      Set up in October 2001 with Publicis Groupe SA holding 75% and Cordiant the remaining 25%, ZenithOptimedia has been consolidated since October 1, 2001. Apart from Bcom3, this represents the main change in the scope of consolidation for 2002. Revenues for 2002 came to EUR 235 million showing an organic rise of 4.2%.

      Units of Zenith Media and Optimedia have been brought together on all major markets except Spain and the US, where this was not possible due to client relationship issues. Administrative and research resources have been pooled in the interest of efficiency.


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      Trends in new business remained firm in 2002. New accounts included Nestle in Germany, AstraZeneca/Crestor, Schering Plough/Claritin OTC, Allied Domecq and General Mills/Pillsbury (media planning) in the US; Toyota in France; and
British Airways (media planning) and Hewlett Packard/Compaq worldwide. Main accounts lost were British Telecom, ExxonMobil and Columbia TriStar. Other gains were MBNA Credit Card in Europe; an extension with Georgia Pacific, HSBC, Curves for Women and Hermes in the US; Pillsbury, Kia Motors and General Mills in Canada; Gap; Central Office of Information/Inland Revenue, Central Office of Information/Works and Pensions, and Allied Domecq/Malibu as well as an extension to Woolworth's account in the United Kingdom; National Bank/MLC and Pfizer in Australia; Gap and Sagem in France, LAE (lottery) in Spain; SCV/StarHub and Zuji.com in Singapore; McDonald's, Chun Lan, China Mobile, YiBai Pharmaceutical and Lexus in China; an extension of Nestle account in the Philippines; Benja Cereal in Thailand; Weichuan Foods in Taiwan; Kotsovolos in Greece; Co-op in Norway; L'Oreal and Pfizer in Mexico; Vestel Group in Turkey; Cussons in Poland.

      Optimedia entities operating France, Spain, the Netherlands, the US and, to a lesser extent, the UK, recorded healthy rises in revenues, reflecting accounts won in 2001 and early 2002 as well as increased business flows with existing clients. German business picked up in the third quarter, largely due to a rise in spending by one major client.

      Zenith Media reported satisfactory revenue growth in the US and the UK, with new accounts booked in 2001 (including General Mills, Schering Plough and AstraZeneca) and in early 2002. Other European operations of Zenith Media suffered an overall decline in revenues, in particular due to the loss of the Procter & Gamble account for some countries in 2001.

2.    STARCOM MEDIA VEST GROUP

      Consolidated together with Bcom3 from September 24, 2002, Starcom MediaVest reported revenues of EUR 483 million in 2002, with organic growth at 10.5%. This vigorous rise reflected reinforcement of business with major clients (including Procter & Gamble, General Motors, Disney and Kellogg's) as well as persistently strong inflows of new business. New accounts included Sun Microsystems, EarthLink, Toys R Us, Storage Tek and Heineken in the US, Bellsouth in Latin America, Sony in Australia, and Honda Motors and British Telecom in Europe. The most significant loss was the Burger King account.

MEDIA SALES - MEDIAS & REGIES EUROPE

      Billings of MEDIAS & REGIES EUROPE, totaled EUR 507 million in 2002, showing a decline of 8.9%. Revenues were down 3.9% from EUR 132 million to EUR 127 million, with the organic decline at 2.8%.

      From the first quarter on, Medias & Regies Europe suffered a severe blow from cuts in spending by a number of French advertisers. While revenues firmed a little in the second quarter, with June a particularly good month, they fell back sharply in the third quarter, when press and outdoor advertising were particularly hard hit. Trends in the closing months were steadier. Over the year as a whole, the most resilient sectors were radio, outdoor advertising and cinemas. Metrobus subsidiaries SMA and SPP were consolidated for the first time in 2002.


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      Billings for PRESS ADVERTISING declined 7.7% to EUR 173 million, while revenues were down 8.1% to EUR 32 million. Magazines tended to hold up better than dailies, which suffered from declines in classified advertising. However, Le Monde benefited from its top ranking and did better than rivals.

      In OUTDOOR ADVERTISING, billings slipped 3.7% to EUR 185 million, but revenues were up 3.8% to EUR 67 million:

     o The Metrobus Group, suffering from the fall in advertising budgets, reported a 16% decline in like-for-like revenues, with the total for the year at EUR 34 million. The fall was particularly steep in Spain, where Publisistemas lost its contract as advertising representative for the Madrid subway at the end of 2001. Subsidiary Sodex also suffered a steep fall;

     o The Publex/JC Decaux Nederland Group, operating in the Netherlands, increased billings and achieved a 6.7% rise in revenues to EUR 33 million. This reflected high utilization rates for its space, rewarding aggressive sales.

      RADIO suffered from the general downturn in advertising markets, but Regie 1, representing the Europe 1 AM station in France, held up well. The combined billings of the company and Intervoz in Portugal came to EUR 94 million, while revenues of EUR 15.4 million showed a decline of 26.7% from 2001.

      CINEMA ADVERTISING representation through Mediavision reported a 4.2% rise in billings to EUR 51 million. Business was hard hit by the slump in the advertising market as well as difficulties with international expansion, but benefited from the successful opening of a large number of multi-screen cinemas in France. International representation contracts are currently being renegotiated and strategy for expansion outside France is being reviewed.

      Revenues amounted to EUR 11 million, showing little change from 2001 at constant scope of consolidation.

      Interactive activities, now limited to press advertising representation managed by Media & Regies Europe, did not cause any significant losses.

SPECIALIZED AGENCIES AND MARKETING SERVICES

1.    CORPORATE COMMUNICATIONS

      PUBLICIS CONSULTANTS reported revenues of EUR 57 million in 2002, a year marked by general contraction in demand for communications consultancy and PR services. In the first half, Publicis Consultants made two major acquisitions, one a majority interest in Johnston & Associates, a lobbying specialist based in Washington, and the other Van Sluis Consultants, a Dutch public relations and design agency.

      MANNING SELVAGE & LEE, which joined the Group with Bcom3, reported revenues of EUR 93 million in 2002, suffering an organic decline of approximately 8% amid particularly testing conditions in the US. During the year, MS&L made three major acquisitions --Haas


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MS&L in the US, Chiappe Revello in Italy and Andreoli MS&L in Brazil (Sao
Paulo)-- and extended its networks of partnerships in a number of major cites.

2.    INTERACTIVE COMMUNICATIONS

      The group's interactive businesses are mainly integrated into the operations of the Publicis Worldwide network described in the relevant section. In September 2002, they expanded with the addition of several Bcom3 entities, in particular Semaphore Partners, which reported revenues of EUR 21 million for the year.

3.    RELATIONSHIP MARKETING

      FRANKEL in the US continued to face testing conditions as a number of major clients pruned budgets heavily, a situation worsened by the loss of the Frito Lay account at the end of 2001 and then the US Postal Services account in 2002. Revenues in 2002 came to EUR 77 million, showing an organic decline of 14.6% from 2001.

      THE TRIANGLE GROUP in the UK reported revenues of EUR 20 million in 2002, with organic growth from 2001 reaching 8.6%.

      The marketing services subsidiaries PUBLICIS DIALOG, are included in the Publicis Worldwide network and ILEO is part of Leo Burnett network. In 2002, the ARC Marketing network was still part of the D'Arcy advertising network.

4.    HEALTHCARE COMMUNICATIONS

      The absence of significant growth in the US market for healthcare communications reflects a reduction in the number of new products approvals granted by the FDA as well as increasingly tight official scrutiny of communications from pharmaceutical firms. Competition among agencies in the sector has also stiffened. Against this backdrop, NELSON'S revenues for 2002 showed an organic decline of nearly 10% to stand at EUR 126 million. This reflected the combined effects of spending cuts by some clients, termination of some contracts, declines in outsourced sales force business and the absence of public relations revenues which continued to make a contribution in the first half of 2001. Medical marketing business showed a modest decline on a year. All told, Nelson's net income for the year fell sharply. Reorganization of healthcare communications business and the upcoming launch of Publicis Healthcare Group should provide a basis for Nelson to make a fresh start in 2003. Operations will be clearly focused on its strong points and will better match the demands of the US market.

      MEDICUS GROUP, which joined Publicis along with Bcom3 in September 2002, generated revenues of EUR 83 million for the year, showing an organic decline of approximately 8%. This is essentially attributable to deteriorating performances in Japan and Australia, not fully offset by new accounts and improvements in Europe and North America.

OTHER BUSINESS

      The PUBLICIS DRUGSTORE in Paris closed at the end of December 2001 for extensive refurbishing expected to last 18 months. The new concept, developed by well-known architect


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Michael Saee, should restore the site's standing as a unique, avant-garde venue, as it was in its early years.

STATEMENT OF INCOME

      Consolidated group revenues for the year to December 31, 2002 rose 20.2% to total EUR 2,926 million. The increase was attributable to consolidation of Bcom3 over a quarter plus five days, as well as some other changes in the scope of consolidation, in particular inclusion of Zenith Media. Exchange rates had a negative impact, trimming EUR 77 million off the total, mainly because of the euro's steep rise against the dollar. Revenues showed an organic decline of 3.9%. The revenues of Publicis alone came to EUR 2,366 million, a decline of 2.8% or 3.4% like for like, while the contribution of Bcom3 to consolidated revenues was EUR 559 million.

      Payroll expense edged up from 56% of revenues in 2001 to 56.7% in 2002, reflecting the disparity with the former Bcom3 group. Other operating expense was down from 27.2% of revenues in 2001 to 25.8% in 2002, a steep decline reflecting major savings achieved through streamlining of organization during the year.

      Amortization and depreciation amounted to EUR 104 million compared with EUR 84 million in 2001.

      Operating income was up 25.4% from EUR 342 million to EUR 429 million.

      Operating income before depreciation and amortization represented 18.2% of revenues and operating income 14.7% of revenues compared with 17.5% and 14.1%, respectively, in 2001. This rise should be considered with caution, since the contribution of Bcom3 was only in the final quarter, traditionally the most profitable period of the year. For Publicis alone, operating income before depreciation and amortization represented 17.3% of revenues and operating income 13.8%, in line with management expectations.

      Net Interest expense eased from EUR 30 million to EUR 28 million, a decline relating to falls in interest rates and the positive effects of refinancing with convertible and exchangeable bonds carrying low coupons. However benefits were in large part offset by the impact of bonds with attached equity warrants issued to finance the Bcom3 acquisition.

      Exceptional items, principally costs relating to the closure of unprofitable agencies in several countries, represented a net charge of EUR 3 million compared with a charge of EUR 8 million in 2001.

      The effective tax rate came to 33.1%, showing a modest rise that reflects the high 39.5% rate charged on Bcom3. The rate applicable to Publicis alone was 30.9%.

      Interests in the income of affiliates accounted for by the equity method dropped from EUR 9 million to EUR 3 million as a result of the full consolidation of Zenith Media following its tie-up with Optimedia. For the same reason, minority interests in earnings rose from EUR 19 million in 2001 to EUR 29 million in 2002.


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      Amortization of goodwill on acquisitions amounted to EUR 93 million compared with EUR 65 million in 2001. The rise reflects the impact of acquisitions that included a number of specialized agencies and marketing service businesses, as well as an additional 25% interest in Zenith Media and, most importantly, Bcom3 in the final quarter.

      Consolidated net income excluding minorities amounted to EUR 237 million before amortization of goodwill, a rise of 10% from EUR 215 million in 2001. After amortization of goodwill, net income excluding minorities was EUR 147 million, showing a decline of 2.6% from 2001.

      Net earnings per share came to EUR 1.63 before amortization of goodwill, showing a rise of 5.2% from 2001. Diluted net earnings per share came to EUR
1.51 before amortization of goodwill, a decline of 2.6% from 2001. Net earnings per share (after amortization of goodwill) came to EUR 0.99 in 2002, a decline of 9.2% from 2001 level, EUR 1.09. Diluted net earnings per share (after amortization of goodwill) showed a decline of 10.2% from EUR 1.08 in 2001 to EUR
0.97 in 2002.

BALANCE SHEET & DEBT

      Consolidated shareholders' equity rose from EUR 372 million at December 31, 2001 to EUR 1,601 million at December 31, 2002. This amount includes EUR 1,501 million in shareholders' equity (excluding minorities), (includes EUR 495 million in bonds redeemable in new or existing shares issued in connection with the Bcom3 transaction) and EUR 100 million in minority interests. The group's net financial debt at December 31, 2001 amounted to EUR 465 million, comprising EUR 270 million in ordinary net debt and EUR 195 million in CVR commitments. At December 31, 2002, it showed a significant rise to EUR 1,330 million, mainly as a result of the issue of bonds with attached equity warrants in connection with the Bcom3 transaction. Net financial debt thus represented 83% of consolidated shareholders' equity.

      Goodwill on acquisitions rose from EUR 993 million at December 31, 2001 to EUR 3,028 million at December 31, 2002, reflecting the addition of EUR 2,134 million relating to Bcom3. Net intangible assets rose from EUR 199 million at December 31, 2001 to EUR 879 million at December 31, 2002, again as a result of the Bcom3 transaction. In addition, the Bcom3 transaction led to the establishment of a provision for contingencies and future costs. This is to cover costs relating to the integration program announced in October (which involves closure of Bcom3 headquarters, merger of D'Arcy business and the creation of shared resources, among other things) of EUR 214 million, EUR 57 million for mark to market adjustments of leases, as well as EUR 241 million for the termination of leases as part of a program to rationalize use of business premises.

      Cash flow from operations came to EUR 393 million in 2002, a rise of 51.7% from EUR 259 million, which naturally reflects consolidation of Bcom3. Changes in working capital requirement resulted in an inflow of EUR 183 million following outflows in the two previous years. This reflected both the efforts to improve working capital requirement initiated in 2001 and a strong inflow at Bcom3 in the final quarter.


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      At the beginning of May 2002, the Group paid EUR 196 million to holders of
Publicis CVRs in fulfillment of undertakings given to former Saatchi & Saatchi shareholders in 2000. Net acquisitions of fixed assets amounted to EUR 64 million in 2002 and equity acquisitions after deduction of divestment proceeds to EUR 75 million, reflecting the highly selective policies applied during the year.

      By decision of the Management Board dated July 8, 2000, own shares held by the Group are now treated differently. Previously held solely for the purpose of employee stock-option plans, and for this reason booked as marketable securities, they will in future be available for a variety of purposes such as the conversion of bonds convertible into new shares or exchangeable for existing shares, the redemption of bonds redeemable in existing or new shares, or the exercise of equity warrant attached to bonds issues in connection with the Bcom3 transaction. In view of this, purchase of own shares are considered as investments. Group expenditure on purchases of own shares amounted to EUR 180 million in 2002.

PUBLICIS GROUPE SA (PARENT COMPANY)

      Operating revenues of parent company Publicis Groupe SA, made up exclusively of real-estate rents and management fees, amounted to EUR 11 million in 2002 compared with EUR 11.4 million in 2001.

      Financial revenues rose from EUR 68 million to EUR 93.4 million, an amount consisting of EUR 56.7 million in revenues on investments in subsidiaries and EUR 25.3 million in other interest, in particular that generated by the temporary placement of the EUR 690 million received for the Publicis issue of bonds convertible into new shares or exchangeable for existing shares.

      After deduction of EUR 30.3 million in operating expense and EUR 86 million in interest and other financial expense, and the addition of EUR 1.6 million for its equity in the earnings of partnership companies, the company showed a pre-tax profit on ordinary business amounting to EUR 8.4 million, compared with EUR 23.4 million in 2001. This reflects a highly exceptional provision of EUR 38.4 million for the decline in value of Publicis own shares held by the company to allow for the difference between the historical cost of EUR 24.88 per share and the market price of EUR 21.73 at December 31, 2002, amortization of the premium on bonds convertible into new shares or exchangeable for existing shares in an amount of EUR 11.5 million, and provisions for foreign exchange losses.

      Overall, Publicis Groupe SA, the Group's parent company reported a net loss of EUR 926 million for 2002, compared with a loss of EUR 469 million in 2001. This high loss is due to exceptional items representing a net charge of EUR 934 million. Changes in the legal structure of the group whereby the interest in Saatchi & Saatchi Ltd held by Publicis Groupe SA was transferred in full to Publicis Worldwide BV resulted in the recognition of a capital loss amounting to EUR 757 million, partly offset by the recovery of a provision amounting to EUR 496 million established in 2001, thus leaving a net charge of EUR 261 million. The other exceptional charges include a provision of EUR 553 million to reflect the decline in the value of Bcom3 shares compared with its book value and a provision of EUR 120 million for Publicis USA Holdings shares to reflect the decline in the value of some of its investments in subsidiaries.


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LEGAL AND FINANCIAL DISCLOSURES

ACQUISITIONS OF EQUITY INTERESTS IN COMPANIES HEADQUARTERED IN FRANCE

      As provided under article L. 233-6 of the French Commercial Code, we inform you of the acquisition of a 98.62% interest in the equity of SFPP Holdings, a societe en nom collectif established by Publicis Groupe SA in association with D'Arcy Massius Benton & Bowles on December 20, 2002.

CAPITAL INCREASE OF PUBLICIS GROUPE SA

      Pursuant to the Seventeenth Resolution adopted the Combined Ordinary and Extraordinary General Meeting of June 18, 2002, a capital increase in cash amounting to EUR 22,500,000 was effected by the issue, with preferred subscription rights of existing shareholders waived, of 56,250,000 shares for the benefit of Philadelphia Merger LLC. The shares, which have a nominal value of EUR 0.40 each, were issued at EUR 30.50, setting the issue premium at EUR
30.10 each. All the new shares were fully paid up and subscribed by Philadelphia Merger LLC on September 24, 2002.

DISTRIBUTION OF DIVIDENDS

      After the 10% increase in dividend approved last year, we propose an increase of 9% in the dividend per share. This is in keeping with our commitment to raise the portion of profits distributed as dividends by stages. However, in view of the EUR 926,173,247 loss recorded in the 2002 financial year, the total amount of dividends will be drawn from issue and merger premiums. The total to be paid out on this basis is EUR 46,848,511, compared with EUR 29,422,978 in the previous year.

      We thus propose to charge the net loss of EUR 926,173,247 for the year to issue and merger premiums of EUR 3,538,873,409 setting the distributable balance under "issue and merger premiums" at EUR 2,612,700,162 which we propose that you allocate to dividends on shares in an amount of (EUR 0.24 x 195,296,325 shares) EUR 46,871,118.

      This allocation is conditional on approval of the tenth resolution concerning the merger of Somarel, MLMS 2 and MLMS into Publicis Groupe SA. As provided under paragraph 4, article L 225-210 of the French Commercial Code, the dividends payable on shares held by the company itself at the date of payment will be deducted from the amount distributed out of issue and merger premiums.

      If you approve the proposed allocation, the net dividend will be EUR 0.24 per share with nominal value of EUR 0.40, to which may be added a tax credit (avoir fiscal) of EUR 0.12 per share. The dividend should then be paid from July 3, 2003.

      In compliance with article L. 223-16 of the French Commercial Code, we remind you that dividends paid for the past three previous financial years were as follows (the amount indicated for 1999 being prior to the ten-for-one split effected on September 7, 2000):


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1999 financial year: EUR 1.70 per share
(par value FRF 25), tax credit EUR 0.85;
2000 financial year: EUR 0.20 per share
(par value EUR 0.40), tax credit EUR 0.10;
2001 financial year: EUR 0.22 per share
(par value EUR 0.40), tax credit EUR 0.11.

OWNERSHIP

      In compliance with the provisions of article L. 233-13 of the French Commercial Code, we inform you that shareholders owning more than 3% of the company's capital at December 31, 2002 were Societe Anonyme SOMAREL (15.79%), Ms. Elisabeth Badinter (3.96%) Publicis Groupe S.A. (6.52% in treasury stock) and Dentsu Inc. (18.11%, including 14.63% in full equitable and legal ownership). We remind you that Dentsu has undertaken to limit its voting rights to 15% and that Ms. Elisabeth Badinter and Dentsu have entered into shareholders' agreement with a duration of 12 years.

EMPLOYEE SHARE OWNERSHIP

      Shares held by employees through company savings plans and as defined under article 225-102 of the French Commercial Code did not represent a significant interest at December 31, 2002.

      It should be noted that following the merger process to be submitted for the approval of the Combined Ordinary and Extraordinary General Meeting of May 15, 2003, the SOMAREL FCPE (company investment fund), which is invested in 117,353 SOMAREL shares, will hold 1,173,530 Publicis shares. Publicis Groupe SA employees will then hold 0.6% of equity.

SOCIAL RESPONSIBILITY INFORMATION PROVIDED PURSUANT TO PARAGRAPH 4, ARTICLE
L. 225-102 OF THE FRENCH COMMERCIAL CODE

      The Publicis group has always required all employees to comply with the law and regulations of the country they work in. The Group aims for sustainable growth, building a vision that allows for continued development in a horizon beyond short-term economic visibility.

      As a result it is attentive to social responsibilities and the principles of good corporate governance as a basis for the sustainability of its business development.

      Finally, the sector the group operates in does not represent any risk to the environment and there is no need to set up a committee for this purpose.

SAATCHI & SAATCHI SHARE SWAP OFFER

      As part of the swap offer for Saatchi & Saatchi shares and more specifically under the authorization granted to the Management Board by the Third and Fourth Resolutions approved by the General Meetings held on August 29, 2000, June 14, 2001 and June 18, 2002, the Management Board had, as consideration for Saatchi & Saatchi shares presented for exchange, issued a total of 45,380,419 new Publicis Groupe S.A. shares and 45,349,849 contingent value rights (CVRs) at December 31, 2002. This figure includes shares issued after the acquisition in connection with options exercised under Saatchi & Saatchi stock option plans. The contingent value rights, valid for a period of 18 months from issue, expired on March 7, 2002.

      On March 1, 2003, Saatchi & Saatchi option holders that had exercised their options received, as consideration for the Saatchi & Saatchi shares contributed to the offer, 4,143,529 Publicis Groupe S.A. shares.

      The Management Board confirms what it stated to the Meeting of June 14, 2001, namely that it has not granted any options for the subscription of new Publicis Groupe S.A. shares or the purchase of existing Publicis Groupe S.A. shares as an inducement for the holders of Saatchi & Saatchi options to forego their entitlements. The right of holders to exercise these options has thus been maintained as previously stated.

STOCK OPTIONS

      As a result of the merger of Publicis Communication into Publicis Groupe S.A. on December 11, 1998, 62,397 stock options previously issued and allocated by Publicis Communication were recovered by Publicis Groupe S.A. and converted into 935,970 options for the subscription of Publicis Groupe S.A. shares with a par value of EUR 0.40.

      The Extraordinary General Shareholders' Meeting of August 29, 2000 authorized your Management Board to issue, on one or several occasions, options entitling holders to purchase or subscribe existing shares of the company within the limits provided by law.

      Beneficiaries are entitled to exercise this option to purchase or subscribe to shares during a period of ten years.

      As part of the authorization granted under the Seventh Resolution approved by the Extraordinary General Meeting of August 29, 2000, the Management Board granted in fiscal 2002 a total of 329,600 options for the purchase of Publicis Groupe SA shares.

      During the year, 45,590 stock options were exercised.

      At December 31, 2002, a total of 4,322,785 options for the subscription or purchase of shares with a par value of EUR 0.40 each remained outstanding.

TREASURY STOCK

      In 2002, Publicis Groupe S.A. acquired a number of its own shares, in particular under the authorization granted by the General Meeting of June 18, 2002. This was the object of an information notice filed with the Commission des Operations de Bourse on May 31, 2002 under the number 02-659.

      A total of 8,225,213 Publicis Groupe S.A. shares were acquired during the year at an average price of EUR 22.14 each.

      At December 31, 2001, the company held 12,790,600 own shares with a par value EUR 0.40 each, representing 6.52% of Publicis Groupe S.A. capital stock. These were acquired for total net cost of EUR 277,929,738 including a provision of EUR 40,295,998 for decline in value.

      The authorization granted on June 18, 2002 is valid for a period of 18 months ending December 17, 2003 and sets the upper limit on purchases, including shares already acquired, at 10% of capital stock. The Management Board is authorized to amend the terms in the event of changes in related legislation. The purposes of these purchases will be, by declining priority:

     o allotment to company employees to comply with profit-sharing obligations, on exercise of options or within the framework of a share ownership or employee savings program;

     o    market intervention to steady the share price;

     o transfer of shares by any means, in particular for the purposes of acquiring equity or assets of other countries, of converting bonds or allowing exercise of other securities providing access to the company's equity;

     o    holding on company books;

     o    cancellation to reduce capital an optimize earnings per share.

ISSUE OF NEW SHARES AND OTHER SECURITIES

ISSUE OF NEWS SHARES AND BONDS CONVERTIBLE INTO NEW SHARES AND/EXCHANGEABLE FOR EXISTING COMPANY SHARES

      Under its Seventh and Eighth Resolutions, the General Meeting of January 9, 2002 empowered the Management Board to increase, on one or several occasions, capital by a nominal amount of at most EUR 40,000,000, through the issue, with preferred subscription rights waived, of new shares and debt securities entitling holders to the allotment of shares, by conversion, exchange, redemption, presentation of warrant or any other means, whether at prescribed dates or at any time, up to a maximum nominal amount of EUR 800,000,000.

      In January 2002, the Management Board made a EUR 690,000,000 issue of bonds convertible into new shares or exchangeable for existing shares. This issue, maturing in 16 years, is made up of 17,624,521 bonds issued at their par value of EUR 39.15 each and bearing interest at 1% a year. These bonds will be fully redeemed at the maturity date of January 18,2018 in an amount representing 134.59% of par.

      Under its Thirteenth and Fourteenth Resolutions, the General Meeting of June 18, 2002 empowered the Management to increase, on one or several occasions, capital by a nominal amount of at most EUR 40,000,000, through the issue, with preferred subscription rights waived, of new shares and debt securities entitling holders to the allotment of shares, by conversion, exchange, redemption, presentation of warrant or any other means, whether at prescribed dates or at any time, up to a maximum nominal amount of EUR 900,000,000. The Management Board made no use of these authorizations in 2002.

ISSUE OF BONDS WITH ATTACHED EQUITY WARRANTS AND BONDS REDEEMABLE IN NEW OR EXISTING SHARES

      These issues were made in accordance with business and in financial terms and conditions set forth in the information note filed with the Commission des Operations de Bourse on May 16, 2002 and approved by the General Meeting of Publicis Groupe SA shareholders of June 18, 2002 under its Nineteenth and Twentieth Resolutions.

      As empowered by the same General Meeting the Management Board and its Chairman finalized the issue contracts for the bonds with attached equity warrants and bonds redeemable in new or existing shares.

      Publicis Groupe SA has applied for listing of these bonds with Euronext.

CORPORATE GOVERNANCE

      Your Company is governed by a Management Board "Directoire" and a Supervisory Board "Conseil de Surveillance". The rules recommended in the Bouton Report on corporate governance are designed for companies governed by a Board of Directors. The report recommends that these rules, particularly as regards the independence of Directors, should be adapted in the case of companies with a Supervisory Board.

      The Supervisory Board of Publicis Groupe SA will determine appropriate criteria of independence in the course of 2003 and review, on the basis of these criteria, the position of each of its members, including those belonging to the Audit Committee and the Appointments and Compensation Committee.

      These two committees were established in 2000.

      The Appointments and Compensation Committee is made up of Ms. Elisabeth Badinter, Chair, Mr. Henri Calixte Suaudeau and Mr. Gerard Pedraglio. Its principal duties are to propose the appointment and compensation of the corporate officers of the company and its main subsidiaries and to review general policies on compensation and the allocation of stock options. The committee met three times in 2002, with all members in attendance. It considered the terms of compensation, fixed and variable, received by the Group's senior managers. In general, the variable portion of compensation is dependent on the results of the entity concerned; in some cases, it may also include a portion dependent on the achievement of individual targets. It is thus calculated and paid in the year following the year it pertains to. The Committee examined and approved proposed allocations of stock options; all options granted in 2002 were for the purchase of existing shares and issued without a discount. It also approved renewals of terms of office and new appointments to the Supervisory Board and Management Board. The Committee's internal regulations are in the course of preparation.

      The Audit Committee, made up in 2002 of Mr. Gerard Worms, Chairman, Mr. Simon Badinter and Mr. Jean-Paul Morin, is responsible for supervising the organization and conduct of audits to ensure the accuracy and fairness of financial statements, the efficiency and effectiveness of financial procedures, and the implementation of recommendations made by external auditors. It approves budgets for the Group's external audit. This committee met four times in 2002, with all members in attendance, observing in particular that accounting and consolidation staff had been able to deal with the integration of Bcom3 in a satisfactory manner. At each of its meetings, the Committee received all appropriate information from the finance department and statutory auditors.

      On March 6, 2003, the Committee examined proposed financial statements for 2002, hearing the Statutory Auditors, Finance Director and head of internal audits with no members of management present.

      The Committee's internal regulations are in the course of preparation.

FEES TO SUPERVISORY BOARD MEMBERS

      We propose that fees paid to members of the Supervisory Board in 2002 be set at EUR 2,500 for each meeting attended and that the same fee be paid to members of the Audit Committee for each meeting attended.

INFORMATION CONCERNING CORPORATE OFFICERS

      As provided under article L 225-102-1 of the French Commercial Code, we set out below the total compensation, including benefits of all kinds, received by corporate officers, both from the company and companies controlled by the company within the meaning of Article 233-16 of the Commercial Code.

      Where compensation includes both a fixed and variable component, the fixed component is indicated separately.

COMPENSATION (IN EUROS) PAID DURING THE FISCAL YEAR
-------------------------------------------------------------------------------
(gross amount before deduction of social and tax charges)

                                         Total gross          including a
                                        compensation          fixed portion
                                                              of
Members of the Management Board
   Maurice Levy                            1,795,300              480,000
   Bruno Desbarats-Bollet                    316,344              181,973
   Roger Haupt                            638,406(1)              252,137(1)
   Kevin Roberts                           2,334,524            1,109,403
   Bertrand Siguier                          326,737              188,737
Members of the Supervisory Board
   Elisabeth Badinter                        193,102              193,102
   Sophie Dulac                                7,622                7,622
   Robert Badinter                             7,622                7,622
   Michel David-Weill                          7,622                7,622
   Henri-Calixte Suaudeau                    136,389              136,389
   Monique Bercault                            7,622                7,622
   Helene Ploix                                7,622                7,622
   Gerard Worms                               10,163               10,163
   Amaury-Daniel de Seze                       7,622                7,622
   Simon Badinter                            285,497              212,085
   Michel Cicurel                              7,622                7,622
   Robert L. Seelert                         447,466              362,005
   Felix George Rohatyn                        7,622                7,622
   Yutaka Narita                                   -                    -
   Fumio Oshima                                    -                    -
---------------

(1) reconstituted compensation for one quarter (starting from the date of Bcom3 acquisition through 31 December 2002) based on Roger Haupt's annual compensation.

SHARE SUBSCRIPTION OR PURCHASE OPTIONS

Publicis Groupe        Number       Type         Price     Maturity    Plan
SA share subscription  of           of           (in
and purchase options   options      option       euors)
granted to each        granted/
Management Board       subscribed
and Supervisory        or
Board member and       purchased
options exercised by
the latter

Maurice Levy           220,000     Acquisition    29.79      2012   15th tranche
Bertrand Siguier        15,000     Acquisition    29.79      2012   13th tranche

-------------------------------------------------------------------------------

LIST OF MANDATES AND FUNCTIONS IN ANY COMPANY HELD BY MEMBERS OF THE MANAGEMENT BOARD AND OF THE SUPERVISORY BOARD DURING THE YEAR

MANAGEMENT BOARD:

MAURICE LEVY:

Chairman & CEO - appointed November 27, 1987, resident at 240 bis, boulevard Saint-Germain, Paris (75007), France

- Chairman & CEO                    Publicis Conseil SA (France)
- Chairman of the Board             MLMS SA (France)
- Chairman                          Publicis.Net, Inc. (USA)
                                    Publicis USA Holdings Inc. (USA)
                                    D'Arcy Masius Benton & Bowles,
                                    Inc.
- Vice-Chairman of the Supervisory  Medias et Regies Europe SA
  Board
- Member of the Board               ZenithOptimedia Group Limited
                                   (UK)
                                    Saatchi & Saatchi Limited (UK)
                                    Optimedia Holdings Limited (UK)
                                    Zenith Optimedia Group Limited
                                      (UK)
                                    Multi Market Services Limited
                                      (UK)
                                    Zenith Optimedia Group Limited
                                    (UK)
                                    Philadelphia Merger Corp (USA)
                                    U.S. International Holding
                                    Compagny Inc (USA)
                                    Publicis.Eureka (Singapore)
                                    Publicis.Romero (Mexico)
                                    Publicis Communication (South
                                     Africa)
                                    Publicis Johannesburg (South
                                    Africa)
                                    Publicis Cape Town (South Africa)
                                    Publicis.Argentina (Argentina)
                                    Publicis Communications
                                    (Australia)
                                    Publicis Communications (New
                                    Zealand) Publicis Canada Inc (Canada)
                                    Publicis.Unitros (Chile) Publicis.Welcomm
                                    (South Korea) Publicis.Ariely (Israel)
                                    Publicis USA Holdings (USA) Fallon Worldwide
                                    (USA) Frankel (USA) Publicis & Hal Riney
                                    (USA) Publicis.Wet Desert (Malaysia)
                                    Publicis.Pakistan (Pakistan)
                                    Publicis.Ad-Link (China) Publicis Casadevall
                                    Pedreno (Spain) Publicis MMS (UK)
- Director                          Cereol SA (France)

- Gerant                            MLMS Gestion SARL (France)
- Permanent representative of       Publicis Technology SA (France)
  Publicis Groupe SA
- Permanent representative of MLMS  MLMS 2 SCPA (France)
  Gestion

-------------------------------------------------------------------------------

BRUNO DESBARATS-BOLLET:

appointed November 27, 1987
resident at 7 rue de la Fontaine, Bailly (78870), France

- Chairman & CEO of the Management  Medias et Regies Europe SA Board (France)
- Member of the Supervisory Board   MLMS2 SCPA (France)
                                    J.C. Decaux Nederland (Pays-Bas)
- Director                          MLMS SA (France)
                                    S.O.P.A.C.T. SA (France)
- Member of the Management          Le Monde 2 Publicite SAS (France)
  Committee                         Le Monde Publicite SA (France)
                                    1-Regie.com SAS (France)
- Gerant                            Regie 1 SCS (France)
                                    Espaces Liberation SNC (France)
                                    Regiscope SARL (France)
- Permanent representative of       Le Monde Publicite SA (France)
  Medias & Regies Europe
                                    SO.MU.PI SA (France)
                                    Groupe Publicis Services SAS (France)
                                    Metrobus SA (France) Mediavision SA (France)
                                    Promo Metro SA (France) S.M.A. SA (France)
                                    SODEX SA (France) S.P.P. SA (France)

-------------------------------------------------------------------------------

BERTRAND SIGUIER:

appointed June 17, 1999,
resident at 12 rue d'Auteuil, Paris (75016), France

- Director                          Publicis Cachemire SA (France)
                                    Publicis Technology SA (France)
                                    Gantois SA (France)
                                    HM Editions (France)
- Gerant                            SFPP Holding SNC (France)
- Member of the board               Publicis Canada Inc
                                    Multi Market Services Groupe Limited (UK)
                                    Publicis & Hal Riney (USA)
                                    Publicis (Italy)

                                    Optimedia Italia/More Media
                                    Italia
                                    Carmi & Ubertis Design (Italy)
                                    Publicis Hellas Advertising
                                    (Greece)
                                    Publicis Worldwide Holdings B.V.
                                    (Netherlands)
- Permanent representative of       Institutionnel Design SA (France)
  Publicis.Net, Inc.

-------------------------------------------------------------------------------

KEVIN ROBERTS :

appointed September 14, 2000,
resident at 57 Portland Road, Auckland, New Zealand

- President & Chief Executive       Saatchi & Saatchi Worldwide Inc (USA)
  Officer
- Member of the Board               Red Rose Limited (New Zealand)
                                    NZ Edge.Com IP Holdings Limited (New
                                    Zealand)
                                    Team New Zealand Trestees Limited
                                    (New Zealand)

-------------------------------------------------------------------------------

ROGER A. HAUPT:

appointed September 10, 2002
resident at 1934 N Howe Street, Chicago, IL 60614, USA

- Director                          Bcom3 Holding Australia (Australia)
                                    LB Connaghan & May (Adelaide) (Australia)
                                    LB Connaghan & May (Queensland) (Australia)
                                    Leo Burnett (Sydney) (Australia)
                                    Leo Burnett (Victoria) (Australia)
                                    Starcom Media Australia
                                    H&C Leo Burnett (Bahrain)
                                    Leo Burnett SAS (France)
                                    Bcom3 Holding Germany (Germany)
                                    Black Pencil (Italy)
                                    Leo Burnett Advertising (Malaysia)
                                    Starcom Worldwide (Mexico)
                                    Leo Burnett (Netherlands)
                                    N&W Holding (Netherlands)
                                    Leo Burnett (New Zealand)
                                    Leo Burnett Shanghai (China)
                                    Leo Burnett del Peru (Peru)
                                    Hemisphere Leo Burnett (Phillipines)
                                    Leo Burnett Holdings (South Africa)
                                    Markom/Leo Burnett (Turkey)
                                    Black Pencil (UK)

                                    LB Europe/Middle East (UK)
                                    West Wacker Holdings (UK)
                                    Starcom MediaVest Group, Inc. (USA)
- Chairman of the Board             West Wacker Holding Norway
                                    Bcom3 Management Corp. (USA)
                                    Philadelphia Merger Corp. (USA)
                                    Bcom3 Mexico
- Chairman, President               Leo Burnett Italia (Italy)
                                    Star Reachers, S.A. (France)
- Co-Gerant                         Leo Burnett Holding France
- General Manager                   Michael Conrad & Leo Burnett (Germany)
- Manager                           Leo Burnett (Belgium) SPRL
                                    Black Pencil (France)
- Supervisor                        Leo Burnett Company (Taiwan)

SUPERVISORY BOARD:

ELISABETH BADINTER:

Chair
Member of the Supervisory Board since November 27, 1987 - Chairperson since April 29, 1996 resident at 38 rue Guynemer, Paris (75006), France

- Chairperson of the Supervisory    Medias et Regies Europe SA (France)
  Board
- Chairperson of the Board          Somarel SA (France)
- Lecturer at Ecole Polytechnique
  (France)
- Author

-------------------------------------------------------------------------------

SOPHIE DULAC:

Vice-Chair
Member of the Supervisory Board since June 25,1998 Vice-Chairperson since June 17, 1999 resident at 86 avenue Niel, Paris (75017), France

- Chairperson of the Board          Les Ecrans de Paris SA (France)
- Gerante                           Sophie Dulac Productions SARL (France)
- Vice-Chairperson of the Board     CIM de Montmartre SA (France)

-------------------------------------------------------------------------------

ROBERT BADINTER:

Member of the Supervisory Board since June 14, 1996 resident at 38 rue Guynemer, Paris (75006), France

Emeritus Professor at Universite de PARIS 1
(Pantheon - Sorbonne, France)

-------------------------------------------------------------------------------

MICHEL DAVID-WEILL:

Member of the Supervisory Board since June 21, 1990 resident at Viking's Cove, Peacock Lane, Locust Valley, NY 11560, USA

- Chairman Worldwide                Lazard LLC
- Chairman & CEO                    Lazard Freres Banque SA (France)
                                    SA de la Rue Imperiale de Lyon
- Chairman - Associate Partner      Maison Lazard SAS (France)
- Associate Partner                 Lazard Freres SAS (France)
- Managing Director                 Lazard Freres & Co. LLC (USA)
- Associate Partner                 Partena SCS (France)
                                    Partemiel SNC (France)
- Gerant                            Parteman SNC (France)
                                    Parteger SNC (France)
- Director                          Eurazeo SA (France)
                                    Fonds-Partenaire-Gestion (FPG)
                                    SA (France)
- Vice-Chairman, Director,
  Chairman of the Compensation
  Committee, Chairman of the
  Appointment Committee             Danone SA
- Member of Investment Advisory     Corporate Advisors LP (USA)
  Board

-------------------------------------------------------------------------------

HENRI-CALIXTE SUAUDEAU:

Member of the Supervisory Board since November 27, 1987 resident at 127 avenue Jean-Baptiste Clement, Boulogne (92100), France

- Director                          Publicis Conseil (France)
- Director of the Real Estate       Groupe Publicis Services (France)
  Department

-------------------------------------------------------------------------------

MONIQUE BERCAULT :

Member of the Supervisory Board since June 25, 1998 resident at 51, rue Berthier Versailles (78000), France

- Technical Advisor to the CEO of Medias & Regies Europe

-------------------------------------------------------------------------------

HELENE PLOIX :

Member of the Supervisory Board since June 25, 1998 resident at 71, boulevard Arago, Paris (75013), France

- Chairperson                       Pechel Industries SAS (France)
                                    Pechel Services SAS (France)

- Director                          Lafarge SA (France)
                                    Boots Group PLC (UK)
                                    Ferring SA (Switzerland)
- Director and Vice-Chairperson     HRF6 SA (France)
                                    CAE International SA (France)
- Permanent representative of       Aquarelle.com SA (France)
  Pechel Industries                 Financiere d'Or SA (France)
                                    Quinette Gallay SA (France)
                                    Histoire d'Or SA (France)
                                    IDM SA (France)
                                    CVBG-Dourthe Kressman SA (France)
                                    Panoranet SA (France)
                                    CoSpirit SA (France)
                                    Xiring SA (France)
                                    Homerider Systems SA (France)
- Gerant                            Helene Ploix EURL (France)

-------------------------------------------------------------------------------

GERARD WORMS:

Member of the Supervisory Board since June 25, 1998 resident at 61 bis avenue de la Motte Picquet, Paris (75015), France

- Associate Partner                 Rothschild & Cie Banque (France)
                                    Rothschild & Cie SCS (France)
- Chairman                          Chaine Thematique Histoire SA (France)
                                    S.G.I.M. SA (France)
- Director                          Mercapital S.A. (Spain)
                                    Editions Atlas SA (France)
- Member of the Supervisory Board   Metropole Television SA (France)
                                    Medias et Regies Europe SA (France)
- Censeur                           Ondeo Degremont SA (France)
                                    Paris-Orleans SA (France)
                                    Francarep SA (France)
                                    SIACI SA (France)

-------------------------------------------------------------------------------

AMAURY-DANIEL DE SEZE :

Member of the Supervisory Board since June 25, 1998 resident at 51 boulevard Beausejour, Paris (75116), France

- Chairman of the Board             COBEPA SA (Belgium)
- Chairman                          PAI management SAS (France)
- Member of the Supervisory Board   Gras Savoye SA (France)
- Director                          Eiffage SA (France)
                                    Groupe Bruxelles Lambert SA (Belgium)
                                    Groupe Industriel Marcel Dassault SA
                                    (France)

                                    GIB Group SA (Belgium)
                                    Power Corporation du Canada
                                    Holding Ltd. (Canada)
                                    Pargesa Holding SA (Switzerland)
                                    United Biscuits Holding Ltd. (UK)
- Member of the Executive Committee BNP PARIBAS SA (France)

-------------------------------------------------------------------------------

SIMON BADINTER:

Member of the Supervisory Board since June 17, 1999 resident at 2191 Anthony Drive, Bath, OH 44333, USA

- Member of the Management Board    Medias et Regies Europe SA (France)
- Member of the Supervisory Board   Mediavision SA (France)
- Director Somarel SA (France)      Metrobus SA (France)
                                    Gestion Omni Media Inc. (Canada)
                                    Omni Media Cleveland Inc. (USA)
- Chairman & CEO                    Medias et Regies America Inc. (USA)
- Chairman & CEO                    Medias et Regies Europe Cleveland (USA)
- Director of International         Medias et Regies Europe SA (France)
  Development

-------------------------------------------------------------------------------

MICHEL CICUREL:

Member of the Supervisory Board since June 17, 1999 resident at 2 rue Alphonse Yvon, Paris (75116), France

- Chairman of the Management Board  La Compagnie Financiere Edmond de Rothschild
                                    Banque SA (France)
                                    Compagnie Financiere Saint-Honore SA
                                    (France)
- Chairman of the Board             e-Rothschild Services SA (France)
- Director                          Banque de Gestion Edmond de
                                    Rothschild (France) Monaco SA (France)
                                    Banque Privee Edmond de Rothschild SA
                                    (Switzerland)
                                    LCF Rothschild Limited (UK)
                                    La Compagnie Financiere Holding Edmond SA et
                                    Benjamin de Rothschild (Switzerland)
                                    La Compagnie de Tresorerie Benjamin de
                                    Rothschild SA (Switzerland)
                                    Bollore Investissement SA (France)
                                    Bouygues Telecom SA (France)
                                    Cdb Web Tech (Italy)
                                    Cir International (Luxemburg)

                                    Rexecode (France)
- Permanent representative of La    Assurances Saint-Honore SA (France)
  Compagnie Financiere Edmond de    E. de Rothschild Corporate Finance SA
  Rothschild Banque                 (France)
                                    LCF Rothschild Asset Management SA (France)
                                    LCF Rothschild Financial Services SA
                                    (France)
                                    LCF Rothschild Multi Management SAS
                                    (France)
                                    Equity Vision SA (France)
                                    Mobility Benefits SA (France)
- Member, Conseil des               Rothschild & Compagnie Banque SCS (France)
  Commanditaires
- Permanent representative of       Cogifrance SA (France)
  Compagnie Financiere              Compagnie de Conseils des Assurances
  Saint-Honore                      Saint-Honore SA (France)
- Censeur                           Francarep SA (France)

-------------------------------------------------------------------------------

ROBERT L. SEELERT:

Member of the Supervisory Board since August 29, 2000 resident at 51 West Road, New Canaan, CT 06840, USA

- Chairman, Director               Saatchi & Saatchi Worldwide, Inc. (USA)
- Director, Chief Executive        Saatchi & Saatchi Holdings Worldwide, Inc.
  Officer                          (USA)
                                   Saatchi & Saatchi Compton Worldwide, Inc.
                                   (USA)
- Director                         Saatchi & Saatchi North America, Inc. (USA)

-------------------------------------------------------------------------------

FELIX GEORGE ROHATYN:

Member of the Supervisory Board since June 14, 2001
Former US Ambassador to France
resident at 810 5th Avenue, New York, NY 10021, USA

- Member of the Supervisory Board   Lagardere Group (France)
- Chairman of the Board             Aton Pharma Inc. (France)
- Member of the Board               Fiat SPA (Italy)
- Director                          Suez (France)
                                    LVMH Moet Hennessy Louis Vuitton (France)

-------------------------------------------------------------------------------

YUTAKA NARITA:

Member of the Supervisory Board since September 24, 2002 resident at 7-6-4, Fusasawa Setagaya-Ku, Tokyo 158-0081, Japan

- Chairman & Chief Executive        Dentsu Inc.
  Officer
- Chairman                          Tokyo Renovation Committee of the Tokyo
                                    Chamber of Commerce
- President                         Japan Advertising Agencies Association
- Executive Director                FM Japan Ltd.
                                    Broadcasting System of Niigata
                                    Inc
                                    Nippon Venture Capital Co., Ltd
                                    Tokyo Broadcasting System, Inc
                                    Television Nishinippon Corporation SBC Ltd
- Member of the Foundation Board    Institute for Management Development
- Member                            French Chamber of Commerce and Industry in
                                    Japan
- Trustee                           Japan Association of Corporate Executives
- Emeritus Professor                Beijing University (China)

-------------------------------------------------------------------------------

FUMIO OSHIMA:

Member of the Supervisory Board September 24, 2002 resident at 2-2-60, Shinjuku, Zushi-Shi, Kanagawa 249-007, Japan

- Executive Vice President, Member  Dentsu Inc
  of the Board
- Advisory Committee Member         University of Hawaii at Manoa, Pacific
                                    Asian Management Institute (USA)
- Director                          Northwestern University (USA)
- Executive Director                DCTP Entwicklungsgesellschaft Fur
                                    TV Programm MBH (Germany)
                                    Beijing Dentsu Advertising Co., Ltd. (China)
- Representative Director           Phoenix Communications Inc.

PROPOSED MERGER OF SOMAREL, MLMS2 AND MLMS WITH PUBLICIS GROUPE SA

      The sole object of SOMAREL MLMS 2 and MLMS, the three companies to be merged into Publicis Groupe SA, is to hold, directly or indirectly, the shares of Publicis Groupe SA, which are listed on the Paris Bourse:

     o SOMAREL, bringing together members of the Bleustein-Blanchet family and institutional investors, holds 30,960,000 Publicis Groupe SA shares, representing 15.79% of the 196,081,129 shares with a par value of EUR 0.40 making up its capital stock;

     o MLMS 2 and MLMS, bringing together managers and other employees of the Publicis group, hold the following number of SOMAREL shares out of the total of 3,096,000 with a par value of EUR 4.60 each:

     o    MLMS: 261,932

     o    MLMS 2: 128,000

      The proposed merger is part of a general move to simplify the financial structure of the Group and is in the interest of:

     o Publicis Groupe SA and its shareholders: The transaction will increase free float, enhancing liquidity. Simpler ownership structure will also make for a clearer market perception;

     o the merged companies and their shareholders: The transaction will allow shareholders of Somarel, MLMS and MLMS 2 to hold Publicis Groupe SA shares directly, making their investment more liquid.

      The assets of these three companies are principally made up of direct interests in Publicis Groupe SA, as is the case for SOMAREL, or in SOMAREL, in the case of MLMS and MLMS 2:

     o SOMAREL holds 30,960,000 Publicis Groupe SA shares representing 15.79% of this company's equity;

     o    MLMS 2 holds 128,000 SOMAREL shares;

     o MLMS holds 261,932 SOMAREL shares in addition to interests in MLMS 2 and MLMS 3, which also entail indirect ownership of Publicis Groupe SA shares.

      The merger contribution of SOMAREL and MLMS 2 is made up only of these shareholdings and a surplus of current assets over debts to third parties. In contrast, the financial debts of MLMS exceed its current assets.

      Exchange ratios for the merger of Somarel, MLMS and MLMS 2 into Publicis Groupe SA are based on multi-criteria analysis of:

     o    revalued net assets;

     o    net book value

      Net book value was calculated on the basis of company accounting data at December 31, 2002. In view of what is indicated above, the revalued net assets of Somarel, MLMS and MLMS 2 are a direct function of the value of their interests in Publicis Groupe SA.

      Market prices of Publicis Groupe shares, weighted for the number of shares traded, were considered over short periods (spot, one week, two weeks and one month), medium-length periods (two months, since January 1, 2003, and three months) and long periods (six months and one year).

      To back up this valuation by share price, valuations were also made on the basis of average multiples of 2002 EBITDA and EBITA for a sample of listed companies.

      Finally, valuations were also made on the basis of the consolidated net book value of Publicis Groupe SA for 2002 and the resulting net book value of Somarel, MLMS and MLMS 2.

      Exchange Ratios based on these valuations are summarized in the tables below.

SOMAREL - PUBLICIS GROUPE SA EXCHANGE RATIOS

CRITERION               LOW                    HIGH
Revalued net assets     10.016x                10.027x
Net book value          10.048x                10.057x

MLMS 2 - PUBLICIS GROUPE SA EXCHANGE RATIOS

CRITERION               LOW                    HIGH
Revalued net assets     10.175x                10.351x
Net book value          10.680x                10.825x

MLMS - PUBLICIS GROUPE SA EXCHANGE RATIOS

CRITERION               LOW                    HIGH
Revalued net assets     25.557x                32.710x
Net book value          6.219x                 12.140x

      In view of the figures above, the principal criterion used to determine the merger exchange ratio is revalued net assets calculated on the basis of the market price of Publicis Groupe S.A. shares, as this most accurately reflects the intrinsic value of each company. It is worth pointing out that the parity calculated in this manner is relatively unaffected by the absolute value of Publicis Groupe S.A., since the assets of Somarel, MLMS and MLMS 2 consist almost exclusively of Publicis Groupe S.A. shares, held directly or indirectly.

      On this basis parities are as follows:

     o    ten (10) Publicis Groupe SA shares for one (1) SOMAREL share;

     o    forty-one (41) Publicis Groupe SA shares for four (4) MLMS 2 shares;

     o    twenty-nine (29) Publicis Groupe SA shares for one (1) MLMS share

      Contributions are based on the net book value of the three companies at December 31, 2002, valuing contributions at:

      Somarel       EUR 16,282,772
      MLMS 2        EUR 10,259,805
      MLMS          EUR 3,994,636

      In consideration of these net contributions, allotments to each company will be as follows:

     o    SOMAREL: 30,960,000 Publicis Groupe SA shares with a par value of EUR
          0.40 each, representing the parity of ten (10) Publicis Groupe SA shares for one (1) SOMAREL share;

resulting in a capital increase of EUR 12,384,000 with a merger premium of EUR 3,898,772.

     o    MLMS 2: 1,322,803 Publicis Groupe SA shares with a par value of EUR
          0.40 each, representing the parity of forty-one (41) Publicis Groupe SA shares for four (4) MLMS 2 shares;

resulting in a capital increase of EUR 529,121.20 with a merger premium of EUR 9,730,683.80.

     o MLMS: 1,793,824 Publicis Groupe SA shares with a par value of EUR 0.40 each, representing the parity of twenty-nine (29) Publicis Groupe SA shares for one (1) MLMS share;

resulting in a capital increase of EUR 717,529.60 with a merger premium of EUR 3,277,106.40.

      However, as a result of these mergers, the following shares will cancel out on the books of Publicis Groupe SA:

     o the 30,960,000 Publicis Groupe SA shares held by SOMAREL representing a capital reduction of EUR 12,384,000

     o the 1,280,000 Publicis Groupe SA shares due to MLMS 2 for its 128,000 SOMAREL shares, representing a capital reduction of EUR 512,000

     o the 2,619,320 Publicis Groupe SA shares due to MLMS for its 261,932 SOMAREL shares and the 2,111 Publicis Groupe SA shares due to it for its 206 MLMS 2 shares, representing a capital reduction of EUR 1,048,572.40 making a total capital reduction of EUR 13,944,572.40

      As a result:

     o the capital stock of Publicis Groupe SA will be set at EUR 78,118,530 represented by 195,296,325 shares with a nominal value of EUR 0.40 each,

     o premiums will be reduced to EUR 1,289,124 for the merger of SOMAREL into Publicis Groupe SA and to EUR 778,648.80 for that of MLMS 2,

     o the merger of MLMS into Publicis Groupe SA will result in negative goodwill amounting to EUR 15,575,160.20, after the inclusion of the merger premium amounting to EUR 3,277,106.40.

      Mr. Didier Kling and Mr. Jean-Charles de Lasteyrie, appointed due diligence auditors by order of the President of the Paris Tribunal du Commerce in accordance with applicable law, will report to you on their assessment of the mergers of SOMAREL, MLMS 2 and MLMS into Publicis Groupe SA.

SUBJECT OF RESOLUTIONS

      In addition to approving the financial statements of the company and consolidated financial statements for the 2002 financial year, together with the transactions described in the reports of the Supervisory Board, the Management Board and the Statutory Auditors, we ask you to:

     o allocate the result for 2002 and distribute a dividend drawn from issue and merger premiums,

     o grant Members of the Management Board discharge for their management in 2002,

     o grant Members of the Supervisory Board discharge for the execution of their duties in 2002,

     o determine the attendance fees to be paid to Members of the Supervisory Board for 2002,

     o review agreements within the scope of Article L 225-86 of the Commercial Code,

     o authorize the company to purchase its own shares and, where appropriate, cancel these by reduction of capital stock,

     o approve the merger of the companies SOMAREL, MLMS and MLMS 2 into Publicis Groupe SA,

     o    grant necessary powers for the execution of decisions and formalities.

      These are the purposes of the resolutions submitted for your approval.

2003 OUTLOOK

      The uncertainties now weighing on the worldwide economy are likely to continue in 2003. The political tensions resulting from the threat of war in Iraq carry significant economic risks.

      This uncertainty limits prospects for expansion of our business, and profitability must thus be the priority. Our efforts will focus on integration of Bcom3 and improvement of our cost and financial performance ratios. Our target for the second half is an operating income/revenue ratio of 15%.

      Turning to ownership organization, this is to be simplified in the course of the first half through the merger of holding company SOMAREL into Publicis Groupe SA, in accordance with agreements made in 1998. The group does not expect this to result in any significant share overhang affecting market price.

      From March 24, 2003 and then from September 24, 2003 two first lots of shares issued in connection with the Bcom3 acquisition and subject to lockup agreements will be freely sellable. These represent 6.9 million shares for each lock-up release. In the event that large quantities of the lots are sold, transactions will be subject to orderly sales conditions designed to limit the market impact on Publicis shares as far as possible.

REPORT OF THE SUPERVISORY BOARD

      Publicis Groupe SA entered a new stage in its history in 2002, acquiring an entirely new dimension and an uncontested place among the world leaders in its sector through the merger with Bcom3 and a strategic partnership with Dentsu. We now have all the resources we need to serve our clients as effectively as possible in all areas of communications, in all parts of the world. Most importantly, this strategic move, marking a further step in the process of consolidation within the sector, came as a response to the growing demands of advertisers seeking a limited number of reliable, flexible partners with a lasting presence. Dentsu's new equity interest in our company also represents a strategic milestone, since it not only seals a commercial partnership, but also reflects commitment to common values and is a guarantee of the continued independence of the Publicis group. The Supervisory Board is thus pleased to welcome Mr. Narita and Mr. Oshima among its members.

      The world economy failed to pick up in 2002, giving the lie to scenarios presented at the beginning of the year. Against this backdrop, the advertising market was clouded with persistent uncertainties as business confidence sagged. The best that can be said is that there were some indications of steadying after the severe corrections of 2001 and the first half of 2002, with the US market firming a little while conditions remained shaky in Europe. Faced with these testing conditions, Publicis was able to offset much of the impact of market contraction through significant extensions to business with existing clients and success in obtaining a large number of new accounts on both local and international markets. The Group also successfully completed the integration of recently acquired Saatchi & Saatchi. This deserves all the more recognition as so many mergers and acquisitions in the sector have gone astray over the past five years.

      The results that the Management Board has just presented to you are satisfactory from several points of view. While revenues showed an organic decline, like-for-like performance was still among the best in the industry, market share showed a further rise, costs were contained and margins held firm despite the lack of growth. Publicis managers thus achieved healthy financial results despite the pressures of completing the largest acquisition ever, not only for our group but also for the sector -- a process which lasted a good many months. The Bcom3 transaction never let them lose sight of the importance of client relationships and their overriding mission.

      Today, Publicis is clearly one of the soundest businesses in its sector, which means that we are well placed to enhance performance and post strong earnings growth once advertisers regain confidence to put new life into the market.

      We are aware of how much effort everyone has put in, and we wish to thank all Publicis staff and the managers headed by the Chairman of Management Board, assuring them of our full support. We are no less aware of the scale of the challenges ahead, in particular the integration of Bcom3 and the realization of the many synergies identified, but we remain fully confident in our group's success.

      As required under article L 225-68 of the French Commercial Code governing commercial companies, the consolidated and parent company financial statements have been submitted to us, together with the Management Board report. We have no observation to make on the statements and report and we have received all the information we considered useful.

      In our capacity as the representatives of shareholders, we accept the proposal of the Management Board to set the dividend per share with a nominal value of EUR 0.40 at EUR 0.24, with a tax credit of EUR 0.12 setting the total per share at EUR 0.36, a figure representing a further 9% rise after 10% last year. Considering the loss recorded for the year, this dividend is to be paid out of issue and merger premiums.

      The Management Board proposes that we distribute a total dividend of EUR 46,848,511 after EUR 29,422,978 in the previous year.

      We have also given the Management Board our prior assent to plans for the acquisition of the company's own shares on the market. Finally, the Management Board has informed us of the proposed merger of Somarel, MLMS 2 and MLMS into Publicis. The sole object of the three companies to be merged is to hold, directly or indirectly, Publicis Groupe SA shares. We thus ask you to adopt the resolution approving the merger contract providing for the acceptance of these companies' liabilities and the related payment in shares, and the cancellation of the Publicis Groupe SA shares held by Somarel and of the Publicis Groupe SA shares due to the company as result of the contribution of Somarel and MLMS 2 shares by MLMS 2 and MLMS, together with the related amendment of article 5 (capital stock) of company articles.

      In a general way, we ask you to approve the resolutions submitted to this Combined Ordinary Annual and Extraordinary Meeting.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
in millions of euros

----------------------------------------------------------------------
                                        NOTE    2002   2001     2000
Reconstituted billings                        24,751  16,667   11,806
Revenues                                       2,926   2,434    1,770
----------------------------------------------------------------------
Salaries and related expenses             20  (1,659) (1,363)    (984)
Other operating expenses                  21    (756)   (661)    (470)
Total operating expenses                      (2,415) (2,024)  (1,454)
Other operating income                            22      16       18
Operating income before                  533     426     334
depreciation and amortization
----------------------------------------------------------------------
Depreciation and amortization             22    (104)    (84)     (59)
expense
Operating income                                 429     342      275
----------------------------------------------------------------------
Net financial costs                       23     (28)    (30)     (11)
Income of consolidated companies                 401     312      264
before taxes, exceptional items and
goodwill amortization
----------------------------------------------------------------------
Exceptional items                         24      (3)     (8)      19
Income taxes                              16    (132)    (78)     (96)
Net income of consolidated                       266     226      187
companies before goodwill
amortization
----------------------------------------------------------------------
Equity in net income of                    6       3       9        5
unconsolidated companies
Net income before goodwill                       269     235      192
amortization
----------------------------------------------------------------------
Of which Group interests                         237     215      160
Goodwill amortization                     22     (93)    (65)     (33)
Net income before minority interest              176     170      159
Minority interest                                (29)    (19)     (31)
Group net income                                 147     151      128
----------------------------------------------------------------------

Per share data (in euros)                 25
----------------------------------------------------------------------
Net earnings per share                           0.9     1.0      1.1
Earnings per share after tax and                 1.6     1.5      1.4
before goodwill amortization
Net earnings per share - diluted                 0.9     1.0      1.1
Earnings per share after tax and                 1.5     1.5      1.4
before goodwill amortization -
diluted
----------------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31 in millions of euros

----------------------------------------------------------------------

ASSETS                                  NOTE    2002     2001    2000

Goodwill, net                              3   3,028      993     861
Intangible assets, net                     3     879      199      22
Property and equipment, net                4     599      351     331
Investments and other financial            5      98       67      82
assets, net
Investments accounted for by the           6      33        8       7
equity method
Non-current assets                             4,637    1,618   1,303

Inventory and costs billable to            7     295      195     129
clients
Accounts receivable                        8   3,663    1,845   1,770
Other receivables                          9     951      439     399
OCEANE redemption premium                 10     227        -       -
Marketable securities                     11     342      178     100
Cash and cash equivalents                        863      621     429
Current assets                                 6,341    3,278   2,827

TOTAL ASSETS                                  10,978    4,896   4,130
----------------------------------------------------------------------

----------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS'           NOTE    2002     2001    2000
EQUITY

Capital stock                                     78       56      53
Additional paid-in capital and                   928      227     246
retained earnings
Other equity (ORANEs)                            495        -       -
Shareholders' equity                      12   1,501      283     299

Minority interest                         13     100       89      77

Provisions for contingencies and          14   1,169      266     169
charges
Bank borrowings and overdrafts            15   2,762    1,069     901
Accounts payable                          17   3,832    1,875   1,590
Accrued expenses and other                18   1,614    1,314   1,094
liabilities
Bank borrowings and liabilities                8,208    4,258   3,585

TOTAL LIABILITIES AND SHAREHOLDERS'           10,978    4,896   4,130
EQUITY

Net financial debt                        15   1,330      270     372
----------------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
in millions of euros

                                                2002     2001    2000
I- Cash flows from operating activities
Net income before minority interest              176     170      159
Loss (gain) on sales of fixed assets               4     (60)     (24)
(before tax)
Amortization of bond redemption premium and       16       -        -
additional interest on OBSA
Depreciation and amortization on                 197     149       93
non-current assets
SELF-FINANCING ABILITY                           393     259      228
Equity in net income of unconsolidated            (3)     (9)      (5)
companies
Dividends received from investments                1       8        1
accounted for under the equity method
Change in working capital requirements           183    (214)     (19)
Net cash provided by operating activities        574      44      205
----------------------------------------------------------------------

II- Cash flows from investing activities
Purchases of property and equipment and          (74)   (108)    (106)
intangible assets
Sales of property and equipment                   15       6        4
Purchases of investments and other                (5)     10      (13)
financial assets, net
Acquisitions of subsidiaries (1)                 (75)    164     (565)
Disposal of subsidiaries                           -       -       24
Net cash provided by (used in) investing        (139)     72     (656)
activities
---------------------------------------------

III- Cash flows from financing activities
Payment of Contingent Value Rights attached     (196)      -        -
to shares provided as consideration for
Saatchi & Saatchi
Dividends paid to shareholders of Publicis       (32)    (27)     (15)
Group S.A. (2)
Dividends paid to minority shareholders of       (26)    (25)     (14)
subsidiaries
Increase in capital                                -       1        5
Change in borrowings                             445     118      630
Share repurchases                               (180)      -      (34)
Change in treatment of treasury shares (3)      (138)     34        -
Net cash provided by (used in) financing        (127)    101      572
activities
----------------------------------------------------------------------

IV- Impact of exchange rate fluctuations         (76)      4        5
Net change in consolidated cash flows (I +       232     220      126
II + III + IV)
Positive cash balances and cash equivalents      799     529      349
at January 1
Bank overdrafts at January 1                    (316)   (266)    (212)
Cash and cash equivalents at beginning of        483     263      137
year
Positive cash balances and cash equivalents    1,205     799      529
at December 31
Bank overdrafts at December 31                  (490)   (316)    (266)
Cash and cash equivalents at end of year (3)     715     483      263
Net change in cash and cash equivalents          232     220      126
----------------------------------------------------------------------

(1) After deducting the net cash of the companies acquired on the date of their acquisition (e22 million for Bcom3 Group in 2002) (2) Including dividends paid in respect of ORANEs.
(3) Following a decision made in 2002 to cease allocation of treasury stock exclusively to employee stock programs, the treasury shares are no longer included under marketable securities but are henceforth deducted drom shareholders' equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Since January 1, 2000, the consolidated financial statements of Publicis Groupe S.A. and its subsidiaries (Publicis or the Group) have been prepared in accordance with the new rules and accounting policies applicable to consolidated financial statements in France ("nouvelles regles et methods relatives aux comptes consolides"), approved by the ministerial order of June 22, 1999, which enacted Rule 99-02 of the accounting rules and regulation committee (Comite de Reglementation Comptable or CRC). Commencing January 1, 2002 the Group applied CRC Rule 2000-06 in respect of liabilities. This change in methodology did not have a material impact on the financial statements at January 1, 2002.

1.1   PRINCIPLES OF CONSOLIDATION

      REPORTING CURRENCY. Since January 1, 1999, Publicis has prepared and reported its consolidated financial statements in euros. All previous historical financial information has been restated in euros using the official conversion rate established on January 1, 1999 of 6.55957 French francs = 1 euro.

      SCOPE OF CONSOLIDATION. Publicis consolidates all subsidiaries over which it exercises exclusive direct or indirect control, as well as subsidiaries for which it has assumed management responsibility and over which it has a dominant influence on operations. The companies over which Publicis exercises substantial influence, which is presumed when the percentage owned is at least 20%, are consolidated for by the equity method.

      Certain companies which meet the criteria listed above are not consolidated, given their non-significant nature (i.e., where non-group revenues are less than e2 million). Consolidating all of these companies would not have a significant impact on the consolidated financial statements.

      The list of the principal consolidated companies together with their method of consolidation is presented in Note 30.

      TRANSLATION OF ACCOUNTS OF FOREIGN SUBSIDIARIES. The financial statements of subsidiaries located outside of the euro zone and expressed in local currency are translated into euros as follows:

     o    assets and liabilities are translated at year-end exchange rates;

     o statement of income items are translated at average exchange rates for the year;

     o translation gains and losses resulting from the application of these rates are recorded in retained earnings for the portion related to the Group interest, with the remainder recorded under minority interest.

      The accounts of subsidiaries based in countries suffering from hyper-inflation are not treated any differently from the principles outlined above given Publicis' very limited exposure to such countries, which together contribute less than 1% of consolidated revenues.

      YEAR-END. The Group, parent company and virtually all subsidiaries have a year-end of December 31.

      INTERCOMPANY TRANSACTIONS. The transactions between consolidated entities are fully eliminated, as are the corresponding receivables and payables. Similarly, the Group's internally generated results (sales proceeds, internal dividends, provisions relating to subsidiaries) are eliminated on consolidation.

1.2   SIGNIFICANT ACCOUNTING POLICIES

      RESEARCH COSTS. Publicis records expenses related to studies and research in the period in which they are incurred.

      These expenses relate primarily to the following: studies and tests related to advertising campaigns, costs resulting from the development of internet sites and related tools, research programs on consumer behavior and advertisers' needs in various areas, and studies and modeling conducted in order to optimize the use and choice of media purchases for the clients of the Group.

      GOODWILL. Goodwill arising on consolidation represents the difference between the acquisition cost of interests in consolidated companies (including potential additional purchase price, recorded under other liabilities when their likelihood is considered probable and they can be reliably quantified) and the Group's equity in the underlying net assets at the date of acquisition.

      Goodwill appearing on the balance sheet is amortized on a straight-line basis according to the following principles:

     o goodwill amounts of less than e150,000 are amortized immediately in full;

     o goodwill related to media purchasing and sales subsidiaries is amortized over five years;

     o goodwill related to the international space purchasing network is amortized over a twenty-year period;

     o goodwill related to communications subsidiaries is amortized over a period of 10 to 40 years based on the country, size, and the specific characteristics of each agency.

      Where it becomes apparent that an asset has suffered a diminution in value, an impairment test is performed with reference to its value in use, determined by the present value of estimated future cash flows.

      PURCHASE ACCOUNTING AND GOODWILL. Upon acquisition of sole ownership of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The excess of the purchase price of such assets and liabilities, as recorded in the consolidated balance sheet, over their carrying value in the acquired entity's accounts is recorded as a purchase price discrepancy.

      Purchased goodwill is amortized over the estimated useful life of the assets with respect to which it arose.

      OTHER INTANGIBLE ASSETS. Other intangible assets are comprised primarily of client relationships, trademarks, client lists and software. Trademarks whose useful economic life can be determined, client lists, and identifiable components of client relationships are amortized over their estimated useful economic lives. Trademarks with indefinite useful life are not amortized.

      Software consists of the following:

     o    software purchased for internal use, which is stated at purchase cost;

     o internally developed software for sales and marketing purposes, which is used primarily by the Group's information systems services subsidiary, and is stated at production cost.

Software is generally amortized over a period of one or two years and not in excess of three years.

      PROPERTY AND EQUIPMENT. Property and equipment is stated at historical acquisition cost. This is based either on the assets' original value or on their contribution value. A limited number of assets have been revalued in accordance with French legislation; the value of such assets is not significant. Property and equipment is depreciated on a straight-line basis over the assets' estimated useful lives as described below:

     o    Buildings: between 20 and 50 years;

     o    Fixtures, fittings and general installations: 10 years;

     o    Billboards: 4 to 7 years;

     o    Office furniture and equipment: 5 to 10 years;

     o    Vehicles: 4 years;

     o    Computer hardware: 2 to 4 years.

      Publicis records assets under capital leases in property and equipment with corresponding amounts recorded in financial debt. These assets are depreciated over the periods described above. In the statement of income, the lease rental expenses are replaced by the interest expense on the debt and the depreciation expense on the assets.

      INVESTMENTS IN NON-CONSOLIDATED AFFILIATES. Investments in non-consolidated affiliates are recorded at historical acquisition cost. They are depreciated when their carrying amount exceeds their recoverable amount. The latter is determined on the basis of criteria such as revalued net assets, capitalized earnings, quoted stock prices, the outlook for the sector or industry and the strategic value of the investment to the Group.

      LOANS AND ADVANCES TO SUBSIDIARIES AND AFFILIATES. Loans and advances to subsidiaries and affiliates represent receivables from affiliates accounted for by the equity method or other non-consolidated affiliates.

      A provision is recorded against these receivables when there is a recoverability risk resulting from the financial condition of the subsidiaries or affiliates concerned. Such provisions are included in "Provisions for long-term investments".

      INVENTORY AND COSTS BILLABLE TO CLIENTS. Inventory and costs billable to clients represent primarily work-in-progress related to advertising, consisting of technical, creative and production work (graphic design, TV and radio production, editing, etc.), which is billable, but has not yet been billed to clients. A provision for depreciation is recorded when expected revenue on completion is lower than the production costs incurred. Non-billed work or costs incurred relating to new client development activities are not capitalized except when expenses incurred during the proposal process may be billed to the client under the terms of the contract.

      ACCOUNTS RECEIVABLE. Accounts receivable are recorded at their carrying value. An allowance for doubtful accounts is recognized for receivables for which there is a collection risk.

      Accounts receivable denominated in foreign currencies are recognized at the year-end exchange rate. Unrealized foreign exchange gains and losses are recognized in the income statement.

      MARKETABLE SECURITIES. The gross value of marketable securities is recorded at acquisition or subscription price, which may be depreciated with reference to the average stock market price during the most recent month.

      TREASURY STOCK. Pursuant to the recommendations of the French Accounting Standards Council (CNC), treasury stock held in the company's portfolio at year end is either deducted from shareholders' equity (as in the case of the multi-objective treasury stock purchase program), or recognized as an asset under marketable securities (if allocated exclusively to stock purchase option plans granted to employees), depending on its function.

      Management Board decided in the second half of 2002 to cease exclusive allocation of treasury shares to stock option plans. As such, treasury stock is deducted from consolidated shareholders' equity at December 31, 2002. The treasury stock reclassification was first performed on the basis of the carrying value of treasury stock stated in the financial statements at June 30, 2002.

      DERIVATIVES. The Group does not use any derivative instruments other than routine foreign currency hedging contracts.

      PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS. The Group applies the preferred method of rule 99-02 of the CRC, recognizing all pensions and postemployment benefits. The policies applied by Publicis are in accordance with the laws and regulations of the countries in which its subsidiaries are located, as described below:

     o the German and Italian regulatory requirements are applied in respect of post-employment benefits;

     o in France, the terms of the advertising industry's collective bargaining agreement are applied;

     o in the UK and the US, pensions and other post-employment benefit obligations are held in investment trusts managed by insurance companies. These plans may be either:

     o defined contribution plans: the amount of contributions by the Group to the investment funds is recorded as expense during the period;

     o defined benefit plans: the benefit amounts to be received upon retirement are defined and accounted for by establishing a provision intended to cover the present value of the obligation to be paid to employees at retirement, as calculated by actuaries based upon years of service.

Changes in the value of obligations as a result of updated assumptions (actuarial differences) are recognized in the statement of income on a time-apportioned basis.

      RESTRUCTURING PROVISIONS. Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan is made and announced. With regard to acquisition transactions, provisions are recognized as soon as the programs have been clearly defined and their cost has been estimated.

      These costs consist primarily of severance and early retirement payments, other employment expenses, and potential write-downs of property and equipment and other assets.

      VACANT PROPERTY PROVISIONS. A provision is established for the amount of rent and related expenses to be paid - net of any sublease revenues to be received - for all buildings that are sublet or vacant and not intended to be used for the principal activities of the Group.

      BONDS AND NOTES ISSUED. Bonds and notes issued are recognized at their face value, supplemented by any redemption premium, which is amortized over their term under the actuarial method. Securities provided as consideration for an acquisition are stated at fair value.

      RECONSTITUTED BILLINGS. The billings presented in the consolidated statements of income represent calculated amounts determined in accordance with common industry practices to facilitate comparison with other major companies operating in the communications sector. The commission and fee billings that are generated directly from the accounting systems do not permit meaningful comparisons with the operations of other major companies, because they exclude (notably in France following the implementation of the Sapin Law in March 1993) the purchases of media space by agents on behalf of their clients.

      Moreover, in certain foreign countries, where the subsidiaries serve as agents, some of the media space purchase and sales transactions are excluded from the statements of income.

      Reconstituted billings are determined by applying a coefficient (typically 6.67), corresponding to the traditional agency commission of 15%, to clients' effective budget commitments.

      Reconstituted billings therefore reflect the volume of advertising budgets managed, irrespective of the contractual provisions between Publicis and its clients.

      REVENUES. Revenues (or gross margin) represent the commissions and fees for services of companies in the advertising industry. The Group's revenue recognition policies are summarized below:

     o    Fees: when the service is provided to the client;

     o    Sales of media space: date of publication or broadcast;

     o    Sales of technical advertising: when services are performed.

      INCOME TAXES. Net income is taxed based on the tax laws and regulations in effect in the respective countries where the income is recognized. In accordance with the provisions of rule 99-02 of the CRC, Publicis records deferred income taxes resulting from temporary differences between the tax basis and the book basis of assets and liabilities. Taxable and deductible temporary differences are determined by their dates of maturity and may reverse from year to year. Temporary differences are calculated by taxable entity.

      Deferred taxes are calculated based on the tax laws and regulations in effect at the respective year-ends and using the tax rates expected to be in effect when temporary differences reverse. The impact of changes in enacted tax rates are recorded in the income statement in the period in which the change in the tax rate is decided.

      Deferred tax assets are recognized when the respective taxable entities are reasonably assured of being able to utilize them in future periods.

      EXCEPTIONAL ITEMS. Exceptional items are attributable to events, which do not result from normal operations. Items appearing under this heading include gains and losses on the sale of non-current assets and the termination costs of discontinued business operations.

      INTEREST RATE RISK. Group management determines the mix between fixed- and variable-rate debt and periodically reviews its decision based on interest rate trend forecasts.

      In order to reduce both the overall interest expense and its exposure to interest rate risk, the Group has continued its financial debt restructuring program initiated at the end of 2001 and in January 2002, it issued OCEANE with a total face value of e690 million and a yield to maturity of 2.75%.

      Moreover, in connection with the Bcom3 acquisition, on September 24, 2002, the Group issued 2.75%-2022 OBSAs (bonds with detachable equity warrants). Upon completion of these operations, two-thirds of the Group's gross financial debt carries a fixed interest rate, the average of which is 3.4%. Net variable-rate debt (after deducting liquidities) is negative: a 1% variation in short-term interest rates would not have a significant impact on Group earnings.

      In fiscal 2002, the Group did not make use of any derivative financial instruments to hedge potential interest rate risks, which were deemed insignificant.

      EXCHANGE RATE RISK. The majority of sales transactions are denominated in the local currencies of the originating countries. As a result, exchange rate risk is not significant and is at times hedged via routine foreign currency hedging contracts.

      In addition, changes in exchange rates between other currencies and the euro (the Group's reporting currency) may have an impact on the Group's financial position.

      The sheer number of the Group's subsidiaries and consolidation adjustments means that it is very difficult to measure the impact of exchange rate variations with respect to the euro on all balance sheet and statement of income items.

      However, the following is a breakdown of Group revenues by currency of origination:

      Euro               31%
      US dollar          43%
      Pound sterling     10%
      Other              16%
      Total 2002         100%
      revenues

      Based on this breakdown, management estimates that a 1% depreciation in the value of the euro with respect to other currencies would have an adverse impact on 2002 revenues of e20 million.

      COUNTRY RISK. Publicis' operations in geographic regions considered to be at risk (Asia-Pacific, Latin America) continue to represent a minor portion (11%) of consolidated revenues.

      EXPOSURE TO EQUITY INVESTMENT RISK. The main stockholdings that are exposed to a significant market risk are treasury stock and IPG stock. A decline in the value of treasury stock value would not have an impact on earnings since the carrying value of the treasury stock is deducted from shareholders' equity and provision allocations are neutralized.

      Given Publicis' substantial unrealized capital gain on IPG shares at December 31, 2002 (market value represents more than three times the carrying value in the consolidated financial statements), a 10% decrease in their market value would not be sufficient to give rise to a provision.

      BASIC AND DILUTED EARNINGS PER SHARE. Basic earnings per share is calculated by dividing net income, after deducting the ORANEs' interest expense, by the weighted average number of ordinary shares outstanding during the period. Given their treatment as deductions from shareholders' equity, the number of treasury shares owned at December 31, 2002 is not included in the total number of shares outstanding for the purposes of this calculation.

      Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period including potential ordinary shares resulting from all outstanding stock options being exercised at year-end, together with the conversion of all convertible bonds (OCEANEs) and the redemption of all ORANEs into shares. However, in light of prevailing share price levels, the potential dilutive effect of the OBSA equity warrants has not been taken into account.

2.    CHANGE IN CONSOLIDATION SCOPE

2.1   PRESENTATION OF THE FINANCIAL STATEMENTS

      Effective January 1, 2002, Publicis changed the presentation of its consolidated statement of income. It now classifies all items previously included under "Exceptional (expense) income, net of tax" under "Exceptional items" and "Goodwill amortization" for their amount before tax, their corresponding tax charge being presented under "Income taxes".

      This modification had the following impact on the prior year statements of income:

(IN MILLIONS OF      2000 STATEMENT OF INCOME      2001 STATEMENT OF INCOME
EUROS)
                   Pro    Reclassifed  Published  Pro    Reclassifed Published
                  forma                           forma
                 --------------------------------------------------------------
Exceptional         19         19          -       (8)       (8)         -
items
Income taxes       (96)        (4)       (92)     (78)       21        (99)
Exceptional
(expense)
income, net of
tax                 -         (15)       (15)       -         3         (3)
Amortization of
goodwill           (33)         0        (33)     (65)      (16)       (49)
                            ---------                    ---------
                                0                             0
------------------------------------------------------------------------------

2.2   BCOM3 ACQUISITION

      The main change in the scope of consolidation during fiscal year 2002 results from the acquisition of Bcom3, effective September 24, 2002.

      TERMS OF ACQUISITION. Under the terms of the agreement, Publicis provided consideration for the acquisition by issuing the following marketable securities to Bcom3 shareholders:

     o 56,250,000 new Publicis shares with a value on issue of e30.5 (with a nominal value of e0.4 and a premium of e30.1 per share),

     o bonds with a face value of e858 million represented by 1,562,500 ORANEs redeemable into 28,125,000 existing or new Publicis shares,

     o bonds with a face value of e858 million, represented by 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares

CHARACTERISTICS OF THE BONDS

ORANES - BONDS REDEEMABLE INTO EXISTING OR NEW SHARES

      This 20-year maturity bond issue, which was provided as consideration for a portion of the Bcom3 shares, consists of 1,562,500 ORANEs with a face value of e549 each, for a total face value of e857,812,500. Each ORANE grants the right to receive 18 new or existing Publicis shares, at the rate of one share per year from September 1, 2005 until the bonds' twentieth anniversary (2022). At the same time, the value of each ORANE is reduced by e30.5 per year on each of the twenty anniversary dates.

      The ORANE bear interest at 0.82% of face value. This percentage will be reviewed for the first time on the occasion of the payment of the coupon for the September 1, 2004 -September 1, 2005 period, on the basis of 110% of the average of the dividends for the three previous years, subject to the condition that this percentage may not fall below 0.82% of the face value of the ORANE.

OBSAS - NOTES WITH WARRANTS ATTACHED

      This 20-year maturity bond issue, which was provided as consideration for a portion of the Bcom3 shares, consists of 2,812,500 bonds with a face value of e305 each, for a total face value of e857,812,500.

      Each bond carries 10 detachable equity warrants, granting the right to subscribe at any moment during the period from September 24, 2013 to September 24, 2022 for one Publicis share at the price of e30.5 by paying in full and in cash on subscription.

      The bonds will be redeemed each year from June 30, 2013 to June 30, 2021 with final redemption occurring on September 24, 2022 at one tenth of their face value (e30.5).

      OBSAs bear interest at 2.75% of their face value.

      PURCHASE PRICE. Pursuant to Rule 99-02 of the CRC, the securities provided as consideration for the acquisition were valued at fair value at the date of acquisition, September 24, 2002:

     o the 56,250,000 new Publicis shares were valued at the prevailing market price at the date of acquisition (e17.6 per share), representing a total value of e990 million;

     o the 1,562,500 ORANEs were valued at e495 million, representing their fair value on acquisition, determined on the basis of the stock market price of Publicis shares at that date. Based on the results of a detailed assessment of this financial instrument, the ORANEs have been classified under shareholders' equity in the consolidated balance sheet;

     o the OBSAs were valued at e642 million, an amount which includes the present value of the bond component at the acquisition date (e445 million) and the fair value of the equity warrants (e197 million). Both of these values were calculated by applying a 8.5% discount rate for the bond component of the OBSA and using the Black & Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%).

      The total acquisition price of e2,255 million breaks down as follows:

      (in millions of euros)
      Value of Publicis shares                            990
      Value of ORANEs                                     495
      Value of OBSAs                                      642
      Deferred tax liability on the OBSA valuation         74
      adjustment
      Acquisition expenses (net of tax)                    54
      Total                                             2,255

      GOODWILL ON ACQUISITION. Goodwill on acquisition of e2,134 million breaks down as follows (net tax amount, with a tax effect of e113 million):

      (in millions of euros)
      Purchase price                                    2,255
      -   Negative net worth restated under French         80
          accounting standards
      +   Fair value of identified assets and
          liabilities:
          Restructuring expenses                          159
          Vacant property provisions                      140
          Retirement obligation provisions                 45
          Other items                                      33
      -   Allocation to intangible assets                (578)
      Gross goodwill on acquisition                     2,134

      Goodwill on acquisition is amortized over 40 years.

ALLOCATION TO INTANGIBLE ASSETS

      The intangible assets resulting from the identification of Bcom3's assets and liabilities, as determined by an independent expert, are as follows:

      Client lists                   309
      Trademarks                     387
      Others                           7
      Deferred tax liabilities on   (125)
      the above
      Total                          578

      Client lists are amortized over their estimated life of 17 years. Trademarks considered to have an indefinite useful life are not amortized.

      As a result of the significance of this acquisition, Publicis has prepared non-audited pro forma financial information, with the aim of presenting the evolution of the new combined entity over two fiscal years. This pro forma financial information follows the notes to the consolidated financial statements.

2.3   OTHER CHANGES TO THE SCOPE OF CONSOLIDATION

      In addition to the acquisition of Bcom3, which was effective September 24, 2002, several smaller-scale agencies were acquired, such as Gravitas in Japan, Johnston & Associates in the United States, Van Sluis in the Netherlands, Direct `n' More in Austria, Arredondo de Haro and Art-y-mana in Mexico, Magnesium in Belgium, Sales Story, ECA2, Stella, and Flamenco in France.

      As a result of the purchase in October 2001 of an additional 25% stake in the Zenith Group (previously 50%-owned by Publicis), Zenith has been fully consolidated (rather than accounted for under the equity method) effective October 1, 2001.

      The operations of all of the businesses acquired by Publicis in 2002 contributed 5% to Group revenues and 4% to the Group's net income before goodwill amortization.

      No significant disposal took place during the fiscal year. The sum total of all 2002 divestitures and business terminations represents less than 2% of consolidated revenues.

3.    GOODWILL AND INTANGIBLE ASSETS, NET

      Analysis of the principal components of goodwill related to consolidated subsidiaries:

----------------------------------------------------------------------
(in millions of         France   Rest of  North       Rest of     Total
euros)                            Europe  America     World

Net book value 2000         31        63      670       97        861
Net book value 2001         48       109      746       91        993

Year 2002:
- Existing goodwill         69       158      792      126      1,145
at January 1, 2002
- Bcom3                     52       547    1,162      373      2,134
- Other 2002                30        28     (102)       9        (35)
acquisitions and
foreign exchange
impacts
Total gross book           151       733    1,852      508      3,244
value
Amortization               (36)      (64)     (72)     (44)      (216)
Total net value 2002       115       669    1,780      464      3,028

----------------------------------------------------------------------

CHANGES IN GOODWILL AND OTHER INTANGIBLE ASSETS, GROSS

----------------------------------------------------------------------

(in million of euros)               Gross Value
                         ---------------------------------------------
                           Goodwill Client          Software    Total
                                    relationships   and Other
                         ---------------------------------------------

December 31, 1999               288         14         19         321
----------------------------------------------------------------------
Additions                       646          1         12         659
Disposals                        (1)        (1)         -          (2)
Translation and other            12         (7)         7          12

December 31, 2000               945          7         38         990
----------------------------------------------------------------------
Additions                       168        176          9         353
Disposals                        (6)         0         (2)         (8)
Translation and other            38          1          1          40

December 31, 2001             1,145        184         46       1,375
----------------------------------------------------------------------
Bcom3                         2,134        703         74       2,911
Other additions                  85          0          4          89
Zenith acquisition               12        (20)                    (8)
price finalization
Disposals                        (2)        (1)        (1)         (4)
Translation and other          (130)       (20)        (1)       (150)

December 31, 2002             3,244        847        122       4,213
----------------------------------------------------------------------

CHANGES IN ACCUMULATED GOODWILL AMORTIZATION
AND OTHER INTANGIBLE ASSETS

----------------------------------------------------------------------

(in millions of euros)             Accumulated amortization
                         ---------------------------------------------
---------------------------------------------
                           Goodwill Client          Software    Total
                                    relationships   and Other
                         ---------------------------------------------

December 31, 1999              51        2            11          64
----------------------------------------------------------------------
Additions                      33        1             5          39
Disposals                       -        -            (2)         (2)
Translation and other           -        -             5           5

December 31, 2000              84        3            19         106
----------------------------------------------------------------------
Additions                      63        3             5          71
Disposals                       -        -            (1)         (1)
Translation and other           5       (1)            4           7

December 31, 2001             152        5            27         183
----------------------------------------------------------------------
Bcom3                          14        5            45          64
Other additions                70        6             6          82
Disposals                      (1)       -            (2)         (3)
Translation and other         (19)      (1)           (1)        (21)

December 31, 2002             216       15            75         306
----------------------------------------------------------------------

4.    PROPERTY AND EQUIPMENT, NET

CHANGES IN GROSS PROPERTY AND EQUIPMENT

----------------------------------------------------------------------

(in millions of euros)                 Gross Book Value
                         ---------------------------------------------
                              Land and          Other          Total
                              Buildings
                         ---------------------------------------------

December 31, 1999                    49            267           316
adjusted
----------------------------------------------------------------------
Impact of acquisitions               15            391           406
Additions                             8             83            91
Disposals                            (2)           (30)          (32)
Translation and other                 4             (1)            3

December 31, 2000                    74            710           784
----------------------------------------------------------------------
Impact of acquisitions                -             29            29
Additions                             2             97            99
Disposals                             -            (73)          (73)
Translation and other                (2)            17            15

December 31, 2001                    74            780           854
----------------------------------------------------------------------
Impact of acquisitions              138            461           599
Additions                             -             74            74
Disposals                            (2)           (83)          (85)
Translation and other               (14)           (98)         (112)

December 31, 2002                   196          1,134         1,330
----------------------------------------------------------------------

      LAND AND BUILDINGS. At December 31, 2002, the net book value of land and buildings of which Publicis holds full ownership is e52 million.

      The Group's principal real property asset is its corporate headquarters located at 133 avenue des Champs-Elysees in Paris. This seven-story building comprises about 12,000 square meters of office space primarily occupied by Group companies and 1,500 square meters of commercial property occupied by the Champs-Elysees Drugstore (the Drugstore) and two public cinemas. A major renovation program of the Drugstore and movie theater complex was started on December 30, 2001.

      The parent company, Publicis Groupe S.A., owns four floors of a building occupied by Metrobus at 15 rue du Dome in Boulogne, a suburb of Paris. Publicis also has a capital lease contract expiring in 2007 for the two other floors in this building. Following the acquisition of Saatchi & Saatchi, the Group also owns a six-story building located at 30 rue Vital Bouhot in Neuilly-sur- Seine, a suburb of Paris, comprising approximately 5,660 square meters of office space which is for the most part occupied by Group companies.

      Outside France, Publicis agencies own buildings in Brussels, Amsterdam, Lisbon, Lima, and Seoul, comprising a total of 14,000 square meters, all in city center locations.

      OTHER PROPERTY AND EQUIPMENT. The Group has significant information systems equipment dedicated to the creation and production of advertising, the management of media buying, and administrative functions. Publicis Technology, the Group's computer services and electronic communications subsidiary, owns significant amounts of conventional computer and information systems equipment as well as equipment for new media and technologies. In addition, gross property and equipment includes e71 million (e17 million net book value) of billboards and furniture and fixtures belonging to the Group's outdoor display companies, principally Publex in the Netherlands and Metrobus, a sales unit specializing in public transportation advertising space.

ASSETS UNDER CAPITAL LEASES

      The net book value of these assets recorded in the consolidated balance sheet is e129 million at December 31, 2002.

      The principal assets capitalized are two floors of the office building located in rue du Dome in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago. Leo Burnett's capital lease contract represents a gross value of e123 million depreciable over 40 years, related to the use of an office building located at 35 West Wacker Drive, Chicago (United States).

CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY AND EQUIPMENT

----------------------------------------------------------------------

(in millions of euros)            Accumulated depreciation
                        ----------------------------------------------
                             Land and           Other          Total
                             Buildings
                        ----------------------------------------------

December 31, 1999                 10            177             187
adjusted
Impact of acquisitions             5            239             244
Additions                          1             52              53
Disposals                         (2)           (27)            (29)
Translation and other              1             (2)             (1)

December 31, 2000                 15            439             454
Impact of acquisitions             -             20              20
Additions                          2             76              78
Disposals                          -            (61)            (61)
Translation and other              2             10              12

December 31, 2001                 19            484             503
Impact of acquisitions             3            254             257
Additions                          4             93              97
Disposals                         (1)           (62)            (63)
Translation and other             (4)           (59)            (63)

December 31, 2002                 21            710             731

5.    INVESTMENTS AND OTHER FINANCIAL ASSETS, NET

----------------------------------------------------------------------

(in millions of euros)                       December 31
                                 -------------------------------------
                                        2002        2001         2000
                                 -------------------------------------
Investments in non-consolidated           32          37           37
affiliates
Investments accounted for by              33           8            7
the equity method
Advances to affiliates                    31          15           19
Other financial assets, gross             52          33           32
Gross book value                         148          93           95
----------------------------------------------------------------------
Provisions for investments and           (17)        (18)          (6)
financial assets
Net book value                           131          75           89
----------------------------------------------------------------------

LIST OF INVESTMENTS IN NON-CONSOLIDATED ENTITIES AT DECEMBER 31, 2002

----------------------------------------------------------------------

(in millions of              % of        Gross        Net      Market
euros)                       ownership   value        value    value
----------------------
Interpublic Group            1.4%        20           20       71
(IPG)
Other                        -           12           12        -
Total                                    32           32
----------------------------------------------------------------------

Summary data on IPG (consolidated figures):

----------------------------------
(in millions of dollars)     2001
                          --------
Revenues                    6,726
Net income                   (505)
Shareholders' equity at     1,979
December 31
----------------------------------

6.    INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

      Investments accounted for by the equity method at December 31, 2002 totaled e33 million (at December 31, 2001: e8 million; at December 31, 2000: e7 million). The variation during fiscal year 2002 breaks down as follows:

--------------------------------------
(in millions of euros)
Total at January 1, 2002          8
New acquisitions (1)             24
Group share of earnings from      3
2002 acquisitions
Dividends paid in 2002           (2)
Total at December 31, 2002 (1)   33
--------------------------------------

(1) relates mainly to the equity stake in Bartle Bogle Hegarty (BBH), which amounts to e18 million at December 31, 2002.

7.    INVENTORYAND COSTS BILLABLE TO CLIENTS

----------------------------------------------------------------------

(in millions of                       December 31
euros)
                   ---------------------------------------------------
                               2002             2001             2000
                   ---------------------------------------------------
Gross book value                298              199              129
----------------------------------------------------------------------
Provision for                    (3)              (4)               -
depreciation
Net book value                  295              195              129
----------------------------------------------------------------------

8.    ACCOUNTS RECEIVABLE

----------------------------------------------------------------------

(in millions of euros)                    December 31
                          --------------------------------------------
                                    2002           2001         2000
Trade accounts receivable          3,716          1,874        1,793
Notes receivablez                     15             19            9
Gross book value                   3,731          1,893        1,802
----------------------------------------------------------------------
Allowance for doubtful               (68)           (48)         (32)
accounts
Net book value                     3,663          1,845        1,770
----------------------------------------------------------------------

      All accounts receivable are due within one year.

      Note: For situations in which Publicis buys media space as an agent on behalf of its clients in France (transactions for which there is no income statement impact), the related accounts receivable are recorded in "Other receivables" in the balance sheet.

9.    OTHER RECEIVABLES

----------------------------------------------------------------------

(in millions of euros)                     December 31
                                 -------------------------------------
                                               2002              2001
Taxes receivable                                107                68
Receivables on agency                            79                75
transactions
Advances to suppliers                            45                30
Other receivables                               200               171
Prepaid expenses and other                       95                68
Gross book value                                526               412
----------------------------------------------------------------------
Provision                                        (4)               (1)
Net book value (excluding                       522               411
deferred tax assets)
----------------------------------------------------------------------
Deferred tax assets, net                        429                28
Net book value (including                       951               439
deferred tax assets)
----------------------------------------------------------------------

      Other receivables are due within one year, with the exception of deferred tax assets.

      Deferred tax assets at December 31, 2002 include e205 million related to restructuring and vacant property provisions set aside in respect of the Bcom3 acquisition.

10.   OCEANE REDEMPTION PREMIUM

      The gross amount of the OCEANE redemption premium at December 31, 2002 is e239 million. The redemption premium is amortized under the actuarial method over the 16-year term of the bond. At December 31, 2002, accumulated amortization of the premium stood at e12 million.

11.   MARKETABLE SECURITIES

     The net book value of the portfolio of marketable securities at December 31, 2002 is e342 million, consisting primarily of money market funds, mutual funds, certificates of deposit and bonds, with the stock market value of listed securities being very slightly higher than the historic value. At December 31, 2001, treasury stock was included under this caption in the amount of e136 million. Following the change in the function of the treasury stock in 2002, treasury shares held by Publicis at December 31, 2002 has been deducted from shareholders' equity.

12.   SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------

              (in millions of euros)
Number of                                    Capital  Additional          Total
shares                                        stock      paid-in  Shareholders'
                                                         capital         equity
                                                             and
                                                        retained
                                                        earnings
138,219,819   December 31, 2000 before           53        280           333
               impact of treasury stock
(871,309)     Treasury stock at December 31,      -        (34)          (34)
               2000
137,348,510   December 31, 2000 after impact     53        246           299
               of treasury stock
1,380,177     Publicis Groupe S.A. capital        1          -             1
               increase
              Impact on nominal share price       2         (2)            -
               of conversion to euros
              Dividends paid by Publicis          -        (28)          (28)
               Groupe S.A.
              Translation adjustment              -          0             0
              Impact of S&S acquisition -
               Article 215 derogatory method      -        (37)          (37)
              Saatchi & Saatchi additional
               acquisition cost resulting         -       (195)         (195)
               from the probable payment of
               CVR
              Revaluation of the share in
               Zenith (50%), previously           -         60            60
               equity accounted
 871,309      Change in treatment of              -         34            34
               treasury stock
              Other                               -         (2)           (2)
              Consolidated net income, Group      -        151           151
               interest
139,599,996   December 31, 2001                  56        227           283
56,481,133    Publicis Groupe S.A. capital       22        968           990
               increase
              ORANE issue - fair value            -        495           495
              Dividends paid by Publicis
               Groupe S.A. (including             -        (32)          (32)
               dividends paid in respect of
               ORANE)
              Translation adjustments             -        (48)          (48)
              Adjustment in the allocation
               of the Zenith purchase price       -        (16)          (16)
               (50% stake), previously
               equity accounted
              Additional amount in respect
               of CVR expired in March            -         (1)           (1)
              Other                               -         (1)           (1)
              Consolidated net income, Group      -        147           147
               interest
196,081,129   December 31, 2002 before
               neutralization of treasury        78      1,739         1,817
               stock
(12,790,600   Neutralization of treasury
               stock existing at December         -       (316)         (316)
               31, 2002
183,290,529   December 31, 2002 after
               neutralization of treasury        78      1,423         1,501
               stock
------------------------------------------------------------------------------

      CAPITAL INCREASE. The capital increase was recorded at fair value at the date of acquisition: e990 million (please refer to Note 2.2).

      ORANES. As consideration for the Bcom3 acquisition, Publicis issued 1,562,500 ORANEs with a face value of e858 million. This issue was recognized under shareholders' equity at fair value at the date of acquisition, i.e., e495 million (please refer to Note 2.2).

      NEUTRALIZATION OF EXISTING TREASURY STOCK AT DECEMBER 31, 2002. Following the decision to cease reserving all treasury stock for employee stock allocation programs, treasury stock held in the portfolio at year-end has been deducted from shareholders' equity.

      The following table shows the movements in treasury stock during 2002:

----------------------------------------------------------------------

(in millions of euros, except
number of shares)
                                   -----------------------------------
                                   Number      Gross   Provision      Net
                                       of       book    for          book
                                   shares      value   depreciation value
                                                  on
                                             balance
                                               sheet
                                   -----------------------------------
Treasury stock held at December    4,630,427     138      (2)     136
31, 2001
2002 purchases at an average       8,225,213     182       -      182
price per share of e22.14
Options exercised                    (65,040)     (2)      -       (2)
Treasury stock held at December   12,790,600     318      (2)     316
31, 2002
----------------------------------------------------------------------

      Following the change in the function of treasury stock, any provision recognized in respect of these shares in the income statement since this change became effective is restated on consolidation as a deduction to shareholders' equity.

      IMPACT OF THE SAATCHI & SAATCHI ACQUISITION. This acquisition of Saatchi & Saatchi, which was completed in 2000, was treated in accordance with the derogatory method under article 215 of Rule 99-02 of the CRC which permits Publicis to substitute the value of the net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. As a result, no goodwill on acquisition has been recognized in the balance sheet in respect of this acquisition. The total impact of this treatment represents a reduction of e431 million in shareholders' equity. Had the derogatory method not been applied, this acquisition would have led to the recognition of e2,313 million in goodwill and a corresponding annual amortization charge (over a 40-year period) of e58 million.

      IMPUTATION OF GOODWILL TO SHAREHOLDERS' EQUITY. Over the last 10 years, the only significant imputation of goodwill to shareholders' equity related to the acquisition of Groupe FCA, for which goodwill of e54 million was recognized. This goodwill, which related to all of the subsidiaries of the FCA network, would have been amortized over periods ranging from 10 to 40 years.

13.   MINORITY INTERESTS

----------------------------------------------------------------------

(in millions of euros)                                         Retained
                                                               earnings
                                                               -------
December 31, 1999                                                  51
----------------------------------------------------------------------
2000 movements                                                     26
December 31, 2000                                                  77
----------------------------------------------------------------------
Dividends paid by subsidiaries to minority interest               (25)
Consolidated net income for the period, minority interest          19
Minority interest (25%) in Zenith's negative equity position       (9)
at the date of the additional 25% purchase
Minority interest (25%) in the revaluation of Zenith assets        30
Other                                                              (3)
December 31, 2001                                                  89
----------------------------------------------------------------------
Acquisition impacts                                                19
Dividends paid by the subsidiaries to minority interest           (26)
Consolidated net income for the period, minority interest          29
Zenith acquisition price allocation adjustment                     (9)
Translation adjustment and other impacts                           (2)
December 31, 2002                                                 100
----------------------------------------------------------------------

14.   PROVISIONS FOR CONTINGENCIES AND CHARGES

----------------------------------------------------------------------

(in millions
of euros)
                Pensions Legal Deferred Client Restruc- Zenith   Vacant Other Total
                     and            tax  risks   turing equity property
                   other       liabili-                 method
                   post-           ties
              employment
                benefits
              ---------------------------------------------------------------------

December 31,         26     5        -      2      3       -       6     28    70
1999
-----------------------------------------------------------------------------------
Impact of             8     6        -      -     12      16      75      -   117
acquisitions
Additions             5     3        -      6      -       3       2     16    35
Reversals            (4)   (1)       -     (2)    (5)      -      (9)   (20)  (41)
Translation           2     -        -      -      -       -     (10)    (4)  (12)
and other

December 31,         37    13        -      6     10      19      64     20   169
2000
-----------------------------------------------------------------------------------
Impact of             3     -        -      -      -     (19)      -      6   (10)
acquisitions
Additions             8     3       10      -      9       -       4     14    47
Reversals            (5)   (3)      (2)     -     (4)      -      (9)   (16)  (39)
Translation          12     1        6     (3)    (1)      -       -      3    18
and other
Other                14     -       52      -      4       -      10      -    80

December 31,         69    14       66      3     18       -      69     27   266
2001
-----------------------------------------------------------------------------------
Impact of           174    25      211      -    262       -     250     93  1015
acquisitions
Additions            32    14        8      -      5       -      (5)    20    74
Reversals           (30)  (15)      (8)     -    (16)      -     (12)   (31) (112)
Translation         (11)   (2)     (30)     -    (12)      -     (18)     -   (73)
and other
Other                 -    (1)       -      -      -       -       -      -    (1)

December 31,        234    35      247      3    257       -     284    109  1169
2002
-----------------------------------------------------------------------------------

      DEFERRED TAX LIABILITIES. This account includes the tax impact of the revaluation of intangible assets when the Zenith (e45 million) and Bcom3 (e123 million) acquisitions were made, together with the OBSA fair value adjustment (e73 million).

      RESTRUCTURING PROVISIONS. Restructuring provisions represent primarily an estimation of the costs relating to the closure or restructuring of certain activities resulting from plans that were announced but not as yet executed at December 31, 2002 (principally severance pay).

      VACANT PROPERTY PROVISIONS. Vacant property provisions consist primarily of a reserve recorded at Saatchi & Saatchi to cover future losses related principally to the lease contract for the building at 375 Hudson Street in New York (e43 million at December 31, 2002), together with a provision of e242 million recorded in connection with the Bcom3 acquisition, including e109 million related to property located in the City of New York.

15.   BANK BORROWINGS AND OVERDRAFTS

----------------------------------------------------------------------
              (in millions of euros)
              -------------------------------------------------------
Number of                                              December 31
securities
                                                    2002   2001   2000
                                                   --------------------
    20,000    Bond exchangeable into IPG shares      200    200      -
              - 2% - January 2007
17,624,521    OCEANE - 2.75% - January 2018          690      -      -
              -  OCEANE - January 2018 - redemption  239      -      -
              premium
 2,812,500    OBSA - 2.75% - September 2022 -        449      -      -
              bond component (1)
28,125,000    OBSA - equity warrants with an         197      -      -
              exercise price of e30.5 (2)
              Accrued interest                        13      -      -
              Other loans and short-term credit      303    549    630
              lines
              Bank overdrafts                        490    316    266
              Obligations under capital leases       181      4      5
              Total                                2,762  1,069    901
----------------------------------------------------------------------

(1) The value of the bond component of the OBSA corresponds to the present value of the former, using a discount rate of 8.5%.
(2) The amount of e197 million corresponds to the fair value of the warrants at the acquisition date.

Net debt, after deducting cash and marketable securities, comes to:

---------------------------------------------------------------------
 (in millions of euros)                            December 31
                                                2002    2001    2000
                                             ------------------------
Net financial debt                             1,330     270     372
---------------------------------------------------------------------

      Net debt is calculated after deducting the OCEANE redemption premium (asset). Moreover, treasury stock previously included under marketable securities, and thus deducted from net debt at December 31, 2001, is now deducted from shareholders' equity.

ANALYSIS BY DATE OF MATURITY

---------------------------------------------------------------------
(in millions of euros)                             December 31
                                                2002    2001    2000
                                             ------------------------
Due in less than one year                        751     758     721
Due in one to five years                          93     103     180
Due in more than five years                    1,918     208       -
Total                                          2,762   1,069     901
---------------------------------------------------------------------

ANALYSIS BY CURRENCY

---------------------------------------------------------------------
(in millions of euros)                             December 31
                                                2002    2001    2000
                                             ------------------------
Euros                                          1,883     592     446
US dollars                                       699     328     360
Other currencies                                 180     149      95
Total                                          2,762   1,069     901

      ANALYSIS BY TYPE OF INTEREST RATE. Financial debt comprises fixed-rate borrowings (which account for two-thirds of total borrowings at December 31, 2002) for which the average interest rate in 2002 was 3.4% (this rate takes into account the additional interest expense arising from discounting the OBSA bond component to present value). After taking into account the variable-rate portion of the debt (one-third of total borrowings at December 31, 2002), the average interest rate borne by Publicis at December 31, 2002 is 3.3%.

16.   INCOME TAXES

ANALYSIS OF INCOME TAX EXPENSE

---------------------------------------------------------------------
(in millions of euros)                              December 31
                                                2002     2001   2000
                                             ------------------------
Current income tax expense                      (145)    (78)    (97)
Deferred income tax expense                       13      (1)      1
Income tax on income of consolidated            (132)    (79)    (96)
companies
---------------------------------------------------------------------

EFFECTIVE TAX RATE

The effective tax rate is as follows:

----------------------------------------------------------------------
(in millions of euros)                              December 31
                                                2002     2001    2000
                                               -----------------------
Income of consolidated companies before taxes     398     304     283
and goodwill amortization
French statutory tax rate                      34.33%  35.33%   37.8%
----------------------------------------------------------------------
Expected tax expense:                           (137)   (107)   (107)
Impact of:
- income of subsidiaries taxed at different       (2)     (3)       5
rates
- income taxes at reduced rates                     0       1       2
- utilization of deferred tax asset on             28      37       8
operating losses
- provisions on deferred tax assets              (17)    (31)       -
- permanent differences                           (4)      25     (4)
----------------------------------------------------------------------
Tax expense recorded in the statement of        (132)    (78)    (96)
income:
Effective tax rate                                33%  26%(1)     34%
----------------------------------------------------------------------

(1) Excluding gain on the disposal of Optimedia, the effective tax rate for 2001 is 32%.

      Publicis' subsidiaries carry a substantial amount of tax loss carry-forward, in respect of which, given the uncertainties surrounding their limited potential to be utilized and given that they are set to expire within a relatively short period, a deferred tax credit has not been recognized as an asset in the consolidated balance sheet. These tax loss carryforward totals approximately e500 million at December 31, 2002.

      DEFERRED TAXES. Deferred tax assets and liabilities are included in the following balance sheet line items:

----------------------------------------------------------------------
(in millions of euros)                             December 31
                                                2002    2001    2000
                                             ------------------------
Other receivables:
- short-term portion                             155      25      11
- long-term portion                              274       3       4
Total deferred tax assets                        429      28      15
---------------------------------------------------------------------
Accrued expenses and other liabilities:
- short-term portion                             (14)     (1)     (1)
- long-term portion                             (233)    (65)      -
Total deferred tax liabilities                  (247)    (66)     (1)
---------------------------------------------------------------------
Deferred tax assets (liabilities), net           182     (38)     14
---------------------------------------------------------------------

SOURCES OF DEFERRED TAXES

-----------------------------------------------------------------------
(in millions of euros)                              December 31
                                                  2002    2001      2000
                                             ----------------------------
Deferred tax assets arising from temporary         425      25        12
differences
Deferred tax assets arising from operating           4       3         3
loss carry-forwards
Total deferred tax assets                          429      28        15
-------------------------------------------------------------------------
Deferred tax liabilities arising from               (5)    (14)       (1)
temporary differences
Deferred tax liabilities attributable to          (242)    (52)        -
asset revaluation
Total deferred tax liabilities                    (247)    (66)       (1)
-------------------------------------------------------------------------
Deferred tax assets (liabilities), net             182     (38)       14
-------------------------------------------------------------------------

17.   ACCOUNTS PAYABLE

      The line "Accounts payable" includes all trade accounts payable (including notes payable and accrued purchases) related to the purchase of goods and services, except for purchases of media space in France under the Sapin Law (Loi Sapin), which are included in "Accrued expenses and other liabilities". These liabilities are payable within one year.

18.   ACCRUED EXPENSES AND OTHER LIABILITIES

---------------------------------------------------------------------
(in millions of euros)                             December 31
                                                2002    2001    2000
                                             ------------------------
Corporation taxes payable                        139      62      44
Payables related to agency transactions          117     119     119
Other liabilities                                101      35      79
Advances received                                202     208     156
Other payables                                   915     631     646
Deferred revenues and other liabilities          140      62      50
Contingent Value Rights payable by Publicis        -     195       -
Total                                          1,614   1,314   1,094
---------------------------------------------------------------------

      The majority of liabilities at December 31, 2002 are payable within one year.

19.   OFF-BALANCE SHEET COMMITMENTS

CONTRACTUAL COMMITMENTS

-------------------------------------------------------------------------
(in millions of euros)                         Falling due
                                Total  Within       One to    More than
                                          one       five           five
                                         year       years         years
                            ---------------------------------------------
Commitments given
Rental contracts                1,749     233         771          745
Commitments and options to
  repurchase minority             232     174          52            6
  interest (1)
Commitments to divest               8       8           -            -
  equity investments
Other long term commitments        12      12           -            -
Total                           2,001     427         823          751
-------------------------------------------------------------------------

(1) According to the terms of the agreement signed with Cordiant in September 2001, Publicis holds a put option over Cordiant's 25% stake in Zenith Optimedia Group, as well as a call option. The exercise price will be determined by applying to the results of Zenith Optimedia Group a multiple calculated on the basis of the average price earnings ratio of Publicis and Cordiant. The floor price of the 25% stake held by Cordiant has been fixed at (pound)75 million (e115 million on the basis of the share price at December 31, 2002) payable in cash.

      With the exception of the reciprocal commitment related to Zenith Optimedia, most commitments relate to standard call options, the value of which has been estimated on the basis of contractual clauses and the latest available data.

      Financial debt and finance lease contracts are analyzed by due date in
Note 15 above.

OTHER COMMERCIAL COMMITMENTS

--------------------------------------------------------------------------
(in millions of euros)                      Amounts by due date
                                Total    Within     One to     More than
                                            one       five          five
                                           year      years         years
                            ----------------------------------------------
Commitments received
Unused credit lines               815       815          -         -
Commitments given
Other commercial                   25        25          -         -
commitments
Total                             840       840          -         -
--------------------------------------------------------------------------

COMMITMENTS RELATED TO BORROWINGS

o BONDS EXCHANGEABLE INTO IPG SHARES - 2% JANUARY 2007. These debentures issued provides for the possibility for bondholders to request that their bonds be exchanged for a number of Interpublic Group securities representing a 30%-premium with respect to the reference price (i.e., an exchange price of USD 36.74), with each bond granting the right to 244.3 IPG shares.

      Thus, in the event of an exchange request from June 30, 2003 forward, Publicis may be called upon to deliver a maximum of 4,885,950 Interpublic Group shares in order to repay the loan.

      However, the company reserves the right to make payments in cash rather than in shares.

o OCEANES - 2.75% ACTUARIAL - JANUARY 2018. Under the terms of the OCEANE, bondholders may request that bonds be converted, at the rate of one share for each bond, at any time from January 18, 2002 until the seventh business day before the maturity date (January 2018). The company therefore has a commitment to deliver 17,624,521 shares which may, at Publicis' discretion, either be new shares to be issued or existing shares held in its portfolio.

      At December 31, 2002, there are no significant pledges or guarantees, nor any other significant off-balance sheet commitments, as defined by applicable accounting standards.

20    EMPLOYEE COMPENSATION AND HEADCOUNT

      Employee compensation includes salaries, benefits, commissions, bonuses, profit sharing and paid vacation. Payroll taxes on salaries are included in general and administrative expenses.

COMPENSATION OF DIRECTORS AND OFFICERS

      Compensation paid to members of the Supervisory Board and the Management Board in 2002 totaled e1.1 million and e5.4 million, respectively. The corresponding figures for 2001 were e1.5 million and e4 million, respectively.

HEADCOUNT:  EVOLUTION AND BREAKDOWN

----------------------------------------------------------------------
(in millions of                       December 31
euros)
                         2002             2001             2000
                   ---------------------------------------------------
By geographic
region:
- France                3,810            3,521            3,411
- Rest of Europe       10,417            6,183            5,493
- Nor th America       11,409            6,372            6,954
- Rest of World        10,045            4,516            4,482
Total                  35,681           20,592           20,340
----------------------------------------------------------------------
By segment:
- Communication        33,856           19,373           19,133
- Media                   897              823              828
- Other activities        928              396              379
Total                  35,681           20,592           20,340
----------------------------------------------------------------------

-----------------------------
Breakdown by function
(%)
                          ------
Sales                       22%
Creative development        17%
Production and              15%
specialized staff
Media and research          21%
Administration/Management   17%
Other                        8%
Total                      100%
--------------------------------

21.   OTHER OPERATING EXPENSES

      Other operating expenses represent all of the external charges other than purchases of production and media. They principally include taxes (other than income taxes) and additions to and reversals of provisions.

22.   DEPRECIATION AND AMORTIZATION EXPENSE

----------------------------------------------------------------------
(in millions of euros)                                2002 2001  2000
                                                      ----------------
Amortization expense on other intangible assets          7    6     6
(excluding goodwill)
Depreciation expense on property and equipment          97   77    53
----------------------------------------------------------------------
Depreciation and amortization of other intangible      104   84    59
assets and property and equipment
Goodwill amortization                                   93   65    33
Total depreciation and amortization expense            197  149    92
----------------------------------------------------------------------

      The "Goodwill amortization" line also includes the amortization of purchase price discrepancies allocated to intangible assets.

23.   NET FINANCIAL COSTS

----------------------------------------------------------------------
(in millions of euros)
                                         2002        2001        2000
                                  ------------------------------------
Interest and other financial              (26)        (27)        (13)
costs, net
Foreign currency losses, net               (5)         (4)         (2)
Dividends received from                     4           3           4
non-consolidated affiliates
Accrued losses on treasury stock           (1)         (2)          -
Total                                     (28)        (30)        (11)
----------------------------------------------------------------------

24.   EXCEPTIONAL ITEMS

      Exceptional items for 2002 can be broken down as follows:

----------------------------------------
(in millions of euros)             2002
                                  ------
Cessation of activity and other      (7)
exceptional losses
Capital gains on disposal             4
Total exceptional expenses           (3)
----------------------------------------

      In 2001, exceptional items comprised the capital gain on disposal of 25% in Optimedia made under the terms of the agreements signed in September 2001 with Cordiant Communications Group. This capital gain was offset by exceptional expenses.

      In 2000, exceptional income consists of the gain on sale (net of tax) of a non-consolidated investment.

25.   BASIC AND DILUTED EARNINGS PER SHARE

      Basic earnings per share amounted to e0.99 in 2002, versus e1.09 per share in 2001 and e1.18 per share in 2000. The weighted average number of shares outstanding for the calculation of diluted earnings per share amounted to 171,025,567 shares for 2002.

      The corresponding diluted earnings per share was e0.97 per share in 2002, versus e1.08 per share in 2001 and e1.15 per share in 2000.

26.   SEGMENT INFORMATION

INFORMATION BY GEOGRAPHIC REGION

----------------------------------------------------------------------
(in millions of euros)        France    Rest    North  Rest of   Total
                                          of  America    World
                                      Europe
                             -----------------------------------------

2002
Reconstitued billings          1,885   7,047    13,044   2,769  24,745
Revenues                         381     862     1,295     388   2,926
Operating income                  63     120       213      33     429
Operating income before
  depreciation
  and amortization                77     148       261      47     533
Net income after tax, group
  interest*                       14      63       150      10     237
Goodwill, property and
  equipment and
  intangible assets, net         191     882     2,904     528   4,505
----------------------------------------------------------------------

2001
Reconstitued billings          1,812   4,573     8,120   2,162  16,667
Revenues                         383     714     1,035     302   2,434
Operating income                  66     110       137      29     342
Net income after tax, group
  interest*                       22      65       101      12     200
Goodwill, property and
  equipment and
  intangible assets, net         114     297     1,001     131   1,543
----------------------------------------------------------------------

2000
Reconstitued billings          1,730   3,551     5,043   1,482  11,806
Revenues                         342     536       688     204   1,770
Operating income                  72      97        83      23     275
Net income after tax, group
  interest*                       38      58        46       9     151
Goodwill, property and
  equipment and intangible
  assets, net                     85     172       818     139   1,214
----------------------------------------------------------------------

* before goodwill amortization and exceptional items

      INFORMATION BY BUSINESS SEGMENT. It is no longer meaningful to present two distinct business segments given the scale of the group's communication division since its acquisition of Bcom3. The Group thus now operates in a single business segment.

      Its operational structure may no longer be represented as comprising a set of companies categorized into distinct segments or businesses. This new structure, which has been in the making for several years, is designed to provide the Group's clients with a global, holistic service offering, which meets all of their communications needs. A segmental analysis of the Group by businesses segment is therefore no longer pertinent.

27. PUBLICIS GROUPE S.A. STOCK OPTION PLANS

1- PUBLICIS OPTIONS

At December 31, 2002, the status of outstanding options--both subscription options and options to purchase existing shares--was as follows:

---------------------------------------------------------------------------------------------------------
e0.40 Par    Option      Grant         Number  Options   Options   Options  Outstanding  Exercise  Expiry
    Value      Type       Date             of  Granted Exercised    Lapsed      Options     Price    Date
    Share                             Options       in        in        in           at   (Euros)
                                    remaining     2002      2002      2002     December
                                       to be                                  31, 2002
                                   Exercised
                                          at
                                     Dec.31,
                                        2001
--------------------------------------------------------------------------------------------------------
Second
   tranche Subscription 02/20/1992    17,700        -    (3,320)  (14,380)          0      7,17     2002
Third
   tranche Subscription 12/15/1992    25,450        -    (3,320)   (22,130)         0      6,88     2002
Fourth
   tranche Subscription 03/22/1994    28,760        -         -          -     28,760      6,37     2004
Fifth
   tranche Subscription 03/30/1995    79,120        -   (20,540)         -     58,580      6,63     2005
Sixth
   tranche Subscription 04/26/1996    67,850        -    (8,090)         -     59,760      4,91     2006
Seventh
   tranche Subscription 03/20/1997    55,770        -    (7,320)         -     48,450      5,63     2007
Eighth
   tranche Subscription 03/11/1998    66,000        -         -          -     66,000      8,66     2008
Ninth
   tranche Subscription 11/4/1998    311,500        -    (3,000)         -    308,500     10,24     2008
Tenth
   tranche Purchase      09/7/2000   100,000        -         -          -    100,000     43,55     2010
Eleventh
   tranche Purchase     04/23/2001   380,000        -         -          -    380,000     33,18     2011
Twelfth
   tranche Purchase     11/26/2001 2,943,135        -         -          -  2,943,135     29,79      (1)
Thirteenth
   tranche Purchase     01/18/2002         -  104,600         -          -    104,600     29,79     2012
Fourteenth
   tranche Purchase     06/10/2002         -    5,000         -          -      5,000     32,43     2012
Fifteenth
   tranche Purchase     07/8/2002          -  220,000         -          -    220,000     29,79     2012
Total
  tranches                         4,075,285  329,600   (45,590)   (36,510) 4,322,785
--------------------------------------------------------------------------------------------------------

(1) Allotment of options is subject to satisfying certain conditions. The options may be exercised within 10 years only after confirmation of the allotment.


2- SAATCHI & SAATCHI OPTIONS

      The existing Saatchi & Saatchi option plans confer a right when exercised to conversion into Publicis shares based on the ratio applied for the exchange of shares when Saatchi & Saatchi was acquired by Publicis (18.252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi shares). The number of shares remaining to be exercised is broken down as follows:

-------------------------------------------------------------------------
       Outstanding          Exercised           Lapsed        Outstanding
   at December 31,             during          in 2002    at December 31,
              2001   fiscal year 2002                                2002
-------------------------------------------------------------------------

           266,046            185,543                0        80,503(1)
-------------------------------------------------------------------------

(1) The latest exercise date for these options ranges between 2003 and 2006. 3-NELSON OPTIONS

      On the acquisition of Nelson, these plans were transformed into Publicis share purchase plans.

      The number of outstanding options at year-end can be broken down as follows:

-------------------------------------------------------------------------
       Outstanding          Exercised           Lapsed        Outstanding
   at December 31,             during          in 2002    at December 31,
              2001   fiscal year 2002                                2002
-------------------------------------------------------------------------
           518,730             65,040         (171,536)        282,154(1)
-------------------------------------------------------------------------

(1) The latest exercise date for these options ranges between 2002 and 2009.

28.   SUBSEQUENT EVENTS

     - Under the terms of their agreements dated April 9, 1998, the merger of Publicis and Somarel is due to occur no later than June 30, 2003. As a result of this merger, Somarel shareholders, who at December 31, 2002 owned 15.8% of the share capital and held 27.5% of the voting rights in Publicis Groupe S.A., will become direct Publicis shareholders.

     - Callable Asset Swap: Under the terms of a structured transaction set up in January 2003, Publicis is committed to repurchase its bonds exchangeable into IPG shares for a nominal amount of e100 million. The principal repurchase parameters are in line with those of the clause allowing the early redemption of the exchangeable bonds at the request of the bondholders. The effective realization of Publicis' bond repurchase is at the option of the transaction counterparty. In respect of this transaction, Publicis expects to receive remuneration indexed to the Euribor interest rate.

          This transaction involves a potential future repurchase of bonds exchangeable into IPG shares. The capital gain generated by the price of the bond being below par at the time of the operation is incorporated into the remuneration rate in the form of a margin enhancement over the Euribor interest rate. The characteristics of the Asset Swap are consistent with those of the exchangeable bonds: the maturity date of the Asset Swap is the same as the put date for bondholders: March 1, 2004. The definitive amount of the asset swap will be less than or equal to e100 million.

29.   RECONCILIATION WITH US GAAP

      The table reconciling earnings and shareholders' equity established according to French and U.S. generally accepted accounting principles (GAAP) will be presented in the 20-F document, to be submitted no later than June 30, 2003 in the United States. The differences between these two accounting methods had the following impact on the accounts at December 31, 2002:

      DETERMINATION OF THE BCOM3 ACQUISITION PRICE. Under French GAAP, the fair value of Publicis shares and of the ORANEs granted to Bcom3 shareholders appearing in the consolidated financial statements is determined by taking the share price at the date of acquisition, i.e., e17.6 on September 24, 2002. Under U.S. GAAP, the share price on the date that the acquisition was announced should be applied, i.e., e36.4.

SAATCHI & SAATCHI ACQUISITION:

     - Treatment of the Saatchi & Saatchi acquisition, in accordance with the French derogatory method (laid down by Article 215 of CRC rule 99-02) or the purchase accounting method under U.S. GAAP;

     - Contingent Value Rights (CVR), stated under French accounting methods at their probable exercise value (maximum CVR value multiplied by the number of CVR outstanding). Under U.S. GAAP, they are recorded at fair value, with subsequent changes in value recorded in the statement of income;

     - Saatchi & Saatchi stock options outstanding. Options that have not been exercised are accounted for under French GAAP at the time they are exercised, whereas under U.S. GAAP they are included in the initial acquisition price.

OTHER ACQUISITIONS

     - Restructuring expenses. Under French GAAP, goodwill includes restructuring expenses related to reorganization programs decided upon at the time of acquisition and quantified in the period up until the year-end following the acquisition year-end. Under U.S. GAAP, the restructuring charge is expensed as incurred in the event that a restructuring plan could not be finalized within one year of the acquisition date;

     - Goodwill arising on the acquisition of FCA in 1993, which was paid for by issuing new shares, was imputed to shareholders' equity. Since U.S. GAAP does not allow for this departure from the principle of treating goodwill as an asset, the goodwill has been recorded as an asset and amortized in accordance with the Group's usual accounting practices;

     - Certain payments made to former employee shareholders following acquisitions are treated as additional acquisition costs under French GAAP. Under U.S. GAAP, the relevant amounts are expensed as incurred if such payments are contingent upon the continuation of the beneficiaries' employment contracts.

      IMPACT OF THE NEW US ACCOUNTING STANDARDS IN RESPECT OF GOODWILL ON ACQUISITION AND OTHER INTANGIBLE ASSETS. Under U.S. GAAP, goodwill on acquisition and other intangible assets with indefinite useful life that are generated on acquisition are no longer amortized as of January 1, 2002 and are subject to impairment tests. An analysis is currently underway that could lead to an exceptional impairment charge in respect of these assets.

      STOCK OPTIONS. According to French GAAP, when stock options are exercised, an increase in share capital and a premium equal to the exercise price must be recorded. Under U.S. GAAP, the difference between fair value and exercise price at the time the options are granted is recorded in the balance sheet and amortized in the statement of income over the vesting period of options.

      MARKETABLE SECURITIES. According to French GAAP, only unrealized losses arising from the difference between balance sheet value and fair value may be recognized; any recorded provision may be reversed in the event of a subsequent rise in the market value of the securities. Under U.S. GAAP, the marketable securities of the kind held by the Group (availablefor- sale securities) are recorded at fair value on the balance sheet and the unrealized gains and losses are recorded in the specific line of the shareholders' equity.

      CLASSIFICATION OF EQUITY WARRANTS. Equity warrants are included in the value of OBSA, which is treated as debt under French GAAP. Under U.S. GAAP, the value of the equity warrant component is reclassified under shareholders' equity.

      PROVISIONS FOR CONTINGENCIES AND CHARGES. Certain double-capacity provisions that were included in goodwill on acquisition under French GAAP are recognized as expenses under U.S. GAAP.

30. LIST OF CONSOLIDATED ENTITIES AT DECEMBER 31, 2002

a) FULLY-CONSOLIDATED COMPANIES

------------------------------------------------------------------------------
Company                % Control    Business      Country   Location
                       -------------------------------------------------------
Publicis                  100.00  Advertising    United   San Francisco,
                                                 States   Seattle, Salt Lake
                                                          City, Boise, Dallas,
                                                          Indianapolis, Los
                                                          Angeles, Chicago,
                                                          New York
Publicis & Hal Riney      100.00  Advertising    United   San Francisco,
                                                 States   Atlanta, New York
Burrell Communications            Advertising    United   Chicago
                                                 States
Publicis Dialog           100.00  Advertising    United   San Francisco,
                                                 States   Seattle, Salt Lake
                                                          City, Dallas,
                                                          Indianapolis, Chicago,
                                                          New York
Nelson Communications     100.00  Advertising    United   New York
                                                 States
Frankel                   100.00  Advertising    United   Chicago
                                                 States
Fallon                    100.00  Advertising    United   Minneapolis
                                                 States
Winner & Associates        60.00  Advertising    United   Los Angeles
                                                 States
Publicis Canada            70.00  Advertising    Canada   Montreal, Toronto
Publicis Norton            60.00  Advertising    Brazil   Sao Paulo, Brasilia,
                                                          Porto Alegre, Rio de
                                                          Janeiro
Publicis Conseil           99.61  Advertising    France   Paris
Mundocom                   99.93  Advertising    France   Paris
Publicis Dialog           100.00  Advertising    France   Paris
Media System               94.96  Advertising    France   Paris
Publicis Consultants      100.00  Advertising    France   Paris
Carre Noir                 97.75  Advertising    France   Paris
Publicis Consultants      100.00  Advertising    France   Paris
Ecocom
Publicis Deutschland      100.00  Advertising    Germany  Frankfurt, Berlin
Publicis Dialog            90.05  Advertising    Germany  Frankfurt, Hamburg
BMZ                       100.00  Advertising    Germany  Dusseldorf
Publicis Komunikation     100.00  Advertising    Germany  Erlangen, Munich
Agentur

------------------------------------------------------------------------------
Company                % Control    Business      Country  Location
                       -------------------------------------------------------
Publicis Wien             100.00  Advertising     Austria  Vienna
Publicis Belgium          100.00  Advertising     Belgium  Brussels
Publicis Denmark           80.00  Advertising     Denmark  Copenhagen
Publicis Espana           100.00  Advertising     Spain    Madrid, Barcelona,
                                                           Seville, Valencia,
                                                           Alicante
Publicis Casadevall y      85.00  Advertising     Spain    Barcelona, Madrid
Publicis                   64.72  Advertising     Finland  Helsinki
International Oy
Publicis Hellas           100.00  Advertising     Greece   Athens
Publicis Hungary          100.00  Advertising     Hungary  Budapest
Publicis Italia           100.00  Advertising     Italy    Milan, Rome
Publicis Amsterdam        100.00  Advertising     Nether-
                                                  lands    Amsterdam
Publicis Pologne           85.00  Advertising     Poland   Warsaw
Publicis Portugal          90.00  Advertising     Portugal Lisbon
BMZ/Park                   72.09  Advertising     Portugal Lisbon
Publicis UK               100.00  Advertising     United   London
                                                  Kingdom
The Triangle Group        100.00  Advertising     United   London
                                                  Kingdom
Publicis Zurich            90.00  Advertising     Switzer-
                                                  land     Zurich
Publicis                  100.00  Advertising     Austra-
                                                  lia      Brisbane, Melbourne,
                                                           Sydney
Publicis Mojo             100.00  Advertising     New
                                                  Zealand  Auckland
Publicis Ad Link           60.00  Advertising     China,   Beijing, Hong Kong,
                                                  Hong     Shanghai, Canton,
                                                  Kong     Chengdu
Publicis Welcomm           60.00  Advertising     Korea    Seoul
Publicis Japan            100.00  Advertising     Japan    Tokyo
Publicis Wet Desert        70.00  Advertising     Malaysia Kuala Lumpur
Publicis Philippines       65.63  Advertising     Philip-
                                                  pines    Manila
Publicis Eureka            60.00  Advertising     Singa
                                                  pore     Singapore
Publicis Taiwan           100.00  Advertising     Taiwan   Taipei
Publicis Thailand          50.00  Advertising     Thailand Bangkok
Publicis Cape Town         84.30  Advertising     South
                                                  Africa
Publicis Johannesburg     100.00  Advertising     South    Cap Town
                                                  Africa   Johannesburg
Publicis Ariely            75.00  Advertising     Israel   Tel Aviv
Publicis Graphics          60.00  Advertising     Lebanon, Beirut,
                                                  Jordan,  Amman,
                                                  Bahrain, Bahrain,
                                                  Egypt,   Le Caire,
                                                  United   Dubai,
                                                  Arab     Jeddah,
                                                  Emirates Riyadh,
                                                  Saudi    Kuweit,
                                                  Arabia,  Istanbul
                                                  Kuwait,
                                                  Turkey
Saatchi&Saatchi North     100.00  Advertising     United    New York
America                                           States
Klemtner Advertising      100.00  Advertising     United    New York
                                                  States
Rowland-Rochester         100.00  Advertising     United    New York
(SSBC)                                            States
Saatchi & Saatchi         100.00  Advertising     Canada    Toronto
Canada
Finance FNazca             51.00  Advertising     Brazil    Sao Paulo
Publicidade Brazil
Saatchi&Saatchi           100.00  Advertising     Australia Sydney
Advertising Pty
Saatchi&Saatchi New       100.00  Advertising     New
Zealand                                           Zealand   Wellington
Saatchi&Saatchi Great
Wall Advertising Co        51.00  Advertising     China     Beijing
Saatchi&Saatchi Japan      66.67  Advertising     Japan     Tokyo
Saatchi&Saatchi            80.00  Advertising     Malaysia  Petaling Jaya
Malaysia
Saatchi&Saatchi           100.00  Advertising     Singapore Singapore
Singapore
Saatchi&Saatchi           100.00  Advertising     Taiwan    Taipei
Taiwan
Saatchi&Saatchi           100.00  Advertising     Thailand  Bangkok
Thailand
Saatchi&Saatchi           100.00  Advertising     Vietnam   Ho Chi Minh
Vietnam                                                     city
Saatchi&Saatchi           100.00  Advertising     Germany   Frankfurt
Germany
Saatchi&Saatchi           100.00  Advertising     Austria   Vienna
Austria
Saatchi&Saatchi           100.00  Advertising     Belgium   Brussels
Belgium
Saatchi&Saatchi           100.00  Advertising     Denmark   Copenhagen
Denmark
Saatchi&Saatchi Spain     100.00  Advertising     Spain     Madrid

--------------------------------------------------------------------------------
Company                % Control    Business     Country      Location
                       ---------------------------------------------------------
Saatchi&Saatchi           100.00  Advertising    France       Paris
France
Saatchi&Saatchi           100.00  Advertising    Hungary      Budapest
Hungary
Saatchi&Saatchi Italy     100.00  Advertising    Italy        Rome, Milan
Saatchi&Saatchi           100.00  Advertising    Netherlands  Amstelveen
Holland
Saatchi&Saatchi           100.00  Advertising    Portugal     Lisbon
Portugal
The Facilities Group       70.00  Advertising    United       London
                                                 Kingdom
Saatchi&Saatchi UK        100.00  Advertising    United       London
                                                 Kingdom
Leo Burnett USA, Inc.     100.00  Advertising    United       Illinois
                                                 States
Capps Digital LLC         100.00  Advertising    United       Illinois
                                                 States
Ileo Inc                  100.00  Advertising    United       Illinois
                                                 States
Leo Burnett Company       100.00  Advertising    Canada       Toronto
Ltd.
Leo Burnett Pty Ltd       100.00  Advertising    Australia    Sydney
Leo Burnett S.A. de       100.00  Advertising    Mexico       Mexico
C.V.
Leo Burnett Venezuela     100.00  Advertising    Venezuela    Caracas
C.A.
Leo Burnett Shanghai       70.00  Advertising    China        Shanghai
Advertising Co
Leo Burnett Ltd           100.00  Advertising    Hong Kong    Hong Kong
Leo Burnett               100.00  Advertising    Malaysia     Kuala Lumpur
Advertising Sdn Bhd
Radius Leo Burnett        100.00  Advertising    United Arab
Advertising                                      Emirates     Dubai
Michael Conrad & Leo      100.00  Advertising    Germany      Frankfurt
Burnett GmbH
Vitruvio-Leo Burnett      100.00  Advertising    Spain        Madrid
S.A.
Leo Burnett S.A.          100.00  Advertising    France       Paris
Leo Burnett               100.00  Advertising    Greece       Athens
Leo Burnett Italia        100.00  Advertising    Italy        Milan
S.r.l.
Leo Burnett Limited       100.00  Advertising    United       London
                                                 Kingdom
D'Arcy Masius Benton      100.00  Advertising    United       New York,
& Bowles USA Inc.                                States       Michigan,
                                                              California,
                                                              Illinois,
                                                              Missouri
Arc Integrated            100.00  Advertising    United       Connecticut
Marketing, Inc.                                  States
D'Arcy Martin Group        70.00  Advertising    United       Michigan
LLC                                              States
Lionel Sosa Inc           100.00  Advertising    United       Texas
                                                 States
TMG MacManus Canada,      100.00  Advertising    Canada       Toronto
Inc.
Salles/D'Arcy MB&B        100.00  Advertising    Brazil       Sao Paulo
Publicidade Ltda.
D'Arcy MB&B (Hong         100.00  Advertising    Hong Kong    Hong Kong
Kong) Ltd.
Grupo K/Arc, SA           100.00  Advertising    Spain        Madrid
D'Arcy MB&B SA            100.00  Advertising    France       Paris
BGS D'Arcy SRL            100.00  Advertising    Italy        Milan
D'Arcy MB&B Limited       100.00  Advertising    United       London
                                                 Kingdom
IMP Marketing Ltd.        100.00  Advertising    United       London
                                                 Kingdom
Kaplan Thaler Group       100.00  Advertising    United       New York
Ltd.                                             States
Manning Selvage &         100.00  Advertising    United       New York,
Lee, Inc.                                        States       California,
                                                              Michigan
Semaphore Partners,       100.00  Advertising    United       California,
Inc.                                             States       Illinois
Williams Labadie          100.00  Advertising    United       Illinois
                                                 States
Beacon Communications      66.00   Advertising   Japan        Tokyo
K.K.
Medicus Group             100.00  Advertising    United        New York, Mass,
International Inc                                States        Illinois, Missouri,
                                                               Connecticut
The Medicus Group         100.00  Advertising    United        London
Ltd.                                             Kingdom
Starlink Services         100.00  Space          United        Illinois
Inc.                              purchases      States
MediaVest Worldwide       100.00  Space          United        New York,
Inc                               purchases      States        California,
                                                               Illinois
Starcom Worldwide SA      100.00  Space          Mexico        Mexico
de CV                             purchases
Starcom Worldwide         100.00  Space          Australia     Sydney
(Australia) Pty Ltd               purchases
Starcom Worldwide          51.00  Space          Spain         Madrid
Media Estrategia                  purchases
Starcom MediaVest         100.00  Space          Italy         Bologna
Group Italia S.r.l.               purchases

--------------------------------------------------------------------------------
Company                % Control    Business     Country       Location
                       ---------------------------------------------------------
Starcom Motive             67.00    Space        United        London
Limited                             purchases    Kingdom
Optimedia USA             100.00    Space        United        New York
                                    purchases    States
Zenith Media USA          100.00    Space        United        New York
                                    purchases    States
More Media                 90.00    Space        Germany       Dusseldorf,
                                    purchases                  Munich
Optimedia Germany         100.00    Space        Germany       Dusseldorf
                                    purchases
Zenith Media Germany      100.00    Space        Germany       Dusseldorf
                                    purchases
Optimedia Spain           100.00    Space        Spain         Madrid
                                    purchases
Zenith Media Spain         97.50    Space        Spain         Madrid
                                    purchases
Publicis Centre Media     100.00    Space        France        Paris
                                    purchases

Zenith Media France       100.00    Space        France        Paris
                                    purchases
Optimedia Italy           100.00    Space        Italy         Milan
                                    purchases
Zenith Media Italy        100.00    Space        Italy         Milan
                                    purchases
Zenith Optimedia          100.00    Space        Netherlands   Amsterdam
Netherlands                         purchases
Zenith Optimedia UK       100.00    Space        United        London
                                    purchases    Kingdom
Medias & Regies           100.00    Press Media  France        Paris
Europe                              Sales
Le Monde Advertising       49.00    Press Media  France        Paris
                                    Sales
Espaces Liberation         49.00    Press Media  France        Paris
                                    Sales
Metrobus                  100.00    Outdoor      France        Paris
                                    Media Sales
Mediavision                66.63    Cinema Sales France        Paris
Publex                     50.00    Outdoor      Netherlands   Amsterdam
                                    Media Sales
Regie I                    50.00    Radio Media  France        Paris
                                    Sales
Drugstore Champs          100.00    Retail       France        Paris
Elysees
                       -----------------------------------------------

B) EQUITY-ACCOUNTED AFFILIATES

----------------------------------------------------------------------
Company                % Control    Business     Country      Location
                       -----------------------------------------------
Bartle Bogle Hegarty       49.00    Advertising  United       London
(BBH)                                            Kingdom
----------------------------------------------------------------------

REPORT OF THE STATUTORY AUDITORS
ON THE CONSOLIDATED FINANCIAL STATEMENTS

      In our capacity as Statutory Auditors, we have audited the accompanying consolidated financial statements of Publicis Groupe S.A. as of December 31, 2002 in accordance with accounting principles generally accepted in France.

      These consolidated financial statements are the responsibility of the Company's Management Board. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with French professional standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2002 and the results of the Group's operations included in the scope of consolidation for the year then ended, in accordance with French accounting principles.

      Without prejudice to our aforementioned opinion, we wish to draw your attention to Note 1 of the notes to the consolidated financial statements, in respect of the change in method resulting from the first application of CRC rule 2000-06 relating to liabilities.

      We have also reviewed the information contained in the Management Board Report in accordance with French professional standards.

      We have nothing to report with respect to the fairness of such information and its consistency with the consolidated financial statements.

                              Paris, March 24, 2003


                             The Statutory Auditors


          Mazars & Guerard              Ernst & Young Audit
         Frederic Allilaire                Bruno Perrin

PRO FORMA FINANCIAL INFORMATION

      The following pro forma financial information exclusively reflects Publicis' sole significant addition to its scope of consolidation, namely Bcom3.

      NOTES TO THE 2002 AND 2001 PRO FORMA FINANCIAL INFORMATION. The pro forma financial information reflects the effects of Publicis' acquisition of Bcom3 on Publicis' consolidated income statements, as if Bcom3 had been acquired for the whole of 2001 and 2002, rather than only from September 2002 onwards.

      This consolidated pro forma financial information was established on the basis of:

     - Publicis' consolidated financial statements for the years ended December 31, 2002 (incorporating Bcom3 from September 24, 2002) and December 31, 2001, as published,

     - Bcom3's consolidated financial statements for the year ended December 31, 2001, adjusted to conform to Publicis' accounting policies.

      The main adjustments made to prepare the pro forma financial information relate to:

     - the inclusion in fiscal year 2002 of Bcom3's consolidated statement of income for the period between January 1 and September 24, 2002,

     - additional amortization of goodwill over the first nine months of 2002 (12 months in 2001),

     - accounting for financial costs related to the OBSA over the first nine months of 2002 (12 months in 2001),

     - accounting for dividends due in respect of ORANEs over the first nine months of 2002 (12 months in 2001),

     - additional amortization of identified intangible assets over the first nine months of 2002 (12 months in 2001),

     - the recognition of certain D'Arcy client terminations which occurred in 2002 prior to the acquisition, together with the recognition of loss of business when D'Arcy's accounts were transferred to other networks.

      Bcom3's balance sheets and statements of income were converted, in accordance with the method applied by Publicis for these fiscal years, using closing exchange rates for balance sheet items, i.e., $1 = e0.954 at December 31, 2002 and $1 = e1.129 at December 31, 2001, and average exchange rates for income statement items, i.e., $1 = e1.062 for 2002 and 2001, in order to neutralize the effects of exchange rate variations in the income statement.

      We should note that the 2001 pro forma financial information presented below differs from the pro forma financial information included in the prospectus (note d'operation) dated May 16, 2002. The main differences are as follows:

     - the fair value of the securities provided as consideration for the acquisition of Bcom3: in the prospectus, a temporary value was assigned to these securities subject to a definitive evaluation on the basis of fair values prevailing at September 24, 2002,

     - the allocation of identifiable assets and liabilities: the evaluation of identifiable intangible assets and liabilities, particularly provisions for restructuring and vacant property, have been finalized.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME in millions of euros

---------------------------------------------------------------------
                                                      2002    2001
                                                      pro     pro
                                                      forma   forma
                                                    -----------------
Reconstituted billings                              36,518   33,363
Revenues                                             4,280    4,310
---------------------------------------------------------------------
Salaries and related expenses                       (2,466)  (2,473)
Other operating expenses                            (1,101)  (1,132)
Total operating expenses                            (3,567)  (3,605)
Other operating income                                  26       17
Operating income before depreciation and               739      722
amortization
---------------------------------------------------------------------
Depreciation and amortization expense                 (166)    (152)
Operating income                                       573      570
---------------------------------------------------------------------
Net financial costs                                    (60)     (89)
Income of consolidated companies before taxes,
Exceptional items and goodwill amortization            513      481
---------------------------------------------------------------------
Exceptional items                                       (4)     (31)
Income taxes                                          (177)    (135)
Net income of consolidated companies before            332      315
goodwill amortization
---------------------------------------------------------------------
Equity in net income of unconsolidated companies         5       11
Net income before goodwill amortization                337      326
---------------------------------------------------------------------
OF WHICH GROUP INTERESTS                               299      302
Goodwill amortization                                 (146)    (131)
Net income before minority interest 191 195
---------------------------------------------------------------------
Minority interest                                      (35)     (22)
Group net income                                       156      173
---------------------------------------------------------------------

Per share data (in euros)
---------------------------------------------------------------------
Net earnings per share                                  0.80   0.85
Earnings per share after tax and before goodwill        1.58   1.52
amortization
Net earnings per share - diluted                        0.75   0.77
Earnings per share after tax and before goodwill        1.38   1.36
amortization - diluted
---------------------------------------------------------------------

PRO FORMA BALANCE SHEETS AT DECEMBER 31
in millions of euros

-------------------------------------------------------------------
Assets                                                2002   2001
                                                    ---------------
Goodwill, net                                        2,989  3,073
Other intangible assets, net                           865    923
Property and equipment, net                            599    778
Investments and other financial assets, net             98     88
Investments accounted for by the equity method          33     68
Non-current assets                                   4,584  4,930
-------------------------------------------------------------------

Inventory and costs billable to clients                295    437
Accounts receivable                                  3,663  3,717
Other receivables                                      951    951
OCEANE redemption premium                              227      -
Marketable securities                                  342    317
Cash and cash equivalents                              863    741
Current assets                                       6,341  6,163
-------------------------------------------------------------------

TOTAL ASSETS                                        10,925 11,093
-------------------------------------------------------------------
-------------------------------------------------------------------

-------------------------------------------------------------------
Liabilities and shareholders' equity
Capital stock                                           78     78
Additional paid-in capital and retained earnings       850  1,121
Other equity (ORANEs)                                  495    495
Shareholders' equity                                 1,423  1,694
-------------------------------------------------------------------

Minority interest                                      100    110
-------------------------------------------------------------------

Provisions for contingencies and charges             1,160  1,434
-------------------------------------------------------------------
Bank borrowings and overdrafts                       2,791  2,025
Accounts payable                                     3,832  3,872
Accrued expenses and other liabilities               1,619  1,958
Bank borrowings and liabilities                      8,242  7,855
-------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          10,925 11,093
-------------------------------------------------------------------

Net financial debt                                   1,359    967
-------------------------------------------------------------------

AUDITORS' REPORT ON THE PRO FORMA FINANCIAL
INFORMATION

      You requested us to review the accompanying pro forma financial information covering the period from January 1, 2001 to December 31, 2002, which have been prepared in connection with the acquisition of Bcom3. This pro forma financial information was prepared under the responsibility of Management, based on the consolidated financial statements of Publicis Groupe S.A. (for the years ended December 31, 2001 and December 31, 2002) audited by us in accordance with French professional standards, and on the consolidated financial statements of Bcom3 (for the year ended December 31, 2001) audited by Andersen LLP in accordance with professional standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether these accounts are free from material misstatement. On the basis of our audit of Publicis Groupe S.A., we expressed an unqualified opinion without observation on the consolidated financial statements for the year ended December 31, 2001. On the consolidated financial statements for the year ended December 31, 2002, we expressed an unqualified opinion with an observation in the report concerning note 1 to the consolidated financial statements which presents the change in accounting method resulting from the first application, commencing January 1, 2002, of CRC rule 2000-06 relating to liabilities and the resulting change in accounting method. Andersen LLP expressed an unqualified opinion without observation on the consolidated financial statements of Bcom3 for the year ended December 31, 2001, presented in accordance with accounting principles generally accepted in the United States. We conducted our review of the pro forma financial information in accordance with French professional standards. These standards require that we review the methods for determining the assumptions on which the pro forma financial information was based, the preparation of the pro forma accounts and to perform such procedures as to enable us to assess whether these assumptions are consistent and are correctly reflected in the pro forma accounts and whether the accounting policies applied in preparing these accounts are in accordance with the accounting policies applied for the preparation of the latest consolidated financial statements.

      The pro forma financial statements are intended to reflect the effect of a given transaction on the historical financial information, had this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur. In our opinion, management's assumptions provide a reasonable basis for presenting the effects directly attributable to Publicis Groupe S.A.'s acquisition of Bcom3 in the pro forma accounts, are correctly reflected in the pro forma accounts and the accounting policies applied for the preparation of such pro forma accounts are consistent with the accounting policies applied in the preparation of the consolidated financial statements of Publicis Groupe S.A.

                              Paris, March 24, 2003

                             The Statutory Auditors

          Mazars & Guerard              Ernst & Young Audit
         Frederic Allilaire                Bruno Perrin
Summarized Statutory Accounts

SUMMARIZED STATUTORY ACCOUNTS

Statements of income

----------------------------------------------------------------------
(in millions of euros)                            2002    2001   2000
                                                ----------------------
Operating revenues                                  33     15      18
Operating expense                                  (30)   (12)    (16)
Operating income                                     3      3       2
Investment income                                   57     57      43
Other financial income                              36     11       1
Total financial income                              93     68      44
Financial costs                                    (86)   (43)    (18)
Group share in partnerships                         (2)    (5)      -
Financial income, net                                5     20      26
Net income before taxes                              8     23      28
Exceptional income                               1,882    473     357
Exceptional amortization and provisions           (673)  (496)    (40)
Other exceptional expense from capital          (2,143)  (469)   (153)
transactions
Total exceptional expense                       (2,816)  (965)   (193)
Exceptional items                                 (934)  (492)    164
Income taxes                                         -      -       -
Net income (loss) for the year                    (926)  (469)    192
----------------------------------------------------------------------

BALANCE SHEETS AT DECEMBER 31

----------------------------------------------------------------------
(in millions of euros)                            2002    2001   2000
                                                ----------------------
ASSETS
Intangible assets, net                               3      3       3
Property and equipment, net                          9      9       8
Investments                                      5,763  2,770   2,706
Other financial assets                             465    185     206
Provisions for investments and other financial    (727)  (516)    (21)
assets
Investments and other financial assets, net      5,501  2,439   2,891
Non-current assets                               5,513  2,451   2,902
Current assets                                      77    154      15
Bond redemption premium                            227      -       -
Regularization and translation adjustments          24      9       8
Total assets                                     5,841  2,614   2,925
----------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity before net income for the   3,624  2,399   2,177
year
Net income (loss) for the year                    (926)  (469)    192
Shareholders' equity                             2,698  1,930   2,369
Other equity                                       858      -       -
Provisions for contingencies and charges            52     43      43
Bonds and notes issued                           1,999    200       -
Bank borrowings and overdrafts                      21    235     441
Loans and other financial debts                    204    184      48
Other liabilities                                    9     14      15
Bank borrowings and liabilities                  2,233    633     505
Translation adjustments                              -      8       8
Total liabilities and shareholders' equity       5,841  2,614   2,925
----------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------
(in millions of euros)                            2002    2001   2000
                                                ----------------------
I - CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)
  - excluding exceptional gains on sales of       (169)  (472)     28
  fixed assets
  Amortization and provisions, transfers to        202    496       1
  deferred costs
  Self-financing ability                            33     24      29
  Change in net working capital requirements        (6)    (2)     (5)
Net cash provided by operating activities           27     22      24
----------------------------------------------------------------------
II - CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions of subsidiaries                    (272)  (125)    (49)
  Disposal of subsidiaries                           -     54       -
  Purchases of investments and other financial      30     (4)   (213)
  assets, net
Net cash used in investing activities             (242)   (75)   (262)
----------------------------------------------------------------------
III - CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid to Publicis Groupe S.A.           (29)   (27)    (15)
  shareholders
  Capital increase                                   -     56       -
  Proceeds from new loans                          774    416     407
  Repayment of principal on loans                 (286)  (208)     (2)
  Net purchases of treasury stock                 (180)     -    (115)
  Reclassification of treasury stock              (136)    34       -
Net cash provided by financing activities          142    271     275
----------------------------------------------------------------------

Net change in cash flows (I + II + III)            (73)   218      37
----------------------------------------------------------------------
Cash and cash equivalents at beginning of year     136    (82)   (119)
Cash and cash equivalents at end of year            63    136     (82)
NET CHANGE IN CASH AND CASH EQUIVALENTS            (73)   218      37
----------------------------------------------------------------------

NOTES TO THE STATUTORY ACCOUNTS OF PUBLICIS GROUPE S.A.

      SIGNIFICANT EVENTS OF THE PERIOD. Several significant events occurred in 2002:

     - acquisition, on September 24, 2002, of 100% of the capital of Bcom3, a U.S. communications group, for a total consideration of e3,431 million, which breaks down as follows:

          o e1,715,625,000 through the issuance of 56,250,000 new shares, at a share price of e30.50 (par value of e0.40 with additional paid-in capital of e30.10 per share),

          o e857,812,500 through the issuance of 20-year bonds mandatorily redeemable into existing or new shares (ORANE),

          o e857,812,500 through the issuance of 20-year bonds with detachable equity warrants (OBSA).

     - For Publicis Groupe S.A., the implementation of the Group's legal reorganization has entailed three major operations:

          o buying back in November 2002 of shares in Publicis USA Holdings from Saatchi & Saatchi Holdings Ltd, with Publicis Groupe S.A. acquiring 100% ownership of the capital of Publicis USA Holdings,

          o transfer of Saatchi & Saatchi Ltd shares to Publicis Worldwide BV, funded through the issue of Publicis Worldwide BV shares, of which Publicis Groupe S.A. still holds 100% of the capital,

          o creation via a cash contribution in December 2002 of SFPP Holding, in order to combine the French subsidiaries of Saatchi & Saatchi and Bcom3 within a subsidiary named SFPP. This operation was followed by a contribution in kind of Publi Management shares (99% of the capital stock) previously held by Saatchi & Saatchi North America. Publicis Groupe S.A. holds 98.6% of the capital of SFPP Holding.

     - as part of its program to restructure existing debt, Publicis Groupe S.A. proceeded with the issue of convertible bonds redeemable into existing or new shares (OCEANEs) in January 2002, with a total face value of e690 million. These bonds bear interest at the annual rate of 1% and will be redeemable in January 2018, with a premium of 34.59% over par.

     - payment of Contingent Value Rights (CVR) granted to holders of Publicis shares received in exchange for Saatchi & Saatchi shares as of their maturity date (March 7, 2002) for a cost of e196 million.

      BUSINESS OF THE COMPANY. The business of the Company is essentially to manage the holdings of the Publicis Group.

      In addition, the company receives rental payments and is responsible for the centralized management of cash flows of the Group's French subsidiaries.

      INVESTMENTS. Gross investments increased by e2,993 million.

      This increase is primarily attributable to the following:

     - ACQUISITION OF 100% OF THE SHARES OF BCOM3 (Philadelphia Merger Corp.) for e3,431 million.

     - DISPOSAL OF 100% OF THE STAKE IN SAATCHI & SAATCHI: for fiscal year 2002, the value of the 100% stake in Saatchi & Saatchi was increased by the amount of the issue of Contingent Value Rights (e196 million) and by the amount of stock options exercised with respect to options granted through the former stock option plans of Saatchi & Saatchi (e8 million), thereby bringing the gross value of shares to e2,142 million. All shares were sold or exchanged, leading to the reversal of the provision for depreciation recorded for these shares at year-end 2001 for e496 million.

     - ACQUISITION FROM SAATCHI & SAATCHI HOLDINGS LTD OF ITS STAKE IN PUBLICIS USA HOLDINGS for a cost of e753 million, bringing the Publicis Groupe S.A.'s stake in Publicis USA Holdings to 100%.

     - INCREASE IN THE AMOUNT OF THE INVESTMENT IN PUBLICIS WORLDWIDE BV of e639 million as compensation of Publicis Groupe S.A.'s contribution of its stake in Saatchi & Saatchi to Publicis Worldwide BV.

          Following this operation, Publicis Groupe S.A. still holds 100% of the capital of Publicis Worldwide BV.

     - ACQUISITION OF A 98.6% STAKE IN SFPP HOLDING for a total cost of e108 million by means of two Summarized statutory accounts Notes to the statutory accounts of Publicis Groupe S.A. operations:

          o    incorporation of the company via a e76 million cash contribution,

          o contribution of Publi Management shares, previously purchased from Saatchi & Saatchi North America Inc. for a cost of e32 million.

               The amount of provisions for depreciation on investment securities totaled e673 million as of December 31, 2002 after:

          o reversal of provisions amounting to e496 million for Saatchi & Saatchi shares and to e11 million for Publicis Worldwide shares,

          o allocation to provisions amounting to e553 million on Bcom3 shares and e120 million on Publicis USA Holdings shares.

      It is important to remember that provisions are established whenever the going concern value is lower than the carrying value. Going concern value is determined on the basis of objective criteria, such as revalued net assets, capitalized earnings, market capitalization, associated where necessary with more subjective criteria, such as specific industry indicators or ratios, economical assumptions and the company's growth forecasts, present value of projected future cash flows, as well as the strategic nature of the stake for the Group.

      TREASURY STOCK. The book value of treasury stock, recorded as "other financial assets" at December 31, 2002 while they were included with the marketable investments at December 31, 2001, amounts to e278 million after a provision of e38 million. The balance sheet value corresponds to the market value, evaluated on the basis of the average price for December 2002 of the treasury stock held in the portfolio at December 31, 2002.

      Pursuant to the recommendations of the French Accounting Standards Council (Conseil National de la Comptabilite or CNC), this reclassification of treasury stock under "Other financial assets" results from the decision by the Management Board, taken during the second half of 2002, to cease the exclusive allocation of treasury stock to employee stock option plans.

------------------------------------------------------------------------------
(in millions of euros, except number
of shares)
                                       ---------------------------------------
                                           Number    Gross  Provision     Net
                                               of  Balance        for   value
                                           shares    sheet  deprecia-
                                                     value       tion
                                       ---------------------------------------
Treasury stock held at December 31,     4,630,427      138       (2)     136
2001
2002 purchases at average price of      8,225,213      182        -      182
e22.14
Exercised options                         (65,040)      (2)       -       (2)
2002 accrued losses on treasury stock           -        -      (38)     (38)
Treasury stock held at December 31,    12,790,600      318      (40)     278
2002
------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Five-year summary changes in shareholders' equity of Publicis Groupe S.A.:

------------------------------------------------------------------------------------
Dates   Capital transactions             Amount of capital
                                                  changes
                                 ---------------------------
                                                             Successive
                                                                amounts
                                          Nominal      Issue         of
                                            value    premium    capital      Total
                                              (in        (in        (in cumulative
                                  Number  thousand  thousand   thousand     number
                                      of        of        of         of         of
                                  shares    euros)    euros)     euros)     shares
                                 --------------------------------------------------
As at January 1, 1997                  -         -          -     31,035  8,143,113
-----------------------------------------------------------------------------------
1998    Exercise of options       43,022       164      1,132  31,199     8,186,135
        Merger with Publicis
        Communication            792,076     3,019     52,210  34,218     8,978,211
-----------------------------------------------------------------------------------
1999    Exercise of options      447,785     1,707     12,067  35,925     9,425,996
-----------------------------------------------------------------------------------
2000    10-for-1 stock split  84,833,964         0          0  35,925     94,259,960
        Saatchi & Saatchi
        acquisition           43,889,149    16,727  1,854,066  52,652    138,149,109
        Exercise of options       70,710        27        422  52,679    138,219,819
------------------------------------------------------------------------------------
2001    Saatchi & Saatchi -    1,305,727       522     55,493  53,201    139,525,546
        exercise of options
        Exercise of options under
        the Publicis plan         74,450        30        482  53,231    139,599,998
        Conversion of the capital
        into euros                     -     2,609          -  55,840    139,599,996
------------------------------------------------------------------------------------
2002    Saatchi & Saatchi -      185,543        74      7,886  55,914    139,785,539
        exercise of options
        Exercise of options under
        the Publicis plan         45,590        18        276  55,932    139,831,129
        Reserved capital increase
        under the
        Bcom3 acquisition
        agreement             56,250,000   22,500  1,693,125  78,432    196,081,129
------------------------------------------------------------------------------------
As at December 31, 2002                                       78,432    196,081,129
------------------------------------------------------------------------------------

Change in shareholders' equity between January 1, 2002 and December 31, 2002:

--------------------------------------------------------------------------------
(in millions of euros)
                                             Dec. 31, Increase Decrease Dec. 31,
                                                2001                       2002
                                             -----------------------------------
Capital stock                                     56        23       -       79
Additional paid-in capital                     1,946     1,701    (108)   3,539
Merger premium                                    88         -     (88)       -
Legal reserve                                      5         -       -        5
Long-term capital gains reserve                   24         -     (24)       -
Other reserves                                    92         -     (92)       -
Retained earnings                                188         1    (188)       1
Sub-total                                      2,399     1,725    (500)   3,624
Net loss for the year                           (469)                      (926)
Total shareholders' equity                     1,930                      2,698
--------------------------------------------------------------------------------

      OTHER EQUITY. This line corresponds to the bonds redeemable into existing or new shares (ORANE) issued on September 24, 2002 following a reserved issue. Pursuant to regulations in these matters, this borrowing is recorded as other equity.

      This 20-year bond issue, given as compensation for a portion of Bcom3 shares, consists of 1,562,500 ORANEs with a face value of e549, for a total face value of e857,812,500.

      Each ORANE entitles the bearer to receive 18 existing or new Publicis shares, at the rate of one per year commencing on September 1, 2005 and concluding on the twentieth anniversary of the bond (2022). At the same time, the value of the ORANE is reduced by e30.50 per year on each of the twenty anniversary dates.

      ORANEs bear interest at 0.82% of par value. This percentage will be reviewed for the first time upon the payment of the coupon for the period September 1, 2004--September 1, 2005, on the basis of 110% of the average of dividends over the last three fiscal years, although this percentage may not be less than 0.82% of the face value of the ORANE.

      PROVISIONS FOR CONTINGENCIES AND CHARGES. This item includes provisions for tax of e40 million corresponding to the capital gain generated from the transfer of shares to Publicis USA Holdings, benefiting from deferred tax credits by virtue of article 210-A of the French General Tax Code.

      The balance of the provisions for contingencies and charges includes provisions for foreign exchange risks of e5.5 million, provisions for tax reassessments of e4.5 million, and other provisions of e0.7 million.

BONDS AND NOTES ISSUED

------------------------------------------------------------------------
(in millions of euros)
                                               ----------------------------
                                                 Issue   Redemp-    Total
                                                 value      tion
                                                         premium
                                               ---------------------------
Exchangeable IPG 2% January 2007                   200        -      200
OCEANE 2.75% actuarial January 2018                690      239      929
OBSA 2.75% September 2022                          858        -      858
Total bonds and notes issued                     1,748      239    1,987
Accrued interest                                                      12
                                                                ---------
Balance sheet total                                                1,999
--------------------------------------------------------------------------

     - EXCHANGEABLE IPG DEBENTURE LOAN - 2% JANUARY 2007 - The debenture loan issued on December 18, 2001 for a total amount of e200 million is divided into 20,000 bonds with a face value of e10,000 redeemable at par in January 2007 and paying a fixed annual coupon of 2%. All bonds will be exchangeable as of June 30, 2003 into a number of Interpublic Group shares representing a premium of 29% over the reference price of US$28.26 (which represents an exchange price of US$36.74) or repaid in cash at the choice of Publicis. The bonds will be redeemable at the choice of Publicis as from January 10, 2005, if the Interpublic Group share price exceeds the initial exchange price of US$36.74 by 30% during a period of 20 trading days. Bondholders may also request from Publicis the redemption of their bonds at par on March 1, 2004.

     - OCEANES - 2.75% (YIELD-TO-MATURITY) JANUARY 2018 - The convertible 16-year bond redeemable into existing or new shares (OCEANEs) issued on January 18, 2002 for a total face value of e690 million (before premiums) is composed of 17,624,521 bonds of e39.15 (representing a premium of 35% over the Publicis share reference price at the time of the issue), issued at par and bearing interest at the annual rate of 1%. These bonds will be redeemed in full at their maturity, on January 18, 2018, for an amount corresponding to 134.59% of par. However, they may be amortized prior to maturity, either privately on the public markets or by public tender or exchange offers, at any time on or after January 18, 2007. Bondholders have the possibility of requesting early redemption on January 18 in 2006, 2010, and 2014. Bondholders may request the conversion or exchange of bonds at any time after January 18, 2002 and no later than the seventh working day preceding their maturity, at a parity of one share per bond. Shares issued may, at the discretion of the Company, be either existing or new shares.

     - OBSAS - 2.75% SEPTEMBER 2022 - The 20-year bond with detachable equity warrants was issued on September 24, 2002, as compensation for a portion of Bcom3 shares. It is composed of 2,812,500 bonds with a par value of e305, for a total face value of e857,812,500. Ten warrants are attached to each bond entitling the bearer to subscribe at any moment during the period from September 24, 2013 to September 24, 2022 to a Publicis share at the strike price of e30.50 by making payment in full and in cash on subscription.

          The bonds are redeemed each year from June 30, 2013 to June 30, 2021 and reach maturity on September 24, 2022 at one tenth of their value, i.e., e30.50.

        OBSAs bear interest at 2.75% of par value.

      BANK BORROWINGS AND OVERDRAFTS Bank borrowings and overdrafts break down as follows:

-------------------------------------------------
(in millions of euros)
                                      Dec. 31,
                                          2002
                                    -------------
Short-term credit lines                     21
Bank overdrafts                              -
Total                                       21
-------------------------------------------------

      EXCEPTIONAL ITEMS. The exceptional loss of e934 million is composed of the following main items:

     - the capital loss of e261 million realized as a result of disposal and exchange operations of Saatchi & Saatchi equity interests for Publicis USA Holdings and Publicis Worldwide BV equity interests, consisting of:

          o    a gross capital of e496 million loss of e757 million

          o    a provision reversal

     - the establishment of exceptional provisions with respect to equity interests of:

          o    Bcom3 for e553 million

          o    Publicis USA Holdings for e120 million.

      In 2001, exceptional items essentially consisted of the provision in respect of Saatchi & Saatchi equity interests of e496 million.

      As these allocations and reversals of provisions were deemed to be exceptional, in terms of their nature and their amount, the Company chose to present them as exceptional items so as not to affect the transparency of operating income.

      INCOME TAXES. At December 31, 2002, Publicis had a tax loss of e51 million that may be carried forward for five years. In addition, a long-term net capital loss of e911 million may be carried forward for 10 years.

      A e4.6 million carry-back receivable was recognized in 2002.

      In addition, a provision for tax reassessment was recorded in the amount of e4.5 million.

      Tax loss and capital loss carryforwards at December 31, 2002 break down as follows:

---------------------------------------------------------
Type                   Amount                     Expiry
                                                   dates
---------------------------------------------------------
Tax loss                   65          2007: e51 million
carry forwards                         2006: e12 million
                                       2005: e2 million
---------------------------------------------------------
Deferred
depreciation - ARD          1              -
---------------------------------------------------------
Capital loss            1,401          2012: e911 million
carry forwards                         2012: e490 million
---------------------------------------------------------

OFF-BALANCE SHEET COMMITMENTS

      LEASE CONTRACT GUARANTEE: two stories of the office block located rue du Dome in Boulogne-Billancourt, France, were acquired under a lease agreement. This contract presents the following characteristics:

VALUES OF ASSETS HELD UNDER LEASE AGREEMENTS AT DECEMBER 31,
2002 IN MILLIONS OF EUROS

--------------------------------------------------------------------------------------
(in millions of euros)
                        ---------------------------------------------------------------
Fixed asset category    Original    Lease     Lease   Theoretical           Residual
                           value payments  payments   depreciation          purchase
                                  for the   accumu-   charge                price
                                     year     lated   for the     accumu-   at end
                                                      year        lated     of contract
---------------------------------------------------------------------------------------
Land and buildings          8(1)    0.5         7     0.3           3          3
---------------------------------------------------------------------------------------

(1) Including e2 million in land value.

OUTSTANDING LEASE PAYMENT SCHEDULE AS AT DECEMBER 31, 2002 IN MILLIONS OF
EUROS
-----------------------------------------------------------------------------

                                    -----------------------------------------
Fixed asset category                Less than      1 to   More than   Total
                                       1 year   5 years     5 years
-----------------------------------------------------------------------------
Land and buildings                       0.5        2(1)       -        3
-----------------------------------------------------------------------------

(1) Excluding additional payments of e2 million relating to the residual purchase price at the end of the contract (falling due within 1 to 5 years).

DEBENTURE LOANS AND BONDS

     - DEBENTURE LOAN EXCHANGEABLE FOR IPG SHARES - 2% JANUARY 2007. The terms of this loan provide the option for bearers to request the exchange of their bonds for a number of shares of Interpublic Group representing a premium of 30% over the reference price (thus an exchange price of $36.74), at a parity of 244.3 IPG shares per bond.

          Publicis may therefore be compelled from June 30, 2003, upon receipt of exchange requests, to reimburse the loan via the delivery of no more than 4,885,950 Interpublic Group shares. However, the Company reserves the right to make payment in cash instead of delivering shares.

     - OCEANE - 2.75% (YIELD-TO-MATURITY) JANUARY 2018. With respect to the OCEANE, bondholders may request that bonds be converted, at the rate of one share for each bond, at any time after January 18, 2002 until the seventh business day before the maturity date (January 2018). The Company therefore has a commitment to deliver 17,624,521 shares which may, at Publicis' discretion, be either new shares to be issued or existing shares held in its portfolio.

     - OBSA - 2.75% SEPTEMBER 2022. With respect to the OBSA, the Company is committed, upon the exercise of warrants attached to each bond, and at the rate of 10 warrants for each bond, to increase its capital stock by e0.40 per share subscribed with additional paid-in capital of e30.10, corresponding to a strike price of e30.50. These warrants may be exercised at any moment from September 24, 2013 to September 24, 2022.

     - PUBLICIS STOCK OPTION PLANS. All relevant information about these plans is provided in Note 28 to the consolidated financial statements.

Subsidiaries and affiliates at December 31, 2002

A - SUBSIDIARIES AND INVESTMENTS IN UNCONSOLIDATED COMPANIES FOR WHICH BOOK
    VALUE EXCEEDS 1% OF THE CAPITAL STOCK OF PUBLICIS GROUPE S.A.
(amounts expressed in thousands of euros, except for shareholders' equity which is expressed in local currency)

------------------------------------------------------------------------------------------------------
Companies       Capital   Reserves          %      Gross        Net     Loans Revenue    Net  Dividends
                  Stock        and   interest       book       book       and         income
                          retained                 value      value  advances
                          earnings
1- SUBSIDIARIES
------------------------------------------------------------------------------------------------------
Philadelphia         41    518,939     100,00   3,431,472  2,878,471    4,353    0   (23,343)      0
Merger Corp.        USD        USD
9 East
Lockerman
Street, Dover,
Delaware
19,901 USA
-----------------------------------------------------------------------------------------------------
Publicis USA          -  1,175,818     100,00   1,372,760  1,252,380   21,106    0   118,245       0
Holdings                       USD
14185 North
Dallas Parkway -
Suite 400
Dallas, Texas
USA
-----------------------------------------------------------------------------------------------------
Publicis          45,401   819,324     100,00     721,683    721,683   20,000    0   468,043  20,000
Worldwide B.V.
Prof. W.H.
Keesomlaan 12
1,183 DJ
Amstelveen
Netherlands
-----------------------------------------------------------------------------------------------------
SFPP Holding     109,463         0      98,62     107,957    107,957        0    0        19       0
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------
Publicis              28     29,601     99,61      90,833     90,833        0 579,973 20,420  19,985
Conseil
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------
Medias            24,150     23,203     99,99      25,508     25,508        0  34,587  7,459   6,440
et Regies
Europe
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------
Publicis             142      3,696     98,93       4,224      4,224    9,873  27,989   955    1,187
Consultants
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------
Farner Holding       650     6,430     100,00       3,241      3,241        0       0   304        0
AG                   CHF       CHF
Theaterstrasse
8 CHF CHF
8,001 Zurich,
Switzerland
-----------------------------------------------------------------------------------------------------
Drugstore          1,133         3      99,99       1,137      1,137     5,026    288 (2,569)      0
Champs Elysees
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------
Publicis             173      (250)     99,89         999        999       596 11,247    755       0
Technology
4-6, passage
Louis Philippe
75011 Paris,
France
-----------------------------------------------------------------------------------------------------

2- AFFILIATES
-----------------------------------------------------------------------------------------------------
Europe 1          1,050     2,284       10,00       1,959      1,959        0       0    616      98
Immobilier
26 bis, rue
Francois 1er
75008 Paris,
France
-----------------------------------------------------------------------------------------------------

B- GENERAL INFORMATION WITH REGARD TO SUBSIDIARIES AND INVESTMENTS IN
   UNCONSOLIDATED COMPANIES

----------------------------------------------------------------------
                             Subsidiaries          Unconsolidated
                                                     companies
                        ----------------------------------------------
Book value of interest    French     Foreign     French    Foreign
held
- Gross                  231,518    5,529,407    1,979          84
- Net                    231,518    4,856,026    1,978           1
Amount of loans granted   15,495       58,597        0           0
Amount of dividends       28,310       25,101      101           0
received
----------------------------------------------------------------------

No guarantees have been granted to subsidiaries.

Details of investments at December 31, 2002

-------------------------------------------------------------------------------
(in millions of euros)                                             %       Net
                                                             interest     book
                                                                          value
                                                             ------------------
I- INVESTMENTS IN
AFFILIATES
  A. Investments in French companies
      107,956,688 shares    SFFP Holding                       98.62%       108
      3,728,633 shares    Publicis Conseil                     99.61%        91
      1,609,989 shares    Medias et Regies Europe              99.99%        26
          9,230 shares    Publicis Consultants                 98.93%         4
          7,000 shares    Europe 1 Immobilier                  10.00%         2
         74,599 shares    Drugstore Champs Elysees             99.99%         1
          4,539 shares    Publicis Technology                  99.89%         1
        245,000 shares    Regie 1                              49.00%         -
         13,465 shares    Groupe Publicis Services             99.99%         -
          2,493 shares    WAM                                  99.72%         -
Investments with carrying value of less than                                  1
e15,000 - aggregate
Total investments in French affiliates                                      234
  B.  Investments in Foreign companies
            100 shares    Philadelphia Merger Corp.            100.00%    2,878
        193,064 shares    Publicis USA Holdings                100.00%    1,253
         100,002 units    Publicis Worldwide BV                100.00%      722
           6,500 shares   Farner Holding                       100.00%        3
           6,100 shares   Publicis Consultants                 100.00%        -
                          Bruxelles
Investments with carrying value of less than                                  -
e15,000 - aggregate
Total investments in foreign affiliates                                   4,856
Total investments in affiliates                                           5,090
--------------------------------------------------------------------------------
II- OTHER INVESTMENTS
  C.  French
  securities
           12,790,600    Publicis Groupe S.A.                    6.25%      278
       treasury shares
           1,713 shares  GITT                                      nm         -
Total other                                                                 278
investments
--------------------------------------------------------------------------------
III- OTHER SECURITIES
  D.  Other French
  securities
   ORA Le Monde                                                              12
   Money-market funds                                                        49
(SICAV)
Total other securities                                                       61
Total investments                                                         5,429
--------------------------------------------------------------------------------

Operating results of Publicis Groupe S.A. over the last five years

-----------------------------------------------------------------------------------------
(in milliers of euros)
                              -----------------------------------------------------------
                                  2002         2001         2000        1999       1998
Capital stock at year-end
Capital stock                     78,432       55,840       52,679      35,925     34,218
Number of shares issued      196,081,129  139,599,996  138,219,819  94,259,960 89,782,110
Maximum number of future
shares to be issued:
   - Through the exercise of     650,553      918,196      726,600     797,310  5,275,160
stock options granted(1)
   - Through the conversion   45,749,521            -            -           -          -
of bonds(2)
Operating results
Billings, excluding taxes         10,997       11,436       11,620      10,911     65,077
Net income before taxes,
depreciation, amortization
and provisions                  (698,213)      25,009      227,527      24,091     46,711
Income taxes                         (94)           0            9       5,102         19
Net income after taxes,
depreciation, amortization
and provisions                  (926,174)    (469,109)     192,019      20,711     28,010
Income distributed to             46,871     (329,423       27,130      15,290     10,650
shareholders
Earnings per share in euros
Earnings per share after
taxes but before
depreciation, amortization
and provisions                     (3,56)        0,18         1,64        0,20       0,52
Earnings per share after
taxes,
depreciation, amortization
and provisions                     (4,72)       (3,36)        1,38        0,22       0,31
Dividends per share                 0,24         0,22         0,20        0,17       0,12
Staff
Average number of salaried             5            5            5           5         89
employees
Gross salaries expense               637          745          811         515      3,912
Social charges and benefits
(social security, charities          476          359          540         141      1,578
and similar benefits)
-----------------------------------------------------------------------------------------

NB: Earnings per share for 1998 and 1999 have been adjusted to take into account the 10-for-1 stock split of August 29, 2000

(1) The warrants attached to the OBSAs are not included due to their strike price of e30.50.

(2) It was assumed that for both OCEANEs and ORANEs, new shares would be issued.

(3) Estimate on the basis of existing shares as at December 31, 2002, including treasury stock, after retirement of 784,804 shares subsequent to the merger of Publicis and Somarel.

--------------------------------------------------------------------------------
  The comprehensive version of statutory accounts may be obtained by sending a request
              to the company's head office, 133 avenue des Champs
                          Elysees, 75008 Paris - France.
                The Auditors' report that follows is based on the
                 comprehensive version of the statutory accounts.
--------------------------------------------------------------------------------

REPORTS OF THE STATUTORY AUDITORS

GENERAL REPORT

      In our capacity as Statutory Auditors, we present below our report on:

     -- the accompanying annual accounts of Publicis Groupe S.A. (the Company), and,

     --   the specific procedures and disclosures prescribed by law,

for the year ended December 31, 2002.

      These annual accounts are the responsibility of the Company's Management Board. Our responsibility is to express an opinion on these accounts based on our audit.

I. OPINION ON THE STATUTORY ACCOUNTS

      We conducted our audit in accordance with French professional standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounts. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall statutory account presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the statutory accounts present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations for the year then ended, in accordance with French accounting principles.

II. SPECIFIC PROCEDURES AND DISCLOSURES

      We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

      We have nothing to report with respect to the fairness of information contained in the Management Board Report and its consistency with the annual accounts and other information presented to shareholders concerning the financial position and annual accounts.

      In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names and voting rights of the principal shareholders has been properly disclosed in the Management Board Report.

                       Paris, March 24, 2003
                       The Statutory Auditors
                 Mazars & Guerard      Ernst & Young
                                           Audit
                Frederic Allilaire     Bruno Perrin

SPECIAL REPORT ON CERTAIN RELATED PARTY TRANSACTIONS

      In our capacity as Statutory Auditors of your Company, we are required to report on certain contractual agreements with certain related parties of which we have been advised. However, our role does not entail researching the possible existence of such agreements.

      We hereby inform you that we have not been advised of any agreements covered by article L. 225-86 of the French Commercial Code (Code de Commerce).

                       Paris, March 24, 2003
                       The Statutory Auditors
                 Mazars & Guerard      Ernst & Young
                                           Audit
                Frederic Allilaire     Bruno Perrin

REPORT EDITOR AND AUDITORS

REPORT EDITOR

      Maurice Levy, Chairman & CEO

      CERTIFICATION "To the extent of my knowledge, the data in this document are true and include all of the information that investors need to evaluate Publicis' business assets, its activity, financial position, earnings, and prospects. There are no omissions that could alter its meaning."

                               The Chairman & CEO
                                  Maurice Levy

INDEPENDENT AUDITORS

----------------------------------------------------------------------------
                                                     Date           End
                                                    first            of
                                                appointed          term
                                               -----------------------------

STATUTORY AUDITORS
-  Cabinet Mazars & Guerard                          June       2005 A.G.M.
   represented by Frederic Allilaire             25, 1981
   125, rue de Montreuil 75011 Paris, France
-  Cabinet Ernst & Young                         June 14,       2007 A.G.M.
   Audit represented by Bruno Perrin                 2001
   4, rue Auber 75009 Paris, France
ALTERNATE AUDITORS
-  Patrick de Cambourg                           June 25,       2004 A.G.M.
   125, rue de Montreuil 75011 Paris, France         1998
-  Denis Thibon                                  June 14,       2007 A.G.M.
   11, faubourg de l'Arche                           2001
   92037 Paris la Defense, France


      AUDITORS' REPORT. As the statutory auditors of Publicis Groupe S.A. and pursuant to COB rule 98-01, we have carried out our audit in accordance with French accounting standards, by examining the information relating to the financial position and historic accounts contained in this report.

      This reference document was drawn up under the responsibility of the Company's Management Board. It is our responsibility to provide an opinion on the fairness of the information it contains with respect to the financial position and accounts.

      We conducted our review in accordance with French professional standards. This review consisted in assessing the fairness of the information on the financial position and to verify their consistency with the audited accounts. We also reviewed other financial information contained in the reference document in order to identify any significant inconsistency with the information in respect of the financial position and accounts and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. The prospective information presented herein corresponds to management targets, rather than isolated forecasted data resulting from a structured preparation process.

      The annual financial statements and consolidated financial statements of Publicis Groupe S.A. prepared by the Management Board, were audited by the Statutory Auditors Mazars & Guerard and Pierre Loeper for the fiscal year ended December 31, 2000 and by the contractual revisor Ernst & Young Audit for the year ended December 31, 2000, and by the Statutory Auditors Mazars & Guerard and Ernst & Young Audit for the fiscal years ended December 31, 2001 and 2002 in accordance with French professional standards. The annual financial statements for the year ended December 31, 2000 were certified without qualification or observation. The consolidated financial statements for the year ended December 31, 2000 were certified without qualification and have given rise to an observation in the report concerning paragraph 2 of the consolidated financial statements related to the adoption of CRC rule 99-02 on consolidated accounts and the related change in accounting method. The financial statements for the year ended December 31, 2001 were certified without qualification or observation. The annual financial statements for the year ended December 31, 2002 were certified without qualification or observation. The consolidated financial statements for the year ended December 31, 2002 were certified without qualification and have given rise to an observation in the report concerning note 1 to the consolidated financial statements which presents the change in accounting method resulting from the first application, commencing January 1, 2002, of CRC rule 2000-06 relating to liabilities and the resulting change in accounting method.

      The pro forma accounts for the years ended December 31, 2001 and 2002 prepared under the responsibility of the Chairman of the Management Board, have been reviewed by us in accordance with French professional standards. On the basis of this review for which a report has been issued accompanying the pro forma financial information in this reference document, in our opinion, management's assumptions provide a reasonable basis for presenting the effects directly attributable to Publicis Groupe S.A.'s acquisition of Bcom3 in the pro forma accounts, are correctly reflected in the pro forma accounts and the accounting policies applied for the preparation of such pro forma accounts are consistent with the accounting policies applied in the preparation of the consolidated financial statements of Publicis Groupe S.A.

      Based on our review, we have nothing to report with respect to the fairness of the information on the financial position and the accounts presented in this reference document.

      Concerning the pro forma information contained in this reference document, we remind you that the pro forma financial statements are intended to reflect the effect of a given transaction on the historical accounting and financial information, had this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur.

                       Paris, March 26, 2003
                       The Statutory Auditors
              Mazars & Guerard       Ernst & Young
                                      Audit
              Frederic Allilaire     Bruno Perrin


INVESTOR RELATIONS

      Any information pertaining to this document may be obtained from:

     -- Jean-Michel Etienne, Chief Financial Officer 133, avenue des Champs-Elysees - 75008 Paris (Tel.: 0144437230 - Fax: 01 44 43 75 60
          e-mail : jean-michel.etienne@publicis.com)

     -- Pierre Benaich, Director, Investor Relations 133, avenue des Champs-Elysees - 75008 Paris, France (Tel.: 01 44436500 - Fax:
          0144437551 e-mail : pierre.benaich@publicis.com)

GENERAL INFORMATION ON PUBLICIS GROUPE S.A. AND ITS CAPITAL STOCK

GENERAL INFORMATION ON PUBLICIS GROUPE S.A.

BUSINESS NAME AND HEADQUARTERS

      Publicis Groupe S.A., 133, avenue des Champs-Elysees, 75008 Paris, France

LEGAL FORM AND APPLICABLE LEGISLATION

      French Societe Anonyme with a Management Board and Supervisory Board governed by Articles L 225-57 and L 225-93 of the French Commercial Code.

INCORPORATION DATE AND EXPIRATION DATE OF CHARTER

      Incorporation:  October 4, 1938
Expiration:  October 3, 2037 unless extended

CORPORATE PURPOSE

      The Company's corporate purpose remains unchanged and is to: operate and develop advertising, through whatever means may be required, in all its forms and no matter what its nature; organize shows and radio or television broadcasts, set up radio, television and other programs, operate movie theaters, recording or broadcasting studios and projection and viewing rooms, publish documents and music of all nature, sketches, scripts and theater productions; and generally carry out commercial, financial, industrial and real and movable property transactions directly or indirectly related to the above or likely to foster our growth and expand our business.

      The Company may act in any country either on its own account or on behalf of a third party, singly or by participating, associating or incorporating with any other company or person and may carry out in whatever form, directly or indirectly, the operations serving its corporate purpose.

      It may also acquire in any form whatsoever, interests and participations in any French or foreign businesses, regardless of the purposes of these businesses.

BUSINESS AND COMPANY REGISTERS

      542 080 601 RCS Paris; CODE NAF 741 J

FISCAL YEAR

      It begins on January 1 and ends on December 31 of each year.

      PLACE WHERE DOCUMENTS RELATING TO THE COMPANY MAY BE READ: at the headquarters office.

      STATUTORY APPROPRIATION OF EARNINGS (articles 28 and 29 of the by-laws):
Firstly, at least 5% of net income less previous years' losses (if any) are allocated to a legal reserve. This allocation ceases to be mandatory when the said reserve reaches one-tenth of the capital stock. It resumes when, for any reason, the reserve falls below this threshold. The earnings which may be distributed consist of the net income for the year minus previous years' losses (if any) as well as any amounts to be set aside in reserves pursuant to the law and by-laws plus any retained earnings.

      From this profit, an initial 5% dividend to be paid to the shareholders is deducted on all paid-in unredeemed shares. Should the earnings for a given fiscal year be insufficient to pay this dividend, it may be paid out of the retained earnings of future years. Acting on a proposal from the Management Board, the Annual General Shareholders' Meeting is empowered to withhold an amount it deems appropriate from this surplus. This sum is either to be carried forward to the next fiscal year or to be set aside in one or several reserves for either general or special purposes. The Annual General Shareholders' Meeting determines how the funds are to be allocated or used.

      Any remaining balance is allocated among the shares. The Annual General Shareholders' Meeting, which is called to approve the year's financial statements, is empowered to grant to each shareholder, for all or part of the dividends to be distributed, an option to have the dividend paid in cash or in shares pursuant to legal and regulatory terms.

      SHAREHOLDERS' MEETINGS (articles 19 to 24 of the bylaws): The General Shareholders' Meeting is open to all shareholders, no matter how many shares they hold. The meetings are held under the terms, forms and deadlines set by law.

     -- Representation and admission to Shareholders' Meetings: The right to take part in Shareholders' Meetings is reserved for:

          o owners of nominative shares that are listed on the company's share register;

          o owners of bearer shares, subject to the delivery of a certificate of share ownership by the authorized account holding intermediary, at the place indicated on the meeting invitation.

     -- Office - Attendance sheets - Votes. Each member of the General Shareholders' Meeting has as many votes as the shares he holds or represents, without limit. However, a double voting right is granted to registered shares held over two years (Extraordinary Shareholders' Meeting of September 14, 1968). This double voting right expires upon the conversion of nominative shares into bearer shares and upon any transfer other than the transfer of nominative shares by inheritance of property or gift.

      As of March 10, 2003, there were 42,773,119 shares conferring a double voting right, thus representing 85,546,238 votes.

      Any vote to remove the double voting right, which falls under the jurisdiction of the Extraordinary Shareholders' Meeting, is also subject to approval by a separate Extraordinary Meeting of holders of those shares bearing double voting rights.

      The votes are expressed by a show of hands, unless a secret ballot is requested by one or several shareholders who together represent one-tenth of the capital stock.

     -- Statutory thresholds to be declared (Extraordinary Shareholders' Meeting of December 17, 1993 - Article 7 III of the by-laws)

      "Any private individual or corporate body, acting alone or in concert, who holds in any manner whatsoever as defined under Article L. 233-7 of the French Commercial Code, a fraction equal to 1% of the capital stock or any multiple of this percentage, must report to the Company the total number of shares that he possesses by means of a registered letter with return receipt requested, mailed to the company headquarters within fifteen days from the time one of these thresholds is passed. In the event that the number or the allocation of voting rights should exceed the number or allocation of shares, the aforementioned percentages would pertain to the voting rights held. This obligation also applies each time that the fraction of capital stock or voting rights held falls below one of the thresholds stipulated in this paragraph.

      In the event that one of the above provisions is breached, the shares in excess of the fraction which should have been declared are deprived of voting rights for a period of two years following the date the notification is legalized. Except in the case that one of the aforementioned thresholds stipulated in Article L. 233-7 is breached, this sanction shall only be applied at the request of one or several shareholders holding at least 1% of the company's capital stock, as recorded in the minutes of the Annual General Shareholders' Meeting."

GENERAL INFORMATION ON THE CAPITAL STOCK

      COMPOSITION OF THE CAPITAL STOCK. On September 24, 2002, in connection with the acquisition of Bcom3, and pursuant to the decision by the Combined Annual and Extraordinary Shareholders' Meeting of June 18, 2002, the Management Board proceeded with a cash capital increase of e22,500,000, through the issue without pre-emptive subscription rights, in favor of Philadelphia Merger LLC, of 56,250,000 new shares with a par value of e0.40 issued at a share price of e30.50, thereby including a share premium of e30.1 per share.

      The Company's capital stock on December 31, 2002 was e78,432,451.60, consisting of 196,081,129 shares with a par value of e0.40.

      AUTHORIZATION TO ISSUE SHARES. The Extraordinary Shareholders' Meetings of Publicis Group S.A. held on November 27, 1987 and June 21, 1991 authorized the issuance of 616,800 shares of 25 French francs par value in the form of stock options. In addition, as part of the merger-takeover of Publicis Communication by Publicis Group S.A., which took place in December 1998, the 62,397 options granted and not yet exercised on the absorbed company's books at the merger date were taken up by the absorbing company after being converted into 935,970 options to subscribe to shares of Publicis Groupe S.A. shares at e0.40 par value.

      Moreover, the Extraordinary Shareholders' Meeting of August 29, 2000 authorized the Management Board to grant share subscription or purchase options, subject to legally imposed limits.

      The options were all awarded to the members of the administrative and management bodies of Publicis Groupe S.A., its parent company and its principal subsidiaries.

      All of the information pertaining to these option plans appears in the notes to the consolidated financial statements.

      Under the share exchange offer filed by the company involving Saatchi & Saatchi securities, the Extraordinary Shareholders' Meeting of August 29, 2000 authorized the issuance of a maximum of 46,096,133 shares of 2.50 French francs par value in exchange for all of the Saatchi & Saatchi shares tendered. The Meeting also decided on the issue of a maximum of 46,096,133 Contingent Value Rights (CVR) under which one CVR was to be granted for each Publicis Groupe S.A. share provided in exchange for Saatchi & Saatchi shares contributed. This authorization was renewed by the Extraordinary Shareholders' Meetings of June 14, 2001 and June 18, 2002.

      The Shareholders' General Meeting of August 29, 2000 authorized the Management Board to increase the capital stock, either in one or several operations, subject to a maximum of e30 million, with or without elimination of pre-emptive rights. This authorization was superseded by that granted by the Extraordinary Shareholders' Meeting of January 9, 2002 to increase the capital stock, either in one or several operations, up to a maximum nominal value of e40 million, with or without elimination of pre-emptive rights, including during the period of a takeover or exchange bid.

      The Extraordinary Shareholders' Meeting of January 9, 2002 also authorized the Management Board to issue bonds or other credit instruments up to a maximum nominal value of e800 million. In addition, the Meeting authorized the Management Board to issue new shares for a total value of e2,800,000, reserved for beneficiaries of company savings schemes and/or multi-employer defined benefit plans. In January 2002, the Management Board proceeded with an issue of 16-year bonds convertible into or exchangeable for existing or new shares for a total amount of e690,000,000. This issue consists of 17,624,521 bonds with a par value of e39.15, bearing interest at the annual rate of 1%. These bonds will be fully redeemed at their maturity, on January 18, 2018, for an amount corresponding to 134.59% of par.

      On June 18, 2002, the Combined Annual and Extraordinary Shareholders' Meeting authorized the Management Board to proceed with a capital increase, in one or more stages, for a total maximum par value amount of e40,000,000 through the issue, without pre-emptive subscription rights, of new shares and securities other than shares, representing claims on the Company and conferring entitlement, at any moment or on fixed dates, directly or indirectly, to shares in the Company, whether by conversion, exchange, redemption, presentation of a warrant, or any other means, in a par value amount not to exceed e900,000,000. The Management Board did not make use of the authorizations granted during fiscal year 2002.

      During this same Meeting, in connection with the acquisition of Bcom3, the Management Board was granted full powers, for a period of six months, to proceed with the issue of 1,562,500 ORANEs with a par value of e549 each, for a total face value of e857,812,500, and with the issue of 2,812,500 OBSAs with a par value of e305 each, for a total face value of e857,812,500. These issues were performed pursuant to the economic and financial terms and conditions described in the prospectus (note d'operation) approved by the COB on May 16, 2002, adopted by the shareholders of Publicis Groupe S.A. in their Meeting of June 18, 2002 under the nineteenth and twentieth resolutions.

      Making use of the powers granted by this Meeting, the Management Board and its Chairman finalized as agreed the contracts regulating the issues of ORANEs and OBSAs. Furthermore, Publicis Groupe S.A. requested the admission of the ORANEs and of the equity warrants (BSA) for a listing on Euronext.

      BREAKDOWN OF CAPITAL STOCK AND VOTING RIGHTS. The breakdown of capital stock and voting rights as of December 31, 2002 appears in the first part of the present report in the section "Publicis on the stock market." To the company's knowledge, other than the shareholders mentioned in this table no other shareholders hold over 5% of the capital stock or voting rights.

      Following the death of Marcel Bleustein-Blanchet, Somarel's capital stock was restructured in April 1998 to partner friendly investors with members of the group's personnel and top management in France and abroad.

      For your information, we are reporting Somarel's ownership structure:
Elisabeth Badinter -51.29%, Sophie Dulac- 7.98%, institutional investors - 18.55%, Groupe Publicis employees - 18.55%, Michele Bleustein-Blanchet - 2.42% and Nicolas Rachline - 1.21%. All of these shareholders have signed an agreement aimed at ensuring Somarel's ongoing control of Publicis. The agreement expressly stipulates that Somarel merge with Publicis by June 30, 2003.

      The approximate number of shareholders is 68,000. At December 31, 2002, Publicis' employees did not directly hold any material equity stake in the company.

      Aside from Mrs. Elisabeth Badinter's holding, which appears in the table showing the breakdown of Publicis Group S.A.'s capital stock, no other member of the Supervisory Board and no member of the Management Board held a significant equity stake in the company.

      Pursuant to the Company's authorizations to repurchase up to 10% of its own stock, granted by the General Shareholders' Meetings held on June 25, 1998, December 11, 1998, June 22, 2000, August 29, 2000, June 14, 2001 and June 18,
2002 (COB visa no. 02-659 dated May 5, 2002), Publicis Groupe S.A. bought back 8,225,213 of its own shares in 2002.

      A plan was implemented to allocate the repurchased shares under the authorization given by the General Shareholders' Meeting of August 29, 2000.

      None of the treasury stock is held indirectly.

SHAREHOLDER AGREEMENTS

      A) SOMAREL SHAREHOLDER AGREEMENT

      The merger of Publicis Groupe S.A. and Somarel SA is due to be submitted for the approval of the Annual Shareholders' Meeting to be held on May 15, 2003 subject to the terms and conditions presented in the Management Board's report. Consequently, the information provided in this section will no longer be pertinent once the merger has been approved. Somarel, a French Societe Anonyme with capital stock of e14,241,600, headquartered at 133, avenue des Champs-Elysees, 75008 Paris, France, is chaired by Mrs. Elisabeth Badinter who, along with her three children, holds 51.29% of the capital stock and voting rights. Somarel holds 30,960,000 Publicis shares representing approximately 15.8% of total shares and 27.51% of voting rights.

      The Somarel shareholder agreement concluded on April 9, 1998 (and amended on September 25, 1998) between Mrs. Elisabeth Badinter, Mrs. Sophie Dulac, Mrs. Sophie Bleustein-Blanchet (hereafter the "Family Shareholders"), Compagnie Financiere de Paribas, Pechel Industries, Compagnie Financiere Saint Honore, Francarep, SRRE (hereafter the "Investors"), Mr. Maurice Levy and the employees and management of Publicis (hereafter the "Managers") stipulates the following:

     -- the majority of members of the Board of Directors of Somarel are appointed among the candidates nominated by Mrs. Elisabeth Badinter;

     -- within the corporate bodies of Publicis, the directors of Somarel and the groups of shareholders they represent must refrain from opposing majority decisions taken by the Board of Directors of Somarel, whether these decisions pertain to a vote held in a Publicis Shareholders' Meeting, to the participation in financial transactions involving Publicis, or, in a more general fashion, to Publicis' corporate strategy;

     -- the three groups of shareholders agree to support, both within Somarel and within Publicis, the proposed merger of the two companies due to be accomplished between January 1, 2003 and June 30, 2003 at the latest, with the understanding that the



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


          merger shall be achieved via an equivalent and transparent parity with respect to the investments, the financial assets and liabilities being recognized at their face value;

     -- in the event that this merger is not approved by the Annual Shareholders' Meeting of either Somarel or Publicis as a result of a vote or abstention by the Family Shareholders, the Investors shall be entitled to receive a purchase commitment of their shares from Mrs. Elisabeth Badinter or from any other individual or corporate entity she may name to act on her behalf;

     -- in the event that Mrs. Elisabeth Badinter does not act to acquire the shares held by the Investors notwithstanding the prevailing purchase commitment, the Investors shall be entitled to exercise a commitment to sell under which Mrs. Elisabeth Badinter shall be compelled to sell to them the entirety of her holdings in Somarel;

     -- the Managers and the Investors agree to retain ownership of their Somarel shares, until the date of the merger and no later than June 30, 2003;

     -- the agreement entitles all parties to a right of first refusal to purchase shares prior to any proposed sale or transfer to a third party, as well as grants a sell-out right to the Managers in the event of a change of control of Publicis or Somarel as a result of the sale of shares held by Mrs. Elisabeth Badinter;

     -- the agreement shall remain in effect for as long as the signatories are shareholders of Somarel.

      B) IN ADDITION, TWO MEMORANDA OF UNDERSTANDING1 were concluded on March 7, 2002, the first between the Japanese communications group Dentsu Inc. (hereafter "Dentsu") and Publicis Groupe S.A. (hereafter "Publicis") and the second between Dentsu and Mrs. Elisabeth Badinter. The second agreement, constituting a joint action, was granted a waiver from the obligation to file a public offer of Publicis shares delivered by the Conseil des Marches Financiers on May 22, 2002.

      The main elements of these MEMORANDA are as follows:

      SHAREHOLDER AGREEMENT BETWEEN DENTSU AND PUBLICIS

     -- Dentsu shall be represented by two members on the Supervisory Board of Publicis as long as it holds at least 10% of the latter's capital stock, with the understanding that the number of its representatives shall increase upon enlargement of the Supervisory Board of Publicis to ensure that Dentsu maintains a constant proportional representation in its voting rights;

     -- Dentsu is forbidden, until July 1, 2012, to hold a stake greater than 15% of the voting rights of Publicis;

     -- An anti-dilution clause protects Dentsu in the event of a capital increase in which Dentsu would not be able to participate by exercising its pre-emptive rights to subscribe to shares;

______________________
1 These agreements are described in the prospectus granted Visa No. 02-564 on May 16, 2002 as well as in the Decision No. 202C0590 of the Conseil des Marches Financiers meeting dated May 22, 2002.

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


     -- Dentsu undertakes not to sell or transfer any Publicis shares until July 1, 2012. In the event of a public offering of Publicis shares, Publicis shall ensure that market regulations (and in particular the regulations of the Commission des Operations de Bourse concerning public offers) are observed, including this commitment to inalienability; -- This agreement will expire on July 1, 2012 unless it is renewed for ten years by agreement between the parties.

SHAREHOLDER AGREEMENT BETWEEN DENTSU AND MRS. ELISABETH BADINTER

     -- As a Publicis shareholder, Dentsu agrees to elect or maintain in office the members of the Supervisory Board nominated by Mrs. Elisabeth Badinter; -- In its service on the Supervisory Board of Publicis, Dentsu agrees to:

          (I) vote in favor of Mrs. Elisabeth Badinter, or by any other individual or corporate entity she may name to act on her behalf, to serve as Chairman of the Supervisory Board of Publicis;

          (II) elect or maintain in office the members of the Supervisory Board nominated by Mrs. Elisabeth Badinter;

          (III)vote in favor of the nominated members of management (in particular the members of the Management Board) proposed by Mrs. Elisabeth Badinter after consultation with Dentsu;

     -- A strategy committee to be designated as the "Special Committee," whose members shall be nominated by Mrs. Elisabeth Badinter and by Dentsu (whereby Mrs. Elisabeth Badinter shall have the power to nominate the majority of members), shall be formed to examine the strategic decisions to be taken by Shareholders' Meetings as well as to determine the orientation of the vote of Mrs. Elisabeth Badinter and Dentsu with respect to decisions on which Dentsu agrees to vote in the same manner as Mrs. Elisabeth Badinter;

     -- Mrs. Elisabeth Badinter agrees to vote, and to arrange for a vote by Somarel, in order to ensure that Dentsu shall be represented by two members on the Supervisory Board of Publicis as long as Dentsu shall hold at least 10% of capital stock, with the understanding that the number of its representatives shall increase upon enlargement of the Supervisory Board of Publicis, allowing Dentsu to maintain a constant proportional representation in its voting rights;

     -- Upon consultation of Mrs. Elisabeth Badinter, Dentsu agrees to vote in Publicis Shareholders' Meetings in the same manner as Mrs. Elisabeth Badinter on the following decisions:

          o changes in Publicis' by-laws involving the following elements: corporate name, headquarters, number of members of the Management Board and the Supervisory Board, term of members' appointments and number of shares required for the exercise of these appointments;

          o any merger or similar transaction through which the existing shareholders of Publicis at the time of the merger retain the majority stake in the new entity subsequent to the transaction. Additionally, Dentsu agrees to vote as Mrs. Elisabeth Badinter with respect to any merger of Somarel and Publicis;

          o distribution of reasonable dividends where these do not exceed 40% of distributable earnings;

          o increases not exceeding 10% in the capital stock or voting rights with pre-emptive subscription rights and in a total amount not to exceed 10% of the capital stock of Publicis as of March 7, 2002;

          o capital stock reduction through the repurchase of shares by the Company;

     -- Upon consultation with Mrs. Elisabeth Badinter, Dentsu shall be entitled to vote as it deems fit with respect to the following transactions:

          o decisions to issue securities representing more than 10% of Publicis' capital stock and/or voting rights; o granting of subscription rights;

          o capital increases reserved for specific categories of shareholders;

          o public offerings of securities by Publicis without pre-emptive subscription rights;

          o contributions or transfers of assets, provided these are submitted for the approval of the Shareholders' Meeting;

          o approval of any transaction involving Mrs. Elisabeth Badinter, Dentsu, or a subsidiary of Publicis.

     -- Dentsu shall vote in favor of the approval of the financial statements, provided that the members appointed by Dentsu to the Supervisory Board have been heard by the Audit Committee, that the statutory auditors have expressed an unqualified opinion on these accounts, that the representatives of Dentsu, heard by the Audit Committee, have put forward their observations to the statutory auditors and that the latter have provided their response and have maintained their unqualified opinion on the financial statements;

     -- Dentsu undertakes not to sell or transfer any Publicis shares until July 1, 2012. In the event of a public offering of Publicis shares, Publicis shall ensure that market regulations (and in particular the regulations of the Commission des Operations de Bourse pertaining to public offerings) are observed, including this commitment to inalienability;

     -- From July 12, 2012 forward, Mrs. Elisabeth Badinter shall be entitled to a right of first refusal should Dentsu receive a cash offer for shares or should Dentsu wish to sell or transfer the shares on the market or for investment purposes;

     -- Until July 12, 2012, Dentsu undertakes not to hold alone or jointly, aside from this joint agreement, more than 15% of the voting rights of Publicis, with the understanding that in the event of an involuntary crossing of this threshold, Dentsu agrees to waive its rights to any voting rights attached to the portion of shares in held in excess of this 15% threshold;

     -- Dentsu undertakes not to conclude any agreement related to the supervision and management of Publicis without the prior consent of Mrs. Elisabeth Badinter. Mrs. Elisabeth Badinter may not conclude, without the prior approval of Dentsu, any agreement related to the supervision and management of Publicis if the result of such


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

          an agreement is to require Dentsu to jointly file a public offer for Publicis shares. Any violation by Mrs. Elisabeth Badinter of this commitment shall grant Dentsu the right to terminate the agreement;

     -- Mrs. Elisabeth Badinter shall do her utmost to ensure that Dentsu remains protected against dilution resulting from any cash capital increase to which Dentsu shall not be able to subscribe;

     -- The parties shall adjust the agreement to enable Dentsu to account for its participation in Publicis by means of the equity method, to the extent that the economic and legal balance of the agreement shall be maintained. The mere fact, for either Dentsu or Mrs. Elisabeth Badinter, of having voted differently during a Publicis Shareholders' Meeting shall not authorize either of the parties to terminate the agreement;

     -- The agreement shall expire twelve years after its signing, unless both parties agree to renew the agreement for an additional twelve years.

      The signatories of the Memoranda of Understanding are preparing the definitive detailed version of each agreement, which shall reiterate the main elements while allowing for certain adjustments, in particular with respect to the obligation on the part of Dentsu to retain shares in the event of a substantive dilution of its stake or of a loss of its representatives on the Supervisory Board.

INFORMATION RELATING TO THE BUSINESS OF PUBLICIS GROUPE S.A.

      PUBLICIS GROUPE S.A.'S BUSINESS. In 2002, as a result of the merger with Bcom3 Group, Inc., Publicis Groupe S.A. became the world's fourth largest communications group (based on revenues - rankings of Advertising Age dated April 2002 / Company reports), present in 109 countries on five continents and in 229 cities with 35,700 employees, encompassing three major global advertising networks: Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide. Other Group resources include two ultra-creative, multi-hub networks, with operations in several key countries (Fallon Worldwide and 49%-owned Bartle Bogle Hegarty). Publicis Groupe S.A. also became the world leader in media buying and consulting, combining the strengths of two global brands:
ZenithOptimedia and Starcom MediaVest. The Group's service offerings in several specialized communication sectors have been reinforced: it is one of the top three healthcare communications providers worldwide and has considerably strengthened its position in public relations, direct marketing, and in multicultural communications, the latter in the United States.

      Publicis Groupe S.A. is not only the fourth largest communications group worldwide, but also occupies one of the top five positions in fifteen of the world's largest advertising markets. The Group ranks first in Europe, third in the United States, and has established a unique access point to the Japanese market through its strategic partnership established with Dentsu in 2002. Publicis is also well represented in the Middle East, in Latin America, and in Asia.

      Publicis Groupe S.A. is proud to serve many prestigious clients, who occupy either national or worldwide leadership positions in their sectors.

      Approximately 55% of revenues are generated with clients who are leaders on their home market, with the remaining 45% generated with global clients, for whom Publicis Groupe S.A. handles the account in more than five countries. The Group's largest client represents no more than 8% of revenues and the top twenty clients represented approximately 38% of revenues in 2002.

      Advertising currently accounts for approximately 56% of Group revenues with its media business (media buying and consulting, sale of advertising space) accounting for nearly 20%.

      Publicis has also substantially bolstered its marketing and specialized communications units, which account for one quarter of its total revenues. These activities are organized into the following brands and groupings:

     -- Marketing services with Frankel, ARC Marketing and The Triangle Group, with Publicis Dialog, part of the Publicis Worldwide network and iLeo part of Leo Burnett;

     -- Healthcare communications with Medicus, Nelson Communications, Klemtner Advertising, and specialized units in the Publicis and Saatchi & Saatchi networks;

     -- Communications strategy consulting and public relations with the international network Manning Selvage & Lee and Publicis Consultants, present in Europe and the United States;

     -- Communication focused on Human Resources with Media System, a French organization member of the Talent Village international network;

     -- Interactive or digital communications with specialized units like Semaphore Partners, Publicis NetWorks, along with interactive departments in advertising network agencies;

     -- Multicultural communications in the United States with Burrell and Vigilante (communication to theAfrican-American community), Lapiz, Bromley and Publicis Sanchez & Levitan (communication to the Hispanic community) and New-A (communication to the Asian community).

      Finally, in parallel with the group's core advertising and communication activities, Publicis also runs a retail operation, Drugstore Champs Elysees, on which refurbishment work began in January 2002.


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



MAJOR CLIENTS
-  ADVERTISING

----------------------------------------------------------------------
PUBLICIS WORLDWIDE                  Kellogg's
Allied Domecq                       McDonald's
Carrefour                           Morgan Stanley
Club Med                            Nintendo
Coca-Cola                           Procter & Gamble
Ericsson                            Philip Morris
HP/Compaq                           Philips
L'Oreal                             US Army
Nestle                              Walt Disney
Procter & Gamble                    SAATCHI & SAATCHI
Renault                             WORLDWIDE
Siemens                             AstraZeneca
Roche                               Dupont
Tefal                               Essilor
UBS                                 Diageo
Whirlpool                           General Mills
LEO BURNETT WORLDWIDE               Johnson&Johnson
AllState                            P&G
Bristol Myers Squibb                Pharmacia Upjohn
Fiat                                Toyota/Lexus
General Motors                      Visa International
Hallmark
----------------------------------------------------------------------

-  MEDIA

----------------------------------------------------------------------
STARCOM MEDIAVEST                   ZENITH OPTIMEDIA
GROUP                               Allied Domecq
Coca-Cola                           British Airways
Diageo                              Darden
Fiat                                HP/Compaq
General Motors                      Kingfisher
Kellogg's                           General Mills
McDonald's                          L'Oreal
Procter & Gamble                    Nestle
Philip Morris                       Rover
US Army                             Schering Plough
Walt Disney                         Siemens
                                    Toyota/Lexus
                                     Verizon
----------------------------------------------------------------------

INVESTMENT POLICY

      RESEARCH. The Group's policy with regard to research is detailed in Note
1.2 to the consolidated financial statements.

MAIN INVESTMENTS MADE OVER THE PAST THREE YEARS

      THE YEAR 2000, in which the Group doubled the size of its operations, was exceptionally rich in events with major strategic implications. This resulted in a large amount of investments made during the year. The major transaction was the Saatchi & Saatchi acquisition, providing Publicis with a second high-quality global network. However, this acquisition was paid for in Publicis shares following an equity issue, and did not therefore have an effect on capital expenditure in 2000.

      The same year, Publicis made a large number of acquisitions, particularly in the United States. The companies acquired were:

     -- Fallon, a high-prestige advertising agency, allowing the group to lay the foundations for an ultra-creative multi-hub global advertising network,

     --   Frankel, a leader in marketing services,

     -- DeWitt Media, an agency specialized in media buying and counsel which enabled us to introduce the Optimedia brand in the United States,

     --   Winner & Associates, a public relations agency,

     -- Nelson Communications, the largest healthcare advertising network made Publicis number one in this sector. This acquisition was paid partly in Publicis Groupe S.A. stock.

      In addition, the Group continued to expand into Latin America by acquiring Publicistas Asociados, Peru's biggest agency. In 2000, the Publicis also made investments in the interactive communication sector (web agencies) based in several countries.

      The acquisitions made in 2000 (which cost a total of e540 million, net of disposals) generated a combined contribution of e1.1 billion to Publicis' gross margin. Other investments totaled e136 million, including e102 million allocated to investments in fixed assets and e34 million to repurchase shares.

      IN 2001, Publicis Groupe S.A. focused its acquisition strategy primarily on specialized communication agencies and finalized an agreement with the Uk-based Cordiant leading to the creation of ZenithOptimedia, a top-tier global player in the field of media buying and consulting:

     -- Publicis acquired several agencies specialized in direct marketing, sales promotion and CRM, including: Fisch.Meier.Direkt, the leading Swiss agency in this sector, The Triangle Group, the UK's number one independent group and a pioneer in sales promotion, and two US-based agencies, FusionDM and Creative AiM.

     --   Publicis acquired Carre Noir, one of France's top design agencies,

     -- The Group reinforced its offering in institutional and financial communication through the acquisition of Ecocom in France, as well as two US-based entities, Fabianne Gershon & Associates and the Hudson Stone group.

     -- In the fast-growing market of communication aimed at the Hispanic population in the United States, Publicis acquired a controlling interest in the agency Sanchez & Levitan as well as in the Dallas and Los Angeles agencies of the Siboney group.

     -- In September 2001, Publicis Groupe S.A. and Cordiant created ZenithOptimedia by combining their respective media buying and consulting operations, Zenithmedia (previously 50%-owned by Saatchi & Saatchi and 50% by Cordiant) and Optimedia (100% Publicis). The resulting company, in which Publicis holds a 75% stake and Cordiant a 25% stake, was rated the world's number three player in the field by the trade magazine, Advertising Age.

      In addition, Publicis has also extended its footprint in Asia though the acquisition of the Indonesian agency Metro Advertising.

      All told, these acquisitions brought in about e70 million on a full-year basis. A total of e77 million was spent on acquisition of subsidiaries, but if we take into account the cash held by the acquired companies (especially Zenithmedia), these acquisitions, net of disposals, provided the Group with e164 million in additional resources. Other net expenditures on tangible and intangible assets amounted to e92 million. The repurchase of treasury stock could not be classified as an investment, owing to the fact that the shares repurchased in this way were to be used in employee stock option plans and were thus accounted for as cash and cash equivalents. The Group spent a total of e119.8 million on repurchasing its own shares.

      IN 2002, Publicis Groupe S.A. passed another strategic milestone:

      The Group acquired Bcom3, the US communications group, making Publicis Groupe S.A. the fourth ranking global player, and squarely positioning the Group in the top tier for communications worldwide. This acquisition added another prestigious advertising brand, Leo Burnett, to its lineup, but also to triple its size in the media buying and consulting sector, and reinforced its position in healthcare communications, public relations, and multicultural communications. Valued at around e2.1 billion on the date of closing in September 2002, this transaction was financed in the following manner: one half by issuing new Publicis Groupe S.A. shares, one fourth by issuing ORANEs (bonds redeemable into shares) and one fourth by issuing OBSAs (bonds with detachable equity warrants). The transaction did not involve a cash investment of any kind.

      Apart from this acquisition which has radically transformed the composition of Publicis Groupe S.A., the Group made several highly targeted acquisitions mainly in the specialized communications sector:

     -- in relationship and events marketing, the agencies Sales Story, ECA2, Stella and Media Publics in France, Magnesium in Belgium, Direct'n'More in Austria and Gravitas in Japan;

     -- in public relations, with Johnston & Associates in the United States and Van Sluis Consultants in the Netherlands.


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

      The Group also acquired the agencies Arrendo/De Haro and Art-y-mana in Mexico, thereby doubling the presence of Publicis Worldwide in this market. On a full-year basis, these acquisitions contributed revenues of e38 million to Publicis alone. A total of e70 million was spent acquisition of subsidiaries (for Publicis alone). Other net expenditure on tangible and intangible assets amounted to e66 million (for Publicis alone). The Group spent a total of e182.1 million in 2002 on the repurchase of treasury stock.

      FUTURE INVESTMENTS. The Group intends to concentrate its future investments in extending its service offering in specialized communications, in particular in the areas of direct marketing, public relations, CRM, and Databases. Acquisitions in these sectors in key world markets should enable the group to further extend its holistic offering to its clients.

      EXCEPTIONAL ITEMS AND LITIGATION. The Chairman of the Management Board is not aware of any exceptional items or legal disputes that may have, or have had in the recent past, a material effect on the revenues, net income, financial position, or business assets of Publicis Groupe S.A.

MAIN RISK FACTORS FOR THE GROUP

      A)  COMPETITION

      The advertising and communications industry is highly competitive. Our competitors in this sector range from major international communications groups to small agencies active only in local or regional markets. Among the newest entrants to our sector are systems integrators, database modeling and marketing firms, and telemarketing companies. We must be able to provide services similar to those of these new competitors in order to maintain our existing relationships with clients and to seek new business opportunities. Certain clients initiate competitive bidding procedures at regular intervals. We believe that major multinational corporations are increasingly likely to endeavor to centralize their advertising budgets, using a limited number of service providers to meet their needs worldwide. This trend compels us to offer a full range of advertising and communications services. In certain markets, some of our competitors will attempt to provide more complete solutions than those we provide today.

      B) DETERIORATING ECONOMIC CONDITIONS

      Recessions experienced by the advertising and communications industry parallel those affecting the economy in general, leading to reductions in investments and budgets by advertisers. Given that certain clients have been known to react, and may react in the future, to general economic recessions by reducing their budgets in order to attain profitability objectives, recessions may have a greater impact on the advertising and communications sector than on other sectors. It is for this reason that our business and our operating performance may be significantly affected by continued unfavorable general economic conditions or by further worsening of these conditions in one or more markets.



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


      C) ACQUISITIONS AND INVESTMENTS

      Our development strategy entails extending the range of services offered to our clients. We intend to meet this objective in particular by proceeding with acquisitions and other investments. We may encounter difficulties in identifying the companies to be acquired or investment opportunities. In addition, sufficient attention must be devoted to ensuring the successful integration of newly acquired entities within existing structures to produce expected synergies. Lastly, we may use shares in the Company to offset future acquisitions and investments, which may dilute existing shareholders.

      D) CHANGES IN CONSUMER PROTECTION REGULATIONS

      In a certain number of countries, particularly in Europe and in North America, growing concerns about the rights of individuals and notably privacy rights have led to increased governmental scrutinyand legislative and regulatory activity with respect to the collection, dissemination, and use of personal information, especially pertaining to users of the Internet. In addition to its moves to regulate the tobacco and alcohol industries, the European Union has adopted a directive limiting the collection and use of information pertaining to users of the Internet. As an adjunct to governmental actions, a certain number of trade organizations and privacy rights associations are advocating the establishment of new self-regulatory criteria.

      As some of our activities rely upon the collection and use of client data, these developments and any legislation, regulation, or new standards may have an impact on these business sectors.

      E) PRESENCE IN DEVELOPING COUNTRIES

      We conduct business in various developing countries. Among the risks related to doing business in these countries are longer invoice payment timeframes, social, political, and economic instability, heightened foreign exchange risk, and limitations on the repatriation of earnings. It is difficult to be fully protected against these risks. Furthermore, business legislation in many of these countries may be vague, contradictory, administered in a haphazard manner, and applied retroactively. Consequently, it is often difficult to determine with certainty the precise requirements deriving from these laws.

      F) THIRD-PARTY LITIGATION AGAINST OUR CLIENTS

      We occasionally may be compelled to defend ourselves or to participate in the defense of certain of our clients as a result of lawsuits brought by third parties, notably by competitors of our clients, government authorities, or consumers. These legal proceeding may challenge the truthfulness or presentation of advertising messages concerning the products or services of our clients. Grievances may also address the infringement of rights of third parties, in particular copyright or trademark infringement. Costs incurred in the conduct of these legal proceedings may impact our financial situation if we were not adequately insured and if our clients did not indemnify us. Moreover, our contracts with clients generally include a provision for insurance by the agency in the event of damages resulting from the running of advertising campaigns.



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


      G)  KEY PERSONNEL

      The loss of key management personnel may have an impact on our business and our operating performance. In addition, our success depends and will continue to depend significantly on the capacities of our creative, research, sales, and media specialist teams. Should we prove unable to continue attracting and retaining talented staff members or to retain and motivate our current key staff members, our business might suffer.

      H)  KEY CLIENTS

      Significant reductions in advertising and communications expenditure by our largest clients or the loss of one or more of them might weaken our financial situation, and our business and our operating performance would suffer. Many clients are able to terminate their contracts with their advertising agencies by giving three to six months' notice. In addition, and in general, clients may reduce their advertising and communications expenditures or cancel projects at any time and for any reason.

      I) FOREIGN EXCHANGE RISKS, INTEREST RATE RISKS, AND EQUITY PRICE RISKS

      These risks are described and analyzed in the Note 1.2 to the consolidated financial statements.

      INSURANCE AND RISK MANAGEMENT. The strategy of Publicis Groupe S.A. is to centralize international coverage under a single worldwide program, to the extent possible, by negotiating and managing this coverage from the headquarters in Paris. This is the case particularly for liability insurance, including that for coverage required in the United States. On a worldwide basis, per loss and per year, coverage limits are therefore as follows:

      - general liability:  e50 million
      - professional liability: e30 million, including US$10 million for certain US subsidiaries
      - directors' and officers' liability:  US$60 million
      - employment practices liability:  US$20 million

      With respect to property and business interruption insurance, coverage is most often acquired locally according to standards established by Publicis Groupe S.A.

AUDIT FEES
Fees paid by the Group in 2002 to each of the parent company's statutory auditors are as follows:

----------------------------------------------------------------------
(in millions of euros)                       Ernst    Mazars     Total
                                                 &         &
                                             Young   Guerard
----------------------------------------------------------------------

-  Statutory Audit and certification of
   the statutory accounts and                  3.9       3.9      7.8
   consolidated financial statements
-  Other (principally Bcom3 acquisition)       1.3       1.1      2.4
Total                                          5.2       5.0     10.2
----------------------------------------------------------------------


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


ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES

MEETINGS OF THE SUPERVISORY BOARD AND THE

      MANAGEMENT BOARD. The Supervisory Board meets every three months to consider the quarterly report submitted by the Management Board. As specified in the by-laws, each member of the Supervisory Board is required to hold 200 registered shares. The Management Board meets every month. If applicable, these two management bodies meet, on an exceptional basis, as often as is deemed necessary in order to serve the company's interests. During 2002, the Supervisory Board met five times and the Management Board fifteen times.

      SPECIAL COMMITTEES. Two committees were created in early 2000:

     -- the appointments and compensation committee continued its work regarding the Group's senior management compensation, and approved the guidelines for compensation and stock option plans established during the year.

     -- The audit committee continued to carry out its mission, notably on the occasion of the approval of the 2002 financial statements.

EMPLOYEE PROFIT-SHARING SCHEMES

      PROFIT-SHARING AND STOCK OWNERSHIP. There is no comprehensive staff profit-sharing scheme other than the statutory schemes operated by the Group's French subsidiaries.

------------------------------------------------------------------------------
STOCK SUBSCRIPTION AND PURCHASE OPTIONS
                                         -------------------------------------
Stock subscription and purchase options     Number of   Weighted     Plan
granted to and exercised by the leading       options    average
ten non-officer employee alloteess.           granted      price
                                           subscribed
                                         or purchased
Options granted in the fiscal year by
the issuer and by any company included         75,100      29.97     13th
in the scope of option allotment to the                               and
ten employees of the issuer and any                                  14th
company included in the scope of option                           tranches
allotment who were granted the highest
number of options (aggregate data)
------------------------------------------------------------------------------
Options held against the issuer and
above-mentioned companies and                 187,325        (1)       (1)
exercised during the fiscal year
by the ten employees of the issuer
and these companies who subscribed
or purchased the highest number of
options (aggregate data)
------------------------------------------------------------------------------

(1) Shares delivered correspond mainly to the conversion of original Saatchi & Saatchi shares according to the ratio adopted for the exchange of shares upon the acquisition of Saatchi & Saatchi by Publicis Groupe S.A. (18.252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi


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


shares), and the exercise of Nelson stock options at a strike price of US$24.40 per Publicis Groupe S.A. share delivered.



INFORMATION CONCERNING RECENT DEVELOPMENTS

      The integration of the D'Arcy advertising network (one of the brands making up the Bcom3 Group) within the Group's three global networks took place in line with forecasts. By the end of March, more than 95% of the accounts of the former D'Arcy had been redistributed, without recording any material loss. The vast majority of its staff was also transferred to their new agencies without difficulty.

      The headquarters of the former Bcom3, consisting mainly of offices located in New York and Chicago, is expected to be definitively closed by the end of March.

      Selling restrictions on Publicis Groupe S.A. shares held by former shareholders of Bcom3 have been partially lifted on March 24, 2003 and represent approximately 6.9 million shares, or 3.5% of the Company's capital stock. This event is not expected to have a significant impact on transaction volume of the share due to an orderly marketing procedure applied to stagger purchases over a period lasting several weeks.

      Finally, the merger of Somarel with Publicis Groupe S.A. is expected to be completed by June 30, 2003, pursuant to agreements concluded in 1998, enabling Somarel's shareholders (Mrs. Elisabeth Badinter, Mr. Marcel Bleustein-Blanchet's heirs, the Group's employees, and French institutional investors) to become direct shareholders of Publicis Groupe S.A. This transaction, which will not create any new shares, may release additional securities into the market. However, it may be inferred from the structure of Somarel's capital stock that market risk will be limited.




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


2003 FINANCIAL CALENDAR

February 11, 2003        2002 revenues (12 months)
March 11, 2003           2002 earnings
Late April 2003          Annual Report release
May 13, 2003             1Q 2003 revenues
May 15, 2003             Annual General Meeting
June 2003                Form 20-F release
July 3, 2003             Dividend payment date
August 11, 2003          2Q 2003 revenues (6
                         months)
September 9, 2003        1H 2003 earnings
November 13, 2003        3Q 2003 revenues (9
                         months)
February 11, 2004        2003 revenues (12 months)



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


TABLE OF CONTENTS            TO FACILITATE THE READING OF THIS REFERENCE
                             DOCUMENT, THE TABLE OF CONTENTS PRESENTED BELOW
                             PERMITS THE IDENTIFICATION OF THE PRINCIPAL
                             SECTIONS OF THE APPLICATION INSTRUCTIONS OF COB
                             REGULATION 98-01.

                                                                           PAGE
1.  REFERENCE DOCUMENT EDITOR AND INDEPENDENT AUDITORS
      Document editor...................................................... 144
      Independent auditors................................................. 144
      Investor relations................................................... 145
2.  GENERAL INFORMATION ON PUBLICIS GROUPE S.A. AND ITS CAPITAL STOCK
      General information on Publicis Groupe S.A........................... 145
      General information on the capital stock.................... 67, 136, 147
      Breakdown of capital stock and voting rights............. 67, 68, 81, 148
      Shareholder agreements............................................... 149
      Stock markets..................................................... 64, 65
      Dividends and yields.................................................  66
3.  INFORMATION RELATED TO THE BUSINESS OF PUBLICIS GROUPE S.A.
      Publicis Groupe S.A.'s business...................................... 151
      Revenues by activity................................................. 119
      Headcount............................................................ 117
      Investment policy Research...........................................  97
      Main investments made over the last threeyears....................... 153
      Data on the activites of principal subsidiaries................. 70 to 79
      Risks incurred by Publicis Groupe S.A.
      Market-related risks (interest rate, exchange rate, equity, credit).................................................... 100, 101, 113
      Exceptional items and litigation..................................... 154
      Main risk factors for the Group...................................... 154
      Insurance and risk management........................................ 156
      Audit fees........................................................... 156
4.  NET ASSETS - FINANCIAL SITUATION - RESULTS
      Summary statutory financial statements of Publicis Groupe S.A........ 132
      Consolidated financial statements of Publicis Groupe S.A.............  94
      Pro forma consolidated financial information
        of Publicis Groupe S.A............................................. 128
5.  ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES
      Supervisory Board and Management Board..................83, 86 to 89, 156
      Special committees............................................... 84, 156
      Directors' shareholdings......................................... 85, 117
      Employee profit sharing schemes...................................81, 157


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

6. INFORMATION CONCERNING RECENT DEVELOPMENTS AND PERSPECTIVES FOR THE
   FUTURE............................................................ 92, 157

                          -------------------------------------------
                          COB    IN ACCORDANCE WITH ITS REGULATION
                          ---    98.01, THE COMMISSION DES
                                 OPERATIONS DE BOURSE (THE FRENCH
                                 SECURITIES AND EXCHANGE
                                 COMMISSION) HAS FILED THIS
                                 REFERENCE DOCUMENT ON MARCH 27,
                                 2003, UNDER REGISTRATION NUMBER
                                 D.03-318.  IT MAY ONLY BE USED IN
                                 CONNECTION WITH A FINANCIAL
                                 TRANSACTION IF IT IS COMPLEMENTED
                                 BY A PROSPECTUS (NOTE D'OPERATION)
                                 APPROVED BY THE COMMISSION DES
                                 OPERATIONS DE BOURSE.
                          -------------------------------------------



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